   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 30, 1997
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                                IDT CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                         DELAWARE                                                    22-3415036
              (State or Other Jurisdiction of                              (I.R.S. Employer Identification
              Incorporation or Organization)                                           Number)

                           --------------------------

                                190 MAIN STREET
                          HACKENSACK, NEW JERSEY 07601
                                 (201) 928-1000
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                         ------------------------------

                                HOWARD S. JONAS
                CHAIRMAN, CHIEF EXECUTIVE OFFICER AND TREASURER
                                IDT CORPORATION
                                190 MAIN STREET
                          HACKENSACK, NEW JERSEY 07601
                                 (201) 928-1000
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                         ------------------------------

                                   COPIES TO:

   IRA A. GREENSTEIN, ESQ.          JOYCE MASON, ESQ.          ROBERT W. SMITH, JR.,
   MORRISON & FOERSTER LLP           GENERAL COUNSEL                   ESQ.
 1290 AVENUE OF THE AMERICAS         IDT CORPORATION          PIPER & MARBURY L.L.P.
NEW YORK, NEW YORK 10104-0050        190 MAIN STREET          36 SOUTH CHARLES STREET
       (212) 468-8000          HACKENSACK, NEW JERSEY 07601  BALTIMORE, MARYLAND 21201
                                      (201) 928-1000              (410) 439-2530

                         ------------------------------

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                       PROPOSED            PROPOSED
               TITLE OF EACH                                           MAXIMUM             MAXIMUM
                  CLASS OF                        NUMBER OF            OFFERING           AGGREGATE           AMOUNT OF
               SECURITIES TO                     SHARES TO BE         PRICE PER            OFFERING          REGISTRATION
               BE REGISTERED                    REGISTERED (1)        SHARE (2)             PRICE                FEE
Common Stock, par value $.01 per share......      4,715,000             $19.75           $93,121,250           $27,471

(1) Includes 615,000 shares that the Underwriters have the option to purchase from the Company to cover over-allotments, if any. See "Underwriting."

(2) Estimated solely for the purpose of computing the amount of the registration fee, based on the average of the high and low prices for the Common Stock as reported on the Nasdaq National Market on December 24, 1997, in accordance with Rule 457(c) promulgated under the Securities Act of 1933.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO
BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION
                                                               DECEMBER 30, 1997

                                4,100,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                                  -----------

    Of the 4,100,000 shares of Common Stock offered hereby (the "Offering"), 4,000,000 shares are being sold by IDT Corporation ("IDT" or the "Company") and 100,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders." The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "IDTC." On December 29, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $20.00 per share. See "Price Range of Common Stock and Dividend Policy."
                                 --------------

          THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                 SEE "RISK FACTORS" BEGINNING ON PAGE 9 HEREOF.
                                 --------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                     PRICE         UNDERWRITING       PROCEEDS          PROCEEDS
                                                       TO         DISCOUNTS AND          TO            TO SELLING
                                                     PUBLIC        COMMISSIONS       COMPANY(1)       STOCKHOLDERS
Per Share......................................               $                $                $                  $
Total(2).......................................               $                $                $                  $

(1) Before deducting expenses payable by the Company, estimated at $850,000.

(2) The Company has granted to the Underwriters a 30-day option to purchase up to 615,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $         , $         and $         , respectively. See "Underwriting."

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of
BT Alex. Brown Incorporated, Baltimore, Maryland, on or about           , 1998.

BT ALEX. BROWN

            HAMBRECHT & QUIST

                          FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                                    JEFFERIES & COMPANY, INC.

                THE DATE OF THIS PROSPECTUS IS            , 1998

[NETWORK MAP DESCRIBING LOCATIONS OF NETWORK INFRASTRUCTURE, INCLUDING SWITCHES
                            AND FIBER OPTIC CABLES]

    IDT, IDT and design, and Genie are registered service marks of the Company. All other trademarks and service marks referred to in this Prospectus are the property of their respective owners.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. AS USED IN THIS PROSPECTUS, UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERMS THE "COMPANY" AND "IDT" REFER TO IDT CORPORATION, A DELAWARE CORPORATION, ITS PREDECESSOR, INTERNATIONAL DISCOUNT TELECOMMUNICATIONS, CORP., A NEW YORK CORPORATION ("IDT NEW YORK"), AND THEIR SUBSIDIARIES, COLLECTIVELY. ALL INFORMATION IN THIS PROSPECTUS GIVES EFFECT TO THE 1996 REINCORPORATION OF THE COMPANY IN DELAWARE. IN ADDITION, EXCEPT AS OTHERWISE INDICATED HEREIN, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. THE COMPANY'S FISCAL YEAR ENDS ON JULY 31 OF EACH CALENDAR YEAR. ALL REFERENCES TO FISCAL YEARS IN THIS PROSPECTUS REFER TO THE FISCAL YEARS ENDING IN THE CALENDAR YEARS INDICATED (E.G., FISCAL 1997 REFERS TO THE FISCAL YEAR ENDED JULY 31,
1997). CERTAIN TERMS USED IN THIS PROSPECTUS ARE DEFINED IN THE GLOSSARY BEGINNING ON PAGE 75.

                                  THE COMPANY

    IDT is a leading emerging multinational carrier that combines its position as an international telecommunications operator, its experience as an Internet service provider and its leading position in Internet telephony to provide a broad range of telecommunications services to its wholesale and retail customers worldwide. The Company provides its customers with integrated and competitively priced international and domestic long distance, Internet access and, through its Net2Phone product offerings, Internet telephony services. IDT delivers these services over a high-quality network consisting of 14 switches in the U.S. and Europe and owned and leased transmission capacity on 12 undersea fiber optic cables, together with resale capacity obtained from other carriers. The Company terminates its international traffic worldwide pursuant to resale arrangements with domestic carriers and through terminating agreements with 16 PTTs and competitive foreign carriers. In addition, IDT maintains a domestic Internet backbone to support both its traditional Internet access services as well as its Internet telephony services. The Company has grown considerably in recent years, generating revenues of $11.7 million, $57.7 million and $135.2 million in Fiscal 1995, Fiscal 1996 and Fiscal 1997, respectively, and $54.8 million in the three months ended October 31, 1997.

    The Company believes that it is well positioned to capitalize on the opportunities presented by the large and growing market for international telecommunications services. According to TELEGEOGRAPHY, revenues generated by the international telecommunications industry increased to $61.0 billion in 1996 from $21.7 billion in 1986, a compound annual growth rate of 10.9%. The market for international voice and data telecommunications is undergoing fundamental changes and has experienced significant growth as a result of (i) the deregulation and privatization of telecommunications markets worldwide; (ii) the convergence of traditional voice and packet switching technology; and (iii) the growth of the Internet as a communications medium, including Internet telephony. As a result of these factors, as well as general increases in demand for telecommunications services, TELEGEOGRAPHY projects that international telecommunications revenues will approach $86.0 billion by 2000, a compound annual growth rate of 9.0% from 1996.

    As of November 30, 1997, the Company had approximately 100 wholesale customers located in the U.S. and Europe. IDT supplements this wholesale customer base by offering retail long distance services to individual and business customers in the U.S. and over 120 other countries. Within the U.S., IDT provides dedicated and dial-up Internet access services to approximately 82,000 retail customers. The Company's Net2Phone service, which allows customers to make telephone calls from any multimedia PC to any telephone, and the Company's recently launched Net2Phone Direct service, which enables users to make phone-to-phone calls over the Internet, have been used by over 275,000 registered customers worldwide.

    The Company operates a growing facilities-based telecommunications network consisting of (i) 14 Excel and Nortel switches in the U.S. and Europe; (ii) owned and leased transmission capacity on 12 undersea fiber optic cables connecting the Company's U.S. facilities with its international facilities and with the facilities of its foreign partners in Europe, Latin America and Asia; and (iii) resale capacity obtained on a per-minute basis from other carriers. The Company monitors its network 24 hours a day, seven days a week through an automated network operations center. The Company follows a disciplined, incremental approach to network expansion, investing in facilities when the Company determines that such investments are justified by traffic volumes. The Company plans to expand its global telecommunications network infrastructure in order to reduce its operating costs, ensure service quality and facilitate the expansion of its customer base. IDT plans to install Company-owned switches in France, Germany and Italy by the end of Fiscal 1998 and to continue to pursue operating agreements with foreign carriers in order to terminate traffic directly at advantageous rates. IDT also operates a domestic Internet network comprised of multiple leased DS3 lines, creating a 45 mbps high speed backbone, and leased T1 lines. IDT operates one of the nations largest Internet access networks, providing local dial-up access through over 450 POPs, of which 75 POPs are owned by the Company, and the remainder are owned by local and regional ISPs (the "Alliance Partners"). This Internet network, combined with the Company's telecommunications network, is also used to route IDT's Internet telephony traffic.

    IDT's background as a leading alternative provider of wholesale and retail international telecommunications services, combined with its experience as a domestic ISP and its leadership role in the field of Internet telephony, position it to capitalize on continuing deregulation in the international telecommunications marketplace and the convergence of voice and data telecommunications technologies. The Company leverages its customer base, existing carrier relationships and technology platforms to (i) develop new, low-cost termination arrangements; (ii) offer new services such as prepaid calling cards and Internet telephony to wholesale and retail customers in target countries; and (iii) negotiate partnership arrangements with existing carriers and emerging competitors for the Company's Internet telephony services.

STRATEGY

    The Company's objective is to be a leading provider of high-quality, low-cost international telecommunications services to wholesale and retail customers in both the U.S. and abroad. Key elements of the Company's strategy include:

    FOCUS ON INTERNATIONAL TELECOMMUNICATIONS. The Company believes that the international long distance market provides attractive opportunities due to its higher revenue and gross profit per minute, and a higher projected growth rate compared to the domestic long distance market. The Company targets international markets with high volumes of traffic, relatively high per-minute rates and favorable prospects for deregulation and privatization. The Company believes that the ongoing trend toward deregulation and privatization will create new opportunities for the Company to increase its revenues and to reduce its termination costs, while maintaining balanced growth in wholesale and retail traffic.

    EXPAND SWITCHING AND TRANSMISSION FACILITIES. The Company is continuing to expand and enhance its network facilities by investing in switching and transmission facilities where traffic volumes justify such investments. Through Fiscal 1999, the Company intends to invest in (i) undersea cables connecting the U.S. and Europe, the U.S. and Asia, and points within Europe; (ii) switching facilities in the U.S., the U.K., France, Italy, Germany and other European countries; and (iii) additional network compression equipment. The Company believes that these investments will allow it to reduce its cost of service and to enhance its service offerings, while maintaining carrier-grade service quality.

    EXPAND SERVICE OFFERINGS AND MARKETING ACTIVITIES. The Company will continue to develop value-added services and to market them on a wholesale and retail basis in order to increase margins, optimize network utilization and improve customer loyalty. IDT has historically used technology to capitalize on regulatory opportunities and market niches by offering innovative value-added services such as call reorigination, international prepaid calling cards and Internet telephony. In addition, the Company intends to capitalize on its strategic alliances and other relationships with U.S. and foreign companies to expand its customer base.

    COMBINE VOICE TELECOMMUNICATIONS AND INTERNET TELEPHONY EXPERTISE. The Company's knowledge of international voice telecommunications technology, packet switching technology and Internet telephony provides the Company with a significant competitive advantage as voice and Internet technologies converge. The efficiencies of packet switching technology and the artificially high costs of terminating international voice traffic resulting from the Accounting Rate Mechanism (a negotiated rate which international long distance providers pay one another to terminate traffic) are expected to result in high growth for Internet telephony and the transmission of voice telecommunications using packet switching technology. The Company expects that its leadership in Internet telephony and its knowledge of voice telecommunications systems will enable it to partner with foreign carriers seeking to provide inexpensive international termination to their customers.

    PURSUE STRATEGIC ALLIANCES AND INTERNATIONAL AGREEMENTS. The Company has capitalized on its significant traffic volume and technological expertise to negotiate favorable termination agreements with international carriers. The Company intends to continue to seek new termination relationships with established and emerging carriers to reduce its termination costs for traditional international voice telephony, and to seek foreign partners for the expansion of its Internet telephony offerings. To date, the Company has entered into 16 agreements with carriers that provide for the termination of its calls in 25 countries. In addition, the Company has negotiated partnership arrangements with Daewoo Corporation and Naray Mobile Telecom Inc. in South Korea and Marubeni Corporation in Japan to market its Internet telephony services. In addition, the Company will selectively pursue strategic acquisitions as they become available.

    MAINTAIN LOW OPERATING COSTS AND IMPROVE PROFITABILITY. The Company seeks to continue to improve its profitability by (i) maintaining a streamlined general and administrative staff; (ii) leveraging its general and administrative staff across its complementary telecommunications services businesses; (iii) capitalizing on its wholesale traffic volumes to arrange cost-effective resale and termination arrangements, while continuing to increase its sales of higher margin retail international minutes; and (iv) investing in network infrastructure and selling, general and administration expenses when such investment is justified by traffic volumes.
                            ------------------------

    The Company entered the international call reorigination business in 1990 to capitalize on the opportunity created by the spread between U.S. and foreign-originated international long distance telephone rates. IDT leveraged the expertise derived from, and calling volume generated by, its call reorigination business to enter the domestic long distance business in late 1993, by reselling long distance telecommunications services of other carriers to IDT's domestic customers. As a value-added service for its domestic long distance customers, the Company began offering Internet access in early 1994, eventually offering dial-up and dedicated Internet access to individuals and to businesses as stand-alone services. In 1995, IDT began reselling to other long distance carriers access to the favorable telephone rates and special tariffs the Company receives as a result of the calling volume generated by its call reorigination customers. IDT entered the Internet telephony market in August 1996 with its introduction of Net2Phone, and expanded its Internet telephony offerings in October 1997 with the introduction of its Net2Phone Direct service. The Company began marketing its prepaid calling cards in Fiscal 1997.

    The Company is incorporated in the State of Delaware. The Company's principal executive offices are located at 190 Main Street, Hackensack, New Jersey 07601, and its telephone number is (201) 928-1000. The Company's Internet address is HTTP://WWW.IDT.NET.

                                  THE OFFERING

Common Stock offered by the Company.........  4,000,000 shares
Common Stock offered by the Selling
  Stockholders..............................  100,000  shares
Capital Stock to be outstanding after this
  Offering:
  Common Stock..............................  16,184,832 shares (1)
  Class A Stock.............................  10,323,367 shares
    Total...................................  26,508,199 shares
Use of proceeds.............................  To expand international and domestic telecommunications networks, develop new
                                              products, expand sales and marketing
                                              activities, finance potential acquisitions and
                                              for working capital and other general cor-
                                              porate purposes.
Nasdaq National Market symbol...............  IDTC

------------------------

(1) Includes 100,000 shares of Common Stock issuable pursuant to options to be exercised by certain Selling Stockholders in connection with this Offering. Excludes (i) 4,635,307 shares of Common Stock issuable upon the exercise of outstanding options at October 31, 1997 granted to the Company's directors, officers and other employees at a weighted average exercise price of $5.64 per share (of which approximately 111,000 shares were exercised in November and December 1997); (ii) 494,723 shares of Common Stock issuable upon conversion of the Company's 3% Convertible Subordinated Debentures at a conversion price of $15.16 per share; (iii) 145,981 shares issued upon conversion of a convertible note at a conversion price of $14.00 per share (all of which were converted in December 1997); (iv) 174,004 shares issuable upon exercise of warrants at a weighted average exercise price of $10.78 per share; and (v) 625,000 shares issuable in connection with the Company's purchase of Rock Enterprises, Inc. in November 1997 (of which 312,500 shares were issued in November 1997).

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

    The summary consolidated financial and operating data set forth below is qualified in its entirety by, and should be read together with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, the Notes thereto and the other financial information included elsewhere or incorporated by reference in this Prospectus.

                                                                                          THREE
                                                                                       MONTHS ENDED
                                            YEAR ENDED JULY 31,                        OCTOBER 31,
                           -----------------------------------------------------    ------------------
                            1993       1994       1995        1996        1997       1996       1997
                           -------    -------    -------    --------    --------    -------    -------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA AND OTHER OPERATING DATA)
STATEMENT OF OPERATIONS
  DATA:
Revenues:
  Telecommunications.....  $ 1,675    $ 3,169    $10,789    $ 35,708    $ 99,936    $18,102    $47,804
  Internet access........    --         --           875      21,986      32,895     10,137      4,850
  Net2Phone..............    --         --         --          --          2,356         79      2,097
                           -------    -------    -------    --------    --------    -------    -------
    Total revenues.......    1,675      3,169     11,664      57,694     135,187     28,318     54,751
Costs and expenses:
  Direct cost of
    revenues.............      272        990      7,544      36,438      92,214     18,013     40,861
  Selling, general and
    administrative.......    1,019      2,402      5,992      35,799      41,545     12,598      9,835
  Depreciation and
    amortization.........       79        106        303       1,212       4,873        963      1,745
                           -------    -------    -------    --------    --------    -------    -------
    Total costs and
      expenses...........    1,370      3,498     13,839      73,449     138,632     31,574     52,441
                           -------    -------    -------    --------    --------    -------    -------
Income (loss) from
  operations.............      305       (329)    (2,175)    (15,755)     (3,445)    (3,256)     2,310
Other, net(1)............       (3)        31         30         112        (392)       150       (347)
                           -------    -------    -------    --------    --------    -------    -------
Net income (loss)........  $   302    $  (298)   $(2,145)   $(15,643)   $ (3,837)   $(3,106)   $ 1,963
                           -------    -------    -------    --------    --------    -------    -------
                           -------    -------    -------    --------    --------    -------    -------
Net income (loss) per
  share..................  $  0.02    $ (0.02)   $ (0.13)   $  (0.86)   $  (0.18)   $ (0.15)   $  0.08
                           -------    -------    -------    --------    --------    -------    -------
                           -------    -------    -------    --------    --------    -------    -------
Weighted average number
  of shares used in
  calculation of net
  income (loss) per
  share..................   16,569     16,569     16,569      18,180      21,153     20,841     25,480

OTHER FINANCIAL DATA:
EBITDA(2)................  $   384    $  (223)   $(1,872)   $(14,543)   $  1,428    $(2,293)   $ 4,055
EBITDA margin(3).........     22.9%      (7.0)%    (16.0)%     (25.2)%       1.1%      (8.1)%      7.4%
Capital expenditures.....  $   229    $   717    $ 1,326    $ 11,895    $ 18,049    $ 9,026    $ 5,700

OTHER OPERATING DATA:
Billed telecommunications
  minutes of use (in
  thousands)(4)..........    --         --        11,000      88,000     237,000     38,300    111,000
Revenue per billed
  telecommunications
  minute of use(4).......    --         --       $  0.78    $   0.36    $   0.40    $  0.44    $  0.42
Number of employees at
  end of period..........       14         49         96         485         360        499        348
Number of switches at end
  of period..............    --         --             1           3           9          4         14

                                                                                              OCTOBER 31, 1997
                                                                                         --------------------------
                                                                                          ACTUAL    AS ADJUSTED(5)
                                                                                         ---------  ---------------
                                                                                               (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..............................................................  $  13,332     $  88,080
Total assets...........................................................................     77,090       151,838
Total liabilities......................................................................     47,178        47,178
Total stockholders' equity.............................................................     29,912       104,660

------------------------------
(1) For the year ended July 31, 1996, includes an extraordinary loss on retirement of debt of $233,500.

(2) EBITDA represents net earnings (loss) before interest, income taxes, depreciation and amortization. While EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed either as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity, it is included herein because it is a measure commonly used in the telecommunications industry.

(3)  Represents EBITDA divided by total revenues.

(4)  Excludes minutes of use and revenues from domestic long distance services.

(5) Adjusted to give effect to (i) the sale of the 4,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $20.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company and (ii) the receipt by the Company of proceeds from the exercise of stock options for 100,000 shares being sold by the Selling Stockholders. See "Use of Proceeds," "Capitalization" and "Principal and Selling Stockholders."

                                  RISK FACTORS

    THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY, IN ADDITION TO THE OTHER INFORMATION WHICH APPEARS IN THIS PROSPECTUS OR IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE. THE DISCUSSION IN THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW AS WELL AS THOSE DISCUSSED ELSEWHERE HEREIN. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE MADE AS OF THE DATE OF THIS PROSPECTUS, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE SUCH FORWARD-LOOKING STATEMENTS OR TO UPDATE THE REASONS THAT ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS. SEE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "INFORMATION REGARDING FORWARD-LOOKING STATEMENTS."

RISKS OF EXPANSION AND IMPLEMENTATION OF GROWTH STRATEGY

    The Company's ability to continue to grow may be affected by various factors, many of which are not within its control, including governmental regulation of the telecommunications industry in the U.S. and other countries, competition and technological developments. Although the Company has experienced significant growth in a relatively short period of time and intends to continue to grow rapidly, there can be no assurance that the growth experienced by the Company will continue or that the Company will be able to expand its telecommunications infrastructure, add services, expand its customer bases and markets, install additional POPs or implement the other features of its business strategy at the rate or to the extent presently planned. The Company has experienced significant revenue growth and has expanded the number of its employees and the geographic scope of its operations. These factors have resulted in increased responsibilities for its management personnel. The Company's ability to continue to manage its growth successfully will require it to further expand its network and infrastructure, to enhance its management, financial and information systems and controls and to effectively expand, train and manage its employee base. In addition, as the Company increases its service offerings and expands its target markets, there will be additional demands on its customer service support and sales, marketing and administrative resources. There can be no assurance that the Company will be able to successfully manage its expanding operations. If the Company's management is unable to manage growth effectively, the Company's business, financial condition or results of operations could be materially and adversely affected.

    As of October 31, 1997, the Company had 348 employees. The Company believes that it will need, both in the short-term and the long-term, to hire additional sales and marketing and technical personnel, as well as additional qualified administrative and management personnel in its accounting and finance areas to manage its financial control systems. Although the Company has hired additional personnel and upgraded certain of its systems, there can be no assurance that the Company's administrative, operating and financial control systems, infrastructure, personnel and facilities will be adequate to support the Company's future operations or to effectively adapt to future growth. The inability to continue to upgrade the operating and financial control systems, the inability to recruit and hire necessary personnel or the emergence of unexpected expansion difficulties could have a material adverse effect on the Company's business, financial condition or results of operations.

    Part of the Company's growth strategy is dependent upon the continued deregulation of foreign telecommunications markets. There can be no assurance that such deregulation will occur when or to the extent anticipated. The effect of foreign deregulation on the Company is also uncertain. While the Company expects that deregulation will give rise to new opportunities, the increase in competition expected to result from deregulation could cause the Company's international long distance business to suffer and could have other material adverse effects on the Company's business, financial condition or results of operations.

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RISKS ASSOCIATED WITH GROWTH OF TELECOMMUNICATIONS NETWORKS AND CUSTOMER BASE

    Historically, the Company has relied primarily on leased transmission capacity for the delivery of its telecommunications services. The Company's telecommunications expenses have in the past primarily been variable, based upon minutes of use, consisting largely of payments to other long distance carriers, customer/carrier interconnect charges, leased fiber circuit charges and switch facility costs. However, since Fiscal 1995, the Company has made considerable capital expenditures in order to expand its network, and intends to continue to do so in the future. See "Use of Proceeds" and "Business-Strategy." Although the Company's strategy is to seek to establish significant traffic volumes prior to investing in fixed-cost facilities, the development of such facilities entails significant costs and prior planning, which are based in part on the Company's expectations concerning future revenue growth and market developments. As the Company expands its network and the volume of its network traffic, the cost of revenues will increasingly consist of fixed costs arising from the ownership and maintenance of its switches and undersea fiber optic cables. While the Company believes that in the long-term these investments will allow it to reduce its cost of service and to enhance its service offerings, in the short-term, cost increases and a decrease in the Company's profit margins may occur. In addition, the fixed nature of these costs is also expected to lead to larger fluctuations in gross margins, depending on the minutes of traffic and the associated revenues generated by the Company. If the Company's traffic volume were to decrease, or fail to increase to the extent expected or necessary to make efficient use of its network, the Company's costs as a percentage of revenues would increase significantly, which would have a material adverse effect on the Company's business, financial condition or results of operations.

    In addition, the Company's business depends in part on its ability to obtain transmission facilities on a cost-effective basis. Because digital undersea fiber optic cables typically take several years to plan and construct, carriers generally make investments based on a forecast of anticipated traffic. Therefore, the Company's operations are subject to the risk that it will not adequately anticipate the amount of traffic over its network, and may not procure sufficient network equipment in order to ensure the cost-effective transmission of customer traffic. The Company does not control the planning or construction of digital undersea fiber optic transmission facilities and must seek access to such facilities through partial ownership positions. If ownership positions are not available, the Company must seek access to such facilities through lease arrangements on negotiated terms that may vary with industry and market conditions. The Company currently owns or leases transmission capacity on 12 undersea fiber optic cables. There can be no assurance that the Company will be able to continue to obtain sufficient transmission facilities or access to undersea fiber optic cable on economically viable terms. The failure of the Company to obtain telecommunications facilities that are sufficient to support its network traffic in a manner that ensures the reliability and quality of its telecommunications services may have a material adverse effect on its business, financial condition or results of operations.

DEPENDENCE ON OTHERS

    The Company is dependent on other carriers of network transmission services for many of its services, and generally does not have long-term contracts with these carriers. These carriers are not restricted from competing against the Company. To the extent that any of these carriers raise their rates, change their pricing structure or provide the Company with a reduced amount of capacity, the Company may be adversely affected. Also, the Company faces the risk that there may be a disruption in the service provided by these carriers, causing a disruption in the services provided by the Company to its customers. The Company is dependent upon WorldCom, Inc. ("WorldCom"), which is the primary provider to the Company of leased-line network capacity and data communications facilities, and leases to the Company physical space for switches, modems and other equipment. If WorldCom becomes unable to expand its network or becomes unwilling to provide or expand its current level of service to the Company in the future, the Company's business, financial condition or results of operations could be materially adversely affected.

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    The Company's ability to compete in the long distance telecommunications market depends, in part, on its ability to procure advantageous rates from PTTs and from other interexchange carriers ("IXCs"), and on the ability of such parties to carry the calls the Company routes to their networks. If, as a result of a termination of its relationship with a PTT or an IXC, or the inability of a PTT or an IXC to carry traffic routed to it, the Company routed the traffic to another IXC providing service at a less advantageous rate, or with lesser quality, there could be a material adverse effect on the Company's profit margins or network service quality. A reduction of the Company's service quality could result in a loss of customers, which in turn could reduce the Company's profit margins. Similarly, if the facilities-based providers whose services the Company resells were unable to sell such services to the Company, there could be a material adverse effect on the Company's business, financial condition or results of operations.

    The Company is also dependent upon established LECs, WorldCom and other CLECs to provide telecommunications services to the Company's customers. Although certain leased data communications services are currently available from several alternative suppliers, including, AT&T Corp. ("AT&T") and Sprint Corp. ("Sprint"), there can be no assurance that the Company would be able to obtain substitute services from other suppliers at reasonable or comparable terms and prices or in a timely fashion.

    IDT also depends on other companies to provide Internet access in areas not serviced by its POPs. The Company depends upon the continued viability and financial stability of its Alliance Partners and other suppliers, as well as on the performance of their networks. If a material number of such networks suffer operational problems or failure, or are unable to expand to satisfy customer demand, there could be a material adverse effect on the Company. The Company has from time to time experienced delays in the timely connection of customer accounts to the Internet by certain of its Alliance Partners. If a material number of Alliance Partners fail to serve accounts on a timely basis or are unable to serve accounts generated by the Company's growth, the Company could lose customers, which may have a material adverse effect on the Company's business, financial condition or results of operations.

    The Company currently is dependent on software licensed from Netscape and Microsoft for the front-end software of its Internet access services. The Company uses and reproduces certain Netscape and Microsoft products, and distributes such products to distributors and end users together with IDT configuration software. The occurrence of any operating difficulties in connection with such software could deter customers from using the Company's Internet access services, which could result in a material adverse effect on the Company's business, financial condition or results of operations.

    The Company is dependent on certain third-party suppliers of equipment and hardware components, including, Sun Microsystems, Inc., Cisco Systems, Inc. ("Cisco"), Northern Telecom Limited ("Nortel"), Excel Switching Corp. ("Excel") and Ascend Communications, Inc. A failure by a supplier to deliver quality services or products on a timely basis, or the inability to develop alternative sources if and as required, could result in delays which could have a material adverse effect on the Company.

DEPENDENCE ON SALES REPRESENTATIVES AND RETAILERS

    The Company is dependent on its independent sales representatives, particularly with respect to sales of its international long distance telecommunications services in key foreign markets. Most of the Company's independent sales representatives also sell services or products of other companies. Accordingly, there can be no assurance that these sales representatives will devote sufficient efforts to promoting and selling the Company's services, or that the Company will be able to find capable sales representatives in the new markets into which it is entering. In particular, the Company is dependent upon a single master distributor, 32-62 Union Corp. ("Union"), an entity owned by Mr. Carlos Gomez, for a substantial portion of its sales of its prepaid calling cards. The Company's agreement with Union provides that Union will be the exclusive distributor of certain of the Company's prepaid calling cards. Mr. Carlos Gomez, CG Com, Inc. (an entity owned by Mr. Gomez) and the Company are currently defendants in a lawsuit in which the plaintiffs have alleged that Mr. Gomez and CG Com, Inc. breached a non-competition agreement by virtue

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of Mr. Gomez's relationship with the Company. See "Business-Litigation." An adverse decision in this action, the loss of Mr. Gomez or Union as a distribution channel or Union's failure to effectively distribute the Company's products, would substantially impair the Company's ability to generate revenues from the sales of these products, which could have a material adverse effect on the Company's business, financial condition or results of operations.

HISTORICAL LOSSES

    The Company incurred net losses in Fiscal 1994, 1995, 1996 and 1997 of $298,000, $2.1 million, $15.6 million and $3.8 million, respectively. The Company has only recently begun to generate profits, generating net income of $161,000, $939,000 and $2.0 million for each of the three month periods ended April 30, 1997, July 31, 1997 and October 31, 1997, respectively. Although the Company has experienced significant growth in recent periods, such growth may not be sustainable and should not be considered indicative of future growth of its business, revenues or profits.

    A substantial portion of the Company's revenues in Fiscal 1997 were derived from telecommunications services. The Company has only a limited operating history with respect to certain of its services in these areas, and no assurance can be given regarding the Company's future performance. In addition, the Company intends to enter markets where it has limited or no operating experience. Accordingly, there can be no assurance that the Company's future operations will continue to generate operating income, and the Company's prospects must be considered in light of the risks, expenses, problems and delays inherent in establishing a new business in a rapidly changing industry.

NEED FOR ADDITIONAL CAPITAL TO FINANCE GROWTH AND CAPITAL REQUIREMENTS

    The Company believes that it must continue to enhance and expand its network and build out its telecommunications network infrastructure in order to maintain its competitive position and continue to meet the increasing demands for service quality, capacity and competitive pricing. The Company's ability to grow depends, in part, on its ability to expand its operations through the ownership and leasing of network capacity, which requires significant capital expenditures, that are often incurred prior to the Company's receipt of the related revenue.

    The Company believes that, based upon its present business plan, the proceeds from the Offering, together with the Company's existing cash resources and expected cash flow from operating activities, will be sufficient to meet its currently anticipated working capital and capital expenditure requirements for at least twelve months. If the Company's growth exceeds current expectations, if the Company obtains one or more attractive opportunities to purchase the business or assets of another company, or if the Company's cash flow from operations after the end of such period is insufficient to meet its working capital and capital expenditure requirements, the Company will need to raise additional capital from equity or debt sources. There can be no assurance that the Company will be able to raise such capital on favorable terms or at all. If the Company is unable to obtain such additional capital, the Company may be required to reduce the scope of its anticipated expansion, which could have a material adverse effect on the Company's business, financial condition or results of operations.

DEPENDENCE ON MANAGEMENT INFORMATION SYSTEMS

    The Company is dependent upon its information systems and switching equipment to provide service to its customers, manage its network, collect billing information and perform other vital functions. The Company is particularly dependent upon its maintenance of an effective billing and collection system, especially with respect to its call reorigination business, in which its clients are geographically dispersed. The Company's management information systems and switching equipment are subject to hardware defects and software bugs, the existence of which may be outside of the Company's control. The Company

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may experience technical difficulties with its hardware or software which could adversely effect the Company's business, financial condition or results of operations.

RISKS OF NETWORK FAILURE

    The success of the Company is largely dependent on its ability to deliver low-cost, uninterrupted international and domestic long distance telephone services. Any system or network failure that causes interruptions in the Company's operations could have a material adverse effect on its business, financial condition or results of operations. At times, the Company's call reorigination switching equipment has experienced failures, which temporarily prevented customers from using its call reorigination services. The Company's operations are dependent on its ability to successfully expand its network and integrate new and emerging technologies and equipment into its network, which are likely to increase the risk of system failure and to cause strain upon the network. The Company's operations also are dependent on the Company's protection of its hardware and other equipment from damage from natural disasters such as fires, floods, hurricanes and earthquakes, or other sources of power loss, telecommunications failures or similar occurrences. Significant or prolonged telephone network failures, or difficulties for customers in completing long distance telephone calls, could damage the reputation of the Company and result in the loss of customers. Such damage or losses could have a material adverse effect on the Company's ability to obtain new subscribers and customers, and on the Company's business, financial condition or results of operations.

    The success of the Company's Internet-related business is dependent on its ability to deliver high-quality, uninterrupted access to the Internet. In the past, the Company has experienced failures relating to individual POPs, and the Company's subscribers have experienced difficulties in accessing, and maintaining their connection to, the Internet. The Company maintains a substantial portion of its Internet accounts, electronic mail services, and other systems essential to the Company's service offerings at its primary operational facilities in Hackensack, New Jersey. Significant or prolonged system failures or difficulties for subscribers in accessing and maintaining connection with the Internet could damage the reputation of the Company and result in the loss of subscribers.

RAPID TECHNOLOGICAL DEVELOPMENT

    The markets the Company services are characterized by rapidly changing technology, evolving industry standards, emerging competition and the frequent introduction of new services, software and other products. The Company's success is dependent in part upon its ability to enhance existing products, software and services and to develop new products, software and services that meet changing customer requirements on a timely and cost-effective basis. There can be no assurance that the Company can successfully identify new opportunities and develop and bring new products, software and services to market in a timely and cost-effective manner, or that products, software, services or technologies developed by others will not render the Company's products, software, services or technologies noncompetitive or obsolete. In addition, there can be no assurance that products, software or service developments or enhancements introduced by the Company will achieve or sustain market acceptance or that they will effectively address the compatibility and interoperability issues raised by technological changes or new industry standards.

    Fundamental changes in the technologies for delivering telephone, Internet access and content, and Internet telephony services expose the Company to substantial risks. For example, although the Company's Internet access services are currently accessed primarily by computers through telephone lines, several companies have recently introduced delivery of Internet access services through cable television lines. If the Internet becomes accessible by other methods or if there are advancements in the delivery of telephone services, the Company will need to develop new technology or modify its existing technology to accommodate these developments. The Company's pursuit of these technological advances may require substantial

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time and expense, and there can be no assurance that the Company will succeed in adapting its businesses to alternate access devices, conduits or other technological developments.

NEW AND UNCERTAIN MARKETS

    Many of the overseas markets in which the Company currently markets long distance telephone services are undergoing dramatic changes as a result of privatization and deregulation. The EU has mandated competitive markets for the European telecommunications industry by January 1998 and the member states of the EU are at different stages of opening their telecommunications markets. As a result of privatization and deregulation, a new competitive environment is emerging in which major European telephone companies, media companies and utilities are entering the telecommunications market and forming new alliances which are radically changing the landscape of international and domestic telephone services. Open markets for telecommunications services are expected to evolve in other parts of the world as well. While the Company is focused on exploiting the imbalances brought about by deregulation, the Company frequently enters new markets and is unable to predict how the regulatory environments of such markets will evolve. There can be no assurance that changes in the marketplace and new strategic alliances among companies with greater resources than the Company will not adversely affect the Company's ability to continue its efforts to increase its overseas telecommunications customer base and its traffic volume, or its ability to recover the cost of building out its international telecommunications switching infrastructure.

    The markets for Internet access, content and telephony services and related software products are relatively new, and the Company's current and future competitors are likely to introduce competing Internet access and/or online services and products. Therefore, it is difficult to predict the rate at which these markets will grow or at which new or increased competition will result in market saturation. If demand for Internet services fails to grow, or grows more slowly than anticipated, or if the market becomes saturated with competitors, the Company's business, financial condition or results of operations could be adversely affected. Although the Company intends to support emerging standards in the market for Internet access, there can be no assurance that industry standards will emerge or if they become established, that the Company will be able to conform to these new standards in a timely fashion and maintain a competitive position in the market. See "Business--Research and Development."

    In August 1996, the Company began offering Net2Phone, the first commercial telephone service to bridge calls between multimedia PCs and telephones via the Internet, and in the first quarter of Fiscal 1998, the Company introduced Net2Phone Direct, a service that allows for phone-to-phone calling via the Internet. The Company believes that these services expand the role of the Internet as a communications medium, and enable users to benefit from substantially reduced long distance telecommunications rates. However, Internet telephony is in the early stages of development, and there continue to be issues regarding quality and consistency of such service. Although Internet telephony continues to be an area of intense focus of various Internet software providers, traditional telephone service companies and telephone equipment manufacturers, there can be no assurance that Internet telephony will gain market acceptance or prove to be a viable alternative to traditional telephone service. Notwithstanding the potential cost savings, many international telephone callers, accustomed to the convenience and quality of phone-to-phone international calling, may not switch to Internet telephony services. The failure of Internet telephony to develop as a viable industry may adversely affect the Company's business, financial condition or results of operations.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS; CURRENCY FLUCTUATIONS

    In Fiscal 1995, 1996, 1997 and in the three-month period ended October 31, 1997, international customers accounted for approximately 56%, 23%, 25% and 14% of the Company's total revenues, respectively. The Company anticipates that revenues from international customers will continue to account for a significant percentage of its total revenues. In addition, part of the Company's growth strategy is to install a gateway switching infrastructure in foreign countries. Therefore, a significant portion of the

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Company's total revenues, as well as a portion of its equipment and other property, will be subject to risks associated with international operations, including unexpected changes in legal and regulatory requirements; changes in tariffs, exchange rates and other barriers; the collection and payment of applicable value-added taxes ("VAT"); political and economic instability; difficulties in collecting accounts receivable; longer payment cycles; difficulties in establishing, maintaining and managing independent foreign sales organizations; difficulties in staffing and managing international operations; difficulties in maintaining and repairing equipment abroad; difficulties in protecting the Company's intellectual property overseas; possible confiscation of property and equipment; potentially adverse tax consequences; and the regulation of telecommunications companies and ISPs by foreign jurisdictions. Although the Company's sales to date have generally been denominated in U.S. dollars, some of the Company's recent contracts are denominated in foreign currencies, and the value of the U.S. dollar in relation to foreign currencies may also adversely affect the Company's sales to international customers as well as the cost of procuring, installing and maintaining equipment abroad. To the extent the Company expands its international operations or begins to denominate prices in foreign currencies, the Company will be exposed to increased risks of currency fluctuation. The Company does not, and has no plans to, engage in hedging activities designed to manage currency fluctuations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales and Marketing."

RISKS ASSOCIATED WITH COLLECTIONS OF RECEIVABLES

    The Company's business as a wholesale provider of international long distance services makes it highly dependent upon traffic carried by the Company for other long distance providers, and the collection of receivable balances from such customers. While the Company's most significant customers vary from quarter to quarter, the Company's five largest customers accounted for 20.8% of revenues in the year ended July 31, 1997, and 34.5% of revenues in the three-month period ended October 31, 1997. This concentration of revenues amplifies the risk of non-payment by customers, and other carriers have experienced significant receivable writeoffs related to the provision of wholesale carrier services. While the Company performs ongoing credit evaluations of its customers, it generally does not require collateral to support accounts receivable from its customers. If the Company experiences difficulties in the collection of its accounts receivable from its major customers, the Company's financial condition and results of operations could be materially adversely affected.

    Historically, the Company has experienced losses from the uncollectability of receivables in its Internet access and call reorigination businesses. The call reorigination business is particularly susceptible to credit risks as the customers for such services reside in a wide range of countries, many of which do not have established credit bureaus, thereby making it more difficult for the Company to ascertain the creditworthiness of potential customers. The Company's Internet access business is characterized by a large number of small dollar value receivables. As a result, the collection costs associated with delinquent Internet access receivables are high relative to the receivable balances.

    In addition, the Company expends considerable resources to collect receivables from customers who fail to make payment in a timely manner. While the Company continually seeks to minimize bad debt, and at times requires collateral to support accounts receivable from certain customers, the Company's experience indicates that a certain portion of past due receivables will never be collected and that such bad debt is a necessary cost of conducting business. As of October 31, 1997, the Company reserved approximately $3.5 million for receivables expected to be uncollectible. There can be no assurance, however, that, with regard to any particular time period or periods or any particular geographic location or locations, bad debt expense will not rise significantly above historical or anticipated levels. Any significant increase in bad debt levels could have a material adverse effect on the Company's business, financial condition or results of operations.

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    The telecommunications and Internet access industries have historically incurred losses due to fraud. Although the Company has implemented anti-fraud measures in order to control losses relating to fraudulent practices, there can be no assurance that the Company can effectively control fraud when operating in the international or domestic telecommunications arena. The Company's failure to effectively control fraud could have a material adverse effect on its business, financial condition or results of operations.

INCREASING COMPETITION

    The markets in which the Company operates are extremely competitive and can be significantly influenced by the marketing and pricing decisions of larger industry participants. There are limited barriers to entry in many of the telecommunications and Internet markets in which the Company competes. The Company expects competition in these markets to intensify in the future.

    TELECOMMUNICATIONS

    Currently, the Company competes with (i) IXCs and other long distance resellers and providers, including large carriers, such as AT&T, MCI, Sprint, and WorldCom; (ii) foreign PTTs; (iii) providers of international long distance services such as STAR Telecommunications, Inc., Pacific Gateway Exchange, Inc., RSL Communications Ltd. and Telegroup, Inc.; (iv) alliances that provide wholesale carrier services, such as "Global One" (Sprint, Deutsche Telekom AG, and France Telecom S.A.) and Uniworld (AT&T, Unisource-Telecom Netherlands, Telia AB, Swiss Telecom PTT and Telefonica de Espana S.A.); (v) new entrants to the domestic long distance market such as the regional bell operations companies ("RBOCs") in the U.S., who have entered or have announced plans to enter the U.S. interstate long distance market pursuant to recent legislation authorizing such entry, and utilities such as RWE Aktiengesellschaft in Germany; and (vi) small long distance resellers. Moreover, some of the Company's competitors have announced business plans similar to the Company's regarding the expansion of telecommunications networks into Europe. Many of the Company's competitors are significantly larger and have substantially greater market presence as well as greater financial, technical, operational, marketing and other resources and experience than the Company.

    The Company competes for customers in the telecommunications markets primarily based on price and, to a lesser extent, on the type and quality of service offered. Increased competition could force the Company to reduce its prices and profit margins if its competitors are able to procure rates or enter into service agreements that are comparable to or better than those the Company obtains, or if they are able to offer other incentives to existing and potential customers. Similarly, the Company has no control over the prices set by its competitors in the long distance resale carrier-to-carrier market. The Company could also face significant pricing pressure if it experiences a decrease in the volume of minutes that it carries on its network, as the Company's ability to obtain favorable rates and tariffs from its carrier suppliers depends, to a significant extent, on the Company's total volume of international long distance call traffic. There is no guarantee that the Company will be able to maintain the volume of international and domestic long distance traffic necessary to obtain favorable rates and tariffs. Although the Company has no reason to believe that its competitors will adopt aggressive pricing policies that could adversely affect the Company, there can be no assurance that such price competition will not occur or that the Company will be able to compete successfully in the future. In addition, the Company is aware that its ability to market its long distance resale services depends upon the existence of spreads between the rates offered by the Company and those offered by the IXCs with which it competes, as well as those from which it obtains service. A decrease in such spreads could have a material adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors--Dependence on Others" and "Business-- Competition."

    Because of their close ties to their respective national regulatory authorities, PTTs may directly pressure the Company in their home countries by influencing regulatory authorities to outlaw the provision

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of call reorigination services or by blocking access to the call reorigination services the Company markets. Deregulation in foreign countries also could result in competition from other service providers that have large, established customer bases and close ties to governmental authorities in their home countries. Deregulation and increased competition in foreign markets could cause prices for direct-dial international calls to decrease so much that customers will no longer be willing to use the Company's international call reorigination services. The ability of a deregulated PTT or another home country service provider to compete on the basis of greater size and resources, pricing flexibility or long-standing relationships with customers in its own country could have a material adverse effect on the Company's business, financial condition or results of operations.

    The large U.S. long distance carriers have, in the past, been reluctant to enter the international call reorigination business and attempt to capture a significant market share of the domestic customers of the incumbent overseas PTTs. Because of their ability to compete on the basis of superior financial and technical resources, the entry of any large U.S. long distance carrier into the international call reorigination business in a country in which the Company has significant customer base could have a material adverse effect on the Company's business, financial condition or results of operations. Also, the FCC's approval of call reorigination services where no foreign country proscribes it is likely to stimulate additional entry by small carriers who might target the same customer base as the Company does, which could have a material adverse effect on the Company's business, financial condition or results of operations.

    The prepaid calling card industry is extremely competitive, and the Company expects competition to increase in the future. The Company estimates that there are more than 100 companies that offer prepaid calling cards. Several of these companies have greater financial and operating resources than the Company. The failure of the Company to capture a significant share of the prepaid calling card market may have an adverse effect on its business, financial condition or results of operations.

    INTERNET ACCESS

    The Company's current and prospective competitors in the Internet access market include many large companies that have substantially greater market presence, as well as greater financial, technical, operational, marketing and other resources and experience than the Company. The Company's Internet access business competes or expects to compete directly or indirectly with the following categories of companies: (i) other national and regional commercial ISPs, such as Netcom (which has agreed to be acquired by ICG Communications, Inc.); (ii) established on-line services companies that currently offer Internet access, such as America Online, Inc. ("AOL"), CompuServe Corp. ("CompuServe") and Prodigy Services Company ("Prodigy"); (iii) computer software and other technology companies, such as Microsoft; (iv) national long distance telecommunications carriers, such as AT&T, MCI and Sprint; (v) RBOCs; (vi) cable television operators, such as Comcast Corporation ("Comcast"), Tele-Communications, Inc. ("TCI") and Time Warner Inc. ("Time Warner"); (vii) nonprofit or educational ISPs; (viii) newly-licensed providers of spectrum-based wireless data services; and (ix) competitive local telephone service providers such as Teleport Communications Group Inc. ("TCG") and WorldCom. See "Business--Competition."

    Many of the established on-line services companies and telecommunications companies have begun to offer or have announced plans to offer expanded Internet access services. In addition, the Company believes that new competitors, including large computer hardware and software, cable, media, wireless and wireline telecommunications companies, may enter the Internet access market, resulting in even greater competition for the Company. The ability of these or other competitors to bundle services and products that are not offered by the Company together with Internet access services could place the Company at a significant competitive disadvantage. In addition, certain telecommunications companies that compete with the Company may be able to provide customers with reduced communications costs or other incentives in connection with their Internet access services, reducing the overall cost of their Internet access services and significantly increasing price pressures on the Company. This price competition could result in significant reductions in the average selling price of the Company's services. In addition, increased competition for new subscribers could result in increased sales and marketing expenses and related subscriber acquisition costs, which could materially adversely affect the Company's profitability. There can be no assurance that the Company will be able to offset the effects of any such price reductions or incentives with an increase in the number of its customers, higher revenue from enhanced services, cost reductions or otherwise.

    The Company believes that its ability to compete successfully in the Internet access market depends upon a number of factors including: (i) market presence; (ii) the adequacy of the Company's customer support services; (iii) the capacity, reliability and security of its network infrastructure; (iv) the ease of access to and navigation of the Internet; (v) the pricing policies of its competitors and suppliers; (vi) regulatory price requirements for interconnection to and use of existing local exchange networks by ISPs; (vii) the timing of introductions of new products and services by the Company and its competitors; (viii) the Company's ability to support existing and emerging industry standards; and (ix) trends within the industry as well as the general economy. There can be no assurance that the Company will have the financial resources, technical expertise or marketing and support capabilities to continue to compete successfully in the Internet access market.

    Moreover, the Company uses LEC networks to connect its Internet customers to its POPs. Under current federal and state regulations, the Company and its Internet customers pay no charges for using the LEC networks in this manner, other than the monthly service charges that apply to basic telephone service. LECs have asked the FCC to change its rules and require ISPs to pay additional, per-minute charges for their use of local networks. Per-minute access charges could significantly increase the Company's costs of doing business and could, therefore, have a material adverse effect on the Company's competitive position and on its business, financial condition or results of operations. In May 1997, the FCC determined that it would not impose interstate access charges on ISPs. However, the FCC is currently conducting two proceedings in which it is exploring the impact of the Internet on the public switched network. No assurances can be given as to whether the FCC will continue to permit ISPs to use basic business telecommunications services without imposing any additional charges.

    Competition is also expected to increase in overseas markets, where Internet access services are just beginning to be introduced. The Company does not currently plan to increase its Internet access services outside the U.S. To the extent the ability to provide access to locations and services overseas becomes a competitive advantage in the Internet access industry, failure of the Company to penetrate overseas markets or to increase its presence in the few overseas markets it presently serves may result in the Company being at a competitive disadvantage relative to other Internet access providers.

    INTERNET TELEPHONY

    The market for Internet telephony services is expected to be extremely competitive. Most of the current Internet telephony products enable voice communications over the Internet between two parties simultaneously connected to the Internet via multimedia PCs, where both parties are using identical Internet telephony software products. Current product offerings include VocalTec Communications, Ltd.'s Internet Phone, QuarterDeck Corporation's WebPhone and Microsoft's NetMeeting. In addition, a number of large, well-capitalized companies such as Intel Corporation ("Intel"), Cisco, Lucent Technologies Inc. ("Lucent"), Nortel and Dialogic Corp. ("Dialogic") have announced their intentions to offer server-based products and switches which are expected to allow communications over the Internet between parties using a multimedia PC and a telephone and between two parties using telephones where both parties have specialized servers at each end of the call. Several other companies, such as AT&T and Qwest Communications International Inc ("Qwest Communications"), have recently announced plans to offer Internet telephony products and services during the first half of 1998. There can be no assurance that the Company will be able to successfully compete in the developing Internet telephony market, or that other large companies will not enter the market as suppliers of Internet telephony services or equipment.

In addition, the Company's competitors may introduce products that permit origination and termination of calls at a telephone through the Internet.

RISKS ASSOCIATED WITH ACQUISITIONS, INVESTMENTS AND STRATEGIC ALLIANCES

    In furtherance of its business strategy, the Company expects to enter into strategic alliances with, acquire assets or businesses from, or make investments in, companies that are complementary to its current operations. Any such future strategic alliances, investments or acquisitions would be accompanied by the risks commonly encountered in such transactions. Such risks include, among other things, the difficulty of absorbing the operations and personnel of the acquired companies, the potential disruption of the Company's ongoing business, costs associated with the development and integration of such operations, the inability of management to maximize the financial and strategic position of the Company by the successful incorporation of licensed or acquired technology into the Company's service offerings, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with employees and customers as a result of changes in management, and higher customer attrition with respect to customers obtained through acquisitions.

GOVERNMENT REGULATORY POLICY RISKS

    TELECOMMUNICATIONS

    As a multinational telecommunications company, the Company is subject to varying degrees of regulation in each of the jurisdictions in which it operates. As a non-dominant carrier in the U.S., the Company's provision of international and domestic long distance telecommunications services is generally regulated on a streamlined basis. Despite recent trends toward deregulation, some of the countries in which the Company intends to provide telecommunications services do not currently permit the Company to provide public-switched voice telecommunications services. In those countries not yet open to switched voice service competition, the Company provides services to closed user groups ("CUGs") and a variety of value-added services, as permitted by each country's laws.

    REGULATION OF DOMESTIC TELECOMMUNICATIONS SERVICES. In the U.S., provision of the Company's services is subject to the provisions of the Communications Act, as amended by the Telecommunications Act of 1996 and the FCC regulations promulgated thereunder, as well as the applicable laws and regulations of the various states administered by the relevant state authorities. The recent trend in the U.S., for both federal and state regulation of telecommunications service providers, has been in the direction of reducing regulation. Nonetheless, the FCC and relevant state authorities continue to regulate ownership of transmission facilities, provision of services and the terms and conditions under which the Company's services are provided. Non-dominant carriers, such as the Company, are required by federal and state law and regulations to file tariffs listing the rates, terms and conditions for the services they provide. In March 1997, the FCC initiated a proceeding in which it proposed to eliminate the requirement that non-dominant interstate carriers such as the Company maintain tariffs on file with the FCC for domestic interstate services. The FCC's proposed rules are pursuant to authority granted to the FCC in the Telecommunications Act to "forbear" from regulating any telecommunications service provider if the FCC determines that the public interest will be served. The FCC subsequently adopted its proposal and eliminated the requirement that interstate carriers file domestic tariffs in most circumstances. That decision has been appealed to the U.S. Court of Appeals for the 8th Circuit, and a stay has been issued pending a decision on the merits of the appeal. It is unclear when the Court will rule on the appeal.

    In May 1997, the FCC issued an order to implement the provisions of the Telecommunications Act relating to the preservation and advancement of universal telephone service (the "Universal Service Order"). The Universal Service Order requires all telecommunications carriers providing interstate telecommunications services to contribute to universal support by contributing to a fund (the "Universal Service Fund"). Universal service contributions will be assessed based on certain intrastate, interstate and international "end-user" gross telecommunications revenues, effective January 1, 1998. All carriers were required to submit a Universal Service Fund worksheet in September 1997. The Company has filed its Universal Service Fund worksheet. Although the FCC order provides a method for determining the amount that the Company must contribute to support these subsidies, the FCC has only provided the contribution factors for the first quarter of 1998. The revised factors are 3.19% for the high cost and low income fund and 0.72% for the schools, libraries and healthcare fund. The amounts remitted to the Universal Service Fund may be billed to the Company's customers. If the Company does not bill these amounts to its customers, it may suffer a competitive disadvantage compared to its competitors who elect to do so. However, if the Company elects to bill these amounts to its customers, customers may reduce their use of the Company's services, or elect to use the services provided by the Company's competitors, which may have a material adverse effect upon the Company's business, financial condition, or results of operations.

    In addition to regulation by the FCC, the majority of the states require the Company to register or apply for certification prior to initiating intrastate interexchange telecommunications services. To date, the Company, together with its subsidiaries, is certified to provide intrastate interexchange telecommunications services in 43 states. State issued certificates of authority to provide intrastate interexchange telecommunications services can generally be conditioned, modified, canceled, terminated or revoked by state regulatory authorities for failure to comply with state law and/or the rules, regulations and policies of the state regulatory authorities. Fines and other penalties also may be imposed for such violations.

    U.S. REGULATION OF INTERNATIONAL TELECOMMUNICATIONS SERVICES. International common carriers, such as the Company, are required to obtain authority under
Section 214 of the Communications Act and file a tariff containing the rates, terms and conditions applicable to their services prior to initiating their international telecommunications services. The Company has obtained a "global"
Section 214 authority from the FCC to use, on a facilities and resale basis, various transmission media for the provision of international switched and private line services. Non-dominant international carriers such as the Company must file their international tariffs and any revisions thereto with one day's notice. Additionally, international telecommunications service providers are required to file copies of their contracts with other carriers, including foreign carrier agreements, with the FCC within 30 days of execution. The FCC's rules also require that the Company file periodically a variety of reports regarding the volume of its international traffic and revenues and use of international facilities. In addition to the general common carrier principles, and as discussed below, the Company is also required to conduct its facilities-based international business in compliance with the FCC's International Settlements Policy, or an FCC approved alternative accounting rate arrangement.

    The Company's FCC authorizations also permit the Company to resell international private lines interconnected to the PSTNs for the provision of switched services in those countries that have been found by the FCC to offer "equivalent opportunities" to U.S. carriers. To date, the FCC has found that only Canada, the U.K., Sweden, Australia and New Zealand offer such opportunities. The FCC currently imposes certain restrictions upon the use of the Company's private lines between the U.S. and "equivalent" countries. The Company may not route traffic to or from the U.S. over a private line between the U.S. and an "equivalent" country (such as the U.K.) if such traffic originates or terminates in a third country, if the third country has not been found by the FCC to offer "equivalent" resale opportunities. Following implementation of the Full Competition Directive by EU member states, and the World Trade Organization ("WTO") Basic Telecommunications Agreement (the "WTO Agreement") by the signatories, the FCC may authorize the Company to originate and terminate traffic over its private line between the U.S. and the U.K. and (pursuant to ISR authority) over additional private lines to additional member states if the FCC finds that such additional member states provide equivalent resale opportunities or that such authority would otherwise promote competition. The FCC has also recently proposed to permit U.S. carriers to provide ISR to WTO member countries without a finding of equivalency where certain settlement rate requirements are met.

    With regard to international services, the FCC administers a variety of international service regulations, including the International Settlements Policy (the "IS Policy"). The IS Policy governs the permissible arrangements between U.S. carriers and their foreign correspondents to settle the cost of terminating traffic over each other's networks, the rates for such settlement and permissible deviations from these policies. As a consequence of the increasingly competitive global telecommunications market, the FCC has adopted a number of policies that permit carriers to deviate from the IS Policy under certain circumstances that promote competition. The FCC also requires carriers such as the Company to report any affiliations, as defined by the Commission, with foreign carriers.

    The Company offers its call reorigination services pursuant to an FCC authorization (the "Section 214 Switched Voice Authorization") under Section 214 of the Communications Act and certain relevant FCC decisions. The FCC has determined that call reorigination services that use uncompleted call signaling does not violate U.S. or international law, but has held that U.S. companies providing such services must comply with the laws of the countries in which they operate as a condition of such companies' Section 214 Switched Voice Authorizations. The FCC reserves the right to condition, modify or revoke any
Section 214 Authorizations and impose fines for violations of the Communications Act or the FCC's regulations, rules or policies promulgated thereunder, or for violations of the clear and explicit telecommunications laws of other countries that are unable to enforce their laws against U.S. carriers. FCC policy provides that foreign governments that satisfy certain conditions may request FCC assistance in enforcing their laws against call reorigination providers based in the U.S. that are violating the laws of these jurisdictions. 30 countries have formally notified the FCC that call reorigination services violate their laws. The FCC has held that it would consider enforcement action against companies based in the U.S. engaged in call reorigination by means of uncompleted call signaling in countries where this activity is expressly prohibited. While the FCC has not initiated any action to date to limit the provision of call reorigination services, there can be no assurance that it will not take action in the future. Enforcement action could include an order to cease providing call reorigination services in such country, the imposition of one or more restrictions on the Company, monetary fines or, ultimately, the revocation of the Company's Section 214 Switched Voice Authorization, and could have a material adverse effect on the Company's business, financial condition and results of operations.

    Regulatory requirements pertinent to the Company's operations will continue to evolve as a result of the WTO Agreement, federal legislation, court decisions, and new and revised policies of the FCC. In particular, the FCC continues to refine its international service rules to promote competition, reflect and encourage liberalization in foreign countries and reduce international accounting rates toward cost. Indeed, the FCC recently adopted new lower accounting rate "benchmarks" that become effective in January 1, 1998. Under the FCC's new benchmarks, after a transition period of one to four years depending on a country's income level, U.S. carriers will be required to pay foreign carriers significantly lower rates for the termination of international services. These rates range from a $0.15/minute benchmark for upper income countries such as the U.K. to $0.23/minute for lower income countries such as China. Moreover, the FCC recently initiated a proceeding proposing to revise its Foreign Carrier Entry Policy as part of its efforts to change its rules to implement the WTO Agreement.

    In addition, the FCC is currently considering whether to limit or prohibit the practice whereby a carrier routes, through its facilities in a third country, traffic originating from one country and destined for another country. The FCC has permitted third country calling where all countries involved consent to the routing arrangements (referred to as "transiting"). Under certain arrangements referred to as "refiling," the carrier in the destination country does not consent to receiving traffic from the originating country and does not realize the traffic it receives from the third country is actually originating from a different country. To date, the FCC has made no pronouncement as to whether refiling arrangements are inconsistent with regulations of the U.S. or the International Telecommunication Union (the "ITU"), although it is considering these issues in connection with MCI's 1995 petition to the FCC for declaratory ruling regarding Sprint's Fonaccess service. It is possible that the FCC will determine that refiling violates U.S.

and/or international law. Such a finding could have a material adverse effect on the Company's business, operating results and financial condition.

    No assurances can be given that changes to the existing international or domestic regulatory framework will not occur. Such changes may increase the Company's legal, administrative or operating costs, or may otherwise limit or constrain the Company's activities, any of which could have a material adverse effect on the Company's business, financial condition, or results of operations.

    EUROPEAN REGULATION OF TELECOMMUNICATIONS SERVICES. In Europe, the regulation of the telecommunications industry is governed at a supra-national level by the EU (consisting of the following member states: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the U.K.), which is responsible for creating pan-European policies and, through legislation, has developed a regulatory framework to ensure an open, competitive telecommunications market. The EU was established by the Treaty of Rome and subsequent conventions and is authorized by such treaties to issue EU "directives." EU member states are required to implement these directives through national legislation. If an EU member state fails to adopt such directives, the European Commission may take action, including referral to the European Court of Justice, to enforce the directives.

    In 1990, the EU issued the Services Directive requiring each EU member state to abolish existing monopolies in telecommunications services, with the exception of voice telephony. The intended effect of the Services Directive was to permit the competitive provision of all services other than voice telephony, including value-added services and voice services to CUGs. However, as a consequence of local implementation of the Services Directive through the adoption of national legislation, there are differing interpretations of the definition of prohibited voice telephony and permitted value-added and CUG services. Voice services accessed by customers through leased lines are permissible in all EU member states. The European Commission has generally taken a narrow view of the services classified as voice telephony, declaring that voice services may not be reserved to the ITOs if (i) dedicated customer access is used to provide the service; (ii) the service confers new value-added benefits on users (such as alternative billing methods); or (iii) calling is limited by a service provider to a group having legal, economic or professional ties.

    In March 1996, the EU adopted the Full Competition Directive containing two provisions which required EU member states to allow the creation of alternative telecommunications infrastructures by July 1, 1996, and which reaffirmed the obligation of EU member states to abolish the ITOs' monopolies in voice telephony by 1998. The Full Competition Directive encouraged EU member states to accelerate the liberalization of voice telephony. To date, Sweden, Finland, Denmark and the U.K. have liberalized facilities-based services to all routes. Certain EU countries may delay the abolition of monopolies in voice telephony based on exemptions established in the Full Competition Directive. These countries include Spain (1998), Portugal and Ireland (January 1, 2000) and Greece (2003).

    Each EU member state in which the Company currently conducts or plans to conduct its business has a different regulatory regime, and such differences are expected to continue beyond January 1998. The requirements for the Company to obtain necessary approvals vary considerably from one member state to another and are likely to change as competition is permitted in new service sectors.

    No assurances can be given that any changes to the existing European regulatory framework will not occur. Changes to existing regulations may decrease the opportunities that are available for the Company to enter into those markets, or may increase the Company's legal, administrative or operational costs, or may otherwise constrain the Company's activities, any of which could have a material adverse effect on the Company's business, financial condition, or results of operations.

    OTHER OVERSEAS MARKETS

    The Company is subject to the regulatory regimes in each of the countries in which it conducts business. Local regulations range from permissive to restrictive, depending upon the country. In the past, the Company has experienced problems in certain countries and has, in certain instances, modified or terminated its services to comply with local regulatory requirements.

    INTERNET ACCESS

    ISPs are generally considered "enhanced service providers" and are exempt from federal and state regulations governing common carriers. Accordingly, the Company's provisioning of Internet access services are currently exempt from tariffing, certification and rate regulation. Nevertheless, regulations governing disclosure of confidential communications, copyright, excise tax and other requirements may apply to the Company's provision of Internet access services. The Company cannot predict the likelihood that state, federal or foreign governments will impose additional regulation on the Company's Internet business, nor can it predict the impact that future regulation will have on the Company's operations.

    The 1996 Telecommunications Act imposes criminal liability on persons sending or displaying indecent material on an interactive computer service such as the Internet in a manner available to minors. The 1996 Telecommunications Act also imposes criminal liability on an entity knowingly permitting facilities under its control to be used for such activities. Entities solely providing access to facilities not under their control are exempt from liability, as are service providers that take good faith, reasonable, effective and appropriate actions to restrict access by minors to the prohibited communications. The constitutionality of these provisions has been successfully challenged in federal appellate court, and their interpretation and enforcement is uncertain. The 1996 Telecommunications Act may decrease demand for Internet access, chill the development of Internet content, or have other adverse effects on ISPs such as the Company. In addition, in light of the uncertainty attached to interpretation and application of this law, there can be no assurances that the Company would not have to modify its operations to comply with the statute, including prohibiting users from maintaining home pages on the World Wide Web, and increasing its control over the GENIE INTERACTIVE content.

    In December 1996, the FCC initiated a Notice of Inquiry regarding whether to impose regulations or surcharges upon providers of Internet access and Information Service (the "Internet NOI"). The Internet NOI seeks public comment upon whether to impose or continue to forebear from regulation of Internet and other packet-switched network service providers. The Internet NOI specifically identifies Internet telephony as a subject for FCC consideration. The Company can not predict the outcome of this proceeding or other FCC proceedings that may impact the Company's operations or impose additional requirements, regulations or charges upon IDT's provision of Internet access services.

    INTERNET TELEPHONY

    The Company knows of no domestic or foreign laws that prohibit voice communications over the Internet. As identified above, the FCC is currently considering whether or not to impose surcharges or additional regulation upon providers of Internet telephony. In addition, several efforts have been made to enact federal legislation that would either regulate or exempt from regulation services provided over the Internet. State public utility commissions may also retain jurisdiction to regulate the provision of intrastate Internet telephone services and could initiate proceedings to regulate Internet telephony. If a foreign government, Congress, the FCC or a state utility commission commences to regulate Internet telephony, there can be no assurances that any such regulation will not materially adversely affect the Company's business, financial condition or results of operations.

PROPRIETARY RIGHTS

    The Company relies on a combination of patent, copyright, trademark and trade secret laws and contractual restrictions to establish and protect its technology. The Company does not currently have any issued patents or registered copyrights, although it has registered trademarks in connection with its GENIE on-line services and other pending applications for certain trademarks. The Company has a policy to require its employees and consultants to execute confidentiality and technology ownership agreements upon the commencement of their relationships with the Company. There can be no assurance that the steps taken by the Company will be adequate to prevent misappropriation of its technology or other proprietary rights, or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. There can be no assurance that the Company's trademark applications will result in any trademark registrations, or that, if registered, any registered trademark will be held valid and enforceable if challenged. In addition, there can be no assurance that licenses for any intellectual property that might be required in connection with the Company's development of its services or products would be available on reasonable terms if at all. See "Business-Intellectual Property."

    The Company has applied for a patent in connection with its development of the systems and methodology comprising the technologies underlying Net2Phone. There can be no assurance that this application will result in any patent being issued or that, if issued, such patent will provide adequate protection against competitive technology or that it will be held valid and enforceable if challenged. There can be no assurance that the Company's competitors would not be able to design around any such patent or that others will not obtain patents that the Company would need to license or circumvent in order to exploit its patent.

    Although the Company does not believe that its products infringe the proprietary rights of any third parties, and no third parties have asserted patent infringement or other such claims against the Company, there can be no assurance that third parties will not assert such claims against the Company in the future or that any such claims will not be successful. The Company is aware that patents have been recently granted to others based on fundamental technologies in the communications, multimedia and Internet telephony areas, and patents may be issued which relate to fundamental technologies incorporated in the Company's services and products. Since patent applications in the U.S. are not publicly disclosed until the relevant patent is issued, applications may have been filed which, if issued as patents, could relate to the Company's services and products. The Company could incur substantial costs and diversion of management resources in defending or pursuing any claims relating to proprietary rights, which could have a material adverse effect on the Company's business, financial condition or results of operations. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief which could effectively block the Company's ability to provide services or products in the U.S. or abroad. Such a judgment could have a material adverse effect on the Company's business, financial condition or results of operations.

SECURITY RISKS

    Despite the implementation of network security measures by the Company, such as limiting physical and network access to its routers, the Company's Internet access systems and GENIE entertainment and information services are vulnerable to computer viruses, break-ins and similar disruptive problems caused by its customers or other Internet users. Such problems caused by third parties could lead to interruption, delays or cessation in service to the Company's Internet customers. Furthermore, such inappropriate use of the Internet by third parties could also potentially jeopardize the security of confidential information stored in the computer systems of the Company's customers and other parties connected to the Internet, which may deter potential subscribers. Persistent security problems continue to plague public and private data networks. Break-ins reported in the press and otherwise have reached computers connected to the Internet at major corporations and ISPs. A number of these break-ins have involved the theft of information, including incidents in which hackers bypassed firewalls through fraudulent means. Alleviating problems caused by computer viruses, break-ins or other problems caused by third parties may require significant expenditures of capital and resources by the Company. Until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet service industry in general and the Company's customer base and revenues in particular. Moreover, if the Company experiences a breach of network security or privacy, there can be no assurance that the Company's customers will not assert or threaten claims against the Company based on or arising out of such breach, or that any such claims will not be upheld, which could have a material adverse effect on the Company's business, financial condition or results of operations.

POTENTIAL LIABILITY FOR INFORMATION DISSEMINATED THROUGH NETWORK

    ISPs and Internet content providers face potential liability of uncertain scope for the actions of subscribers and others using their systems, including liability for infringement of intellectual property rights, rights of publicity, defamation, libel and criminal activity under the laws of the U.S. and foreign jurisdictions. For example, an action against Prodigy alleging libel and negligence in connection with an electronic message posted by a Prodigy subscriber through Prodigy's Internet access system attempted to impose liability upon ISPs for information, messages and other materials disseminated across and through their systems. Prodigy lost a summary judgment motion related to the scope of its potential liability exposure. While the parties subsequently settled their dispute, the court refused to vacate its opinion on the summary judgment motion, which still stands as precedent. Another action is currently pending against Netcom relating to Netcom's potential liability for vicarious copyright infringement arising out of electronic messages posted by a subscriber. Netcom lost a summary judgment motion related to the scope of its potential vicarious copyright liability exposure, but this case has yet to come to trial. Recently, a Hong Kong court permitted a local company to sue a California ISP for copyright violation based on content included by a subscriber on a Web site.

    The Company carries errors and omissions insurance. However, such insurance may not be adequate to compensate the Company for liability that may be imposed. Any imposition of liability in excess of the Company's coverage could have a material adverse effect on the Company. In addition, recent legislative enactments and pending legislative proposals aimed at limiting the use of the Internet to transmit indecent or pornographic materials could, depending upon their interpretation and application, result in significant potential liability to ISPs including the Company, as well as additional costs and technological challenges in complying with any statutory or regulatory requirements imposed by such legislation. See "--Government Regulatory Public Risks--Internet." In addition, CompuServe faced action by German authorities in response to which CompuServe temporarily restricted the scope of the Internet access it provides to all subscribers, both in the U.S. and internationally, and a number of countries are considering content restrictions based on such factors as political or religious views expressed, pornography or indecency. The operation of the GENIE on-line service has increased the Company's exposure to such legislation, and to libel and defamation suits, primarily because of the increased level of content being provided by or through the Company.

DEPENDENCE ON KEY PERSONNEL

    The Company is highly dependent on the technical and management skills of its key employees, including technical, sales, marketing, financial and executive personnel, and on its ability to identify, hire and retain qualified personnel. Competition for such personnel is intense and there can be no assurance that the Company will be able to retain existing personnel or to identify or hire additional personnel. In particular, the Company is dependent on the services of Howard S. Jonas, its Chief Executive Officer, Chairman of the Board and founder, Howard S. Balter, its Chief Operating Officer and Vice Chairman of the Board and James A. Courter, the Company's President. The loss of Mr. Jonas', Mr. Balter's or

Mr. Courter's services could have a material adverse effect on the Company's business, financial condition or results of operations. See "Management."

CONTROL BY PRINCIPAL STOCKHOLDER

    Howard S. Jonas, the Company's Chief Executive Officer, Chairman of the Board and founder, is the beneficial owner of substantially all of the Company's outstanding shares of Class A Stock and therefore, currently holds, and after the Offering, will continue to hold, more than 50% of the combined voting power of the Company's outstanding capital stock. As a result, Mr. Jonas is able to control matters requiring approval by the stockholders of the Company, including the election of all of the directors and the approval of significant corporate matters, including any merger, consolidation or sale of all or substantially all of the Company's assets. See "Principal and Selling Stockholders."

VOLATILITY OF STOCK PRICE

    Since the initial public offering of the Company's Common Stock in March 1996, the market price of the Company's Common Stock has fluctuated significantly, and it is likely that the price of the Company's Common Stock will fluctuate in the future. Factors such as variations in the Company's revenues, earnings and cash flow from quarter-to-quarter and announcements of new service offerings, technological innovations or price reductions by the Company, its competitors or providers of alternative services could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock markets recently have experienced significant price and volume fluctuations that have particularly affected companies in the technology sector, and that resulted in changes in the market price of the shares of many companies which have not been directly related to the operating performance of those companies. Such broad market fluctuations may adversely affect the market price of the Common Stock in the future. See "Price Range of Common Stock and Dividend Policy."

POSSIBLE ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS AND DELAWARE LAW

    The Company's Certificate of Incorporation authorizes the Board of Directors to issue, without stockholder approval, one or more series of preferred stock having such preferences, powers and relative, participating, optional and other rights (including preferences over the Common Stock respecting dividends, distributions and voting rights) as the Board of Directors may determine. The issuance of this "blank-check" preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise, which may limit the ability of the stockholders to obtain the maximum value for their shares of Common Stock. In addition, the Certificate of Incorporation provides for a classified Board of Directors, which may also have the effect of inhibiting or delaying a change in control of the Company. Certain provisions of the Delaware General Corporation law may also discourage takeover attempts that have not been approved by the Board of Directors. See "Management" and "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

    Sales of a substantial number of shares of Common Stock into the public market could adversely affect the market price for the Common Stock.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company hereby at an assumed public offering price of $20.00 per share will be $74,670,000 ($86,281,200, if the Underwriters' over-allotment option is exercised in full) after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders.

    The Company intends to use the net proceeds from the sale of the Common Stock for the expansion of its international and domestic telecommunications networks, product development, expansion of its sales and marketing activities, and working capital and other general corporate purposes. In addition, the Company may use the net proceeds from the sale of the Common Stock offered by the Company hereby for acquisitions of complementary products, technologies or businesses, although the Company is not currently a party to any agreements with respect to any such acquisitions. Pending such uses, the Company expects to invest the net proceeds from the sale of the Common Stock offered by the Company hereby in short-term, investment grade, interest-bearing securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Common Stock has traded publicly on the Nasdaq National Market under the symbol "IDTC" since March 15, 1996, the date of the Company's initial public offering. The table below sets forth the high and low sales prices for the Common Stock as reported by the Nasdaq National Market for the fiscal periods indicated.

                                                                                                   HIGH        LOW
                                                                                                 ---------  ---------
FISCAL YEAR ENDED JULY 31, 1996
    Third Quarter (from March 15, 1996)........................................................  $   11.75  $    6.75
    Fourth Quarter.............................................................................      16.00       8.50
FISCAL YEAR ENDING JULY 31, 1997
    First Quarter..............................................................................  $   17.50  $   10.25
    Second Quarter.............................................................................      15.75       8.50
    Third Quarter..............................................................................       8.75       4.00
    Fourth Quarter.............................................................................       9.25       5.25
FISCAL YEAR ENDING JULY 31, 1998
    First Quarter..............................................................................  $   22.13  $    7.88
    Second Quarter (through December 29, 1997).................................................      25.25      15.50
                                                                                                 ---------  ---------

    On December 29, 1997, the last sale price reported on the Nasdaq National Market for the Common Stock was $20.00 per share.

    The Company has never declared or paid any dividends on its Common Stock and does not expect to pay dividends for the foreseeable future. The Company's current policy is to retain all of its earnings to finance future growth. Any future declaration of dividends will be subject to the discretion of the Board of Directors of the Company. The availability of funds for the payment of dividends by the Company is also dependent upon the Company's receipt of dividends from its subsidiaries, which is subject to certain limitations under applicable state laws.

                                 CAPITALIZATION

    The following table sets forth the actual capitalization of the Company at October 31, 1997 and as adjusted to give effect to (i) the sale of the 4,000,000 shares of Common Stock offered by the Company hereby at the assumed public offering price of $20.00 per share (after deducting the underwriting discounts and commissions and estimated Offering expenses payable by the Company and the application of the net proceeds therefrom) and (ii) the exercise of options to purchase 100,000 shares of Common Stock by the Selling Stockholders. See "Use of Proceeds."

                                                                                             OCTOBER 31, 1997
                                                                                              (IN THOUSANDS)
                                                                                        --------------------------
                                                                                          ACTUAL    AS ADJUSTED(1)
                                                                                        ----------  --------------
Cash and cash equivalents.............................................................  $   13,332   $     88,080
                                                                                        ----------  --------------
                                                                                        ----------  --------------
Notes payable--long-term portion......................................................  $    6,481   $      6,481
Capital lease obligations--long-term portion..........................................       3,226          3,226
Convertible debentures................................................................       7,500          7,500
Stockholders' equity:
  Preferred Stock, $0.01 par value; 10,000,000 shares authorized; none issued and
    outstanding.......................................................................      --            --
  Common Stock, $0.01 par value; 100,000,000 shares authorized; 12,084,832 shares issued and outstanding (actual) and 16,184,832 shares issued and outstanding (as
    adjusted) (1).....................................................................         121            162
  Class A Common Stock; $0.01 par value; 35,000,000 shares authorized; 10,323,367
    shares issued and outstanding.....................................................         103            103
  Additional paid-in capital..........................................................      49,674        124,381
  Accumulated deficit.................................................................     (19,986)       (19,986)
                                                                                        ----------  --------------
Total stockholders' equity............................................................      29,912        104,660
                                                                                        ----------  --------------
      Total capitalization............................................................  $   47,119   $    121,867
                                                                                        ----------  --------------
                                                                                        ----------  --------------

------------------------
(1) Actual and as adjusted Common Stock issued and outstanding as of October 31, 1997 excludes (i) 4,635,307 shares of Common Stock issuable upon the exercise of outstanding options at October 31, 1997 granted to the Company's directors, officers and other employees at a weighted average exercise price of $5.64 per share; (ii) 494,723 shares of Common Stock issuable upon conversion of the Company's 3% Convertible Subordinated Debentures at a conversion price of $15.16 per share; (iii) 145,981 shares issued upon conversion of a convertible note at a conversion price of $14.00 per share;
    (iv) 174,004 shares issuable upon exercise of warrants at an exercise price of $10.78 per share; and (v) 312,500 shares issued and 312,500 shares issuable in connection with the Company's purchase of Rock Enterprises, Inc. in November 1997. Actual Common Stock issued and outstanding as of October 31, 1997 excludes the 100,000 shares of Common Stock issued upon the exercise of stock options by the Selling Stockholders.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

    The selected consolidated financial data presented below for each of the five years in the period ended July 31, 1997 have been derived from the Company's consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. The selected consolidated financial data for the three months ended October 31, 1996 and 1997 and at October 31, 1997 have been derived from the unaudited consolidated financial statements of the Company that have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for the periods presented. The selected consolidated financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the Notes thereto and is qualified in its entirety by the other financial information appearing elsewhere or incorporated by reference in this Prospectus.

                                                                                         THREE MONTHS
                                              YEAR ENDED JULY 31,                     ENDED OCTOBER 31,
                             -----------------------------------------------------    ------------------
                              1993       1994       1995        1996        1997       1996       1997
                             -------    -------    -------    --------    --------    -------    -------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA AND OTHER OPERATING DATA)
STATEMENT OF OPERATIONS
  DATA:
Revenues:
  Telecommunications.....    $ 1,675    $ 3,169    $10,789    $ 35,708    $ 99,936    $18,102    $47,804
  Internet access........      --         --           875      21,986      32,895     10,137      4,850
  Net2Phone..............      --         --         --          --          2,356         79      2,097
                             -------    -------    -------    --------    --------    -------    -------
    Total revenues.......      1,675      3,169     11,664      57,694     135,187     28,318     54,751
Costs and expenses:
  Direct cost of
    revenues.............        272        990      7,544      36,438      92,214     18,013     40,861
  Selling, general and
    administrative.......      1,019      2,402      5,992      35,799      41,545     12,598      9,835
  Depreciation and
    amortization.........         79        106        303       1,212       4,873        963      1,745
                             -------    -------    -------    --------    --------    -------    -------
  Total costs and
    expenses.............      1,370      3,498     13,839      73,449     138,632     31,574     52,441
                             -------    -------    -------    --------    --------    -------    -------
Income (loss) from
  operations.............        305       (329)    (2,175)    (15,755)     (3,445)    (3,256)     2,310
Other, net(1)............         (3)        31         30         112        (392)       150       (347)
                             -------    -------    -------    --------    --------    -------    -------
Net income (loss)........    $   302    $  (298)   $(2,145)   $(15,643)     (3,837)    (3,106)     1,963
                             -------    -------    -------    --------    --------    -------    -------
                             -------    -------    -------    --------    --------    -------    -------
Net income (loss) per
  share..................    $  0.02    $ (0.02)   $ (0.13)   $  (0.86)   $  (0.18)   ($ 0.15)   $  0.08
                             -------    -------    -------    --------    --------    -------    -------
                             -------    -------    -------    --------    --------    -------    -------
Weighted average number
  of shares used in
  calculation of net
  income (loss) per
  share..................     16,569     16,569     16,569      18,180      21,153     20,841     25,480

OTHER FINANCIAL DATA:
EBITDA(2)................    $   384    $  (223)   $(1,872)   $(14,543)   $  1,428    $(2,293)   $ 4,055
EBITDA margin(3).........       22.9%      (7.0)%    (16.0)%     (25.2)%       1.1%      (8.1)%      7.4%
Capital Expenditures.....    $   229    $   717    $ 1,326    $ 11,895    $ 18,049    $ 9,026    $ 5,700

OTHER OPERATING DATA:
Billed telecommunications
  minutes of use (in
  thousands)(4)..........      --         --        11,000      88,000     237,000     38,300    111,000
Revenue per billed
  telecommunications
  minute of use(4).......      --         --       $  0.78    $   0.36    $   0.40    $  0.44    $  0.42
Number of employees at
  end of period..........         14         49         96         485         360        499        348
Number of switches at end
  of period..............      --         --             1           3           9          4         14

                                                                                                                   THREE
                                                                                                               MONTHS ENDED
                                                                                    JULY 31,                    OCTOBER 31,
                                                                   ------------------------------------------  -------------
                                                                     1993       1994       1995       1996         1997
                                                                   ---------  ---------  ---------  ---------  -------------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA
Cash and cash equivalents........................................  $     302  $     754  $     232  $  14,894    $  13,332
Working capital (deficit)........................................        826      1,289       (884)    13,547       13,203
Total assets.....................................................      1,302      2,795      4,197     43,797       77,090
Total stockholders' equity.......................................      1,045      2,062        911     26,843       29,912

(1) For the year ended July 31, 1996, includes an extraordinary loss on retirement of debt of $233,500.

(2) EBITDA represents net earnings (loss) before interest, income taxes, depreciation and amortization. While EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed either as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity, it is included herein because it is a measure commonly used in the telecommunications industry.

(3) Represents EBITDA divided by total revenues.

(4) Excludes minutes of use and revenues from domestic long distance services.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH "SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA" AND THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND NOTES INCLUDED IN THIS PROSPECTUS. THE DISCUSSION IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED IN "RISK FACTORS," AS WELL AS THOSE DISCUSSED ELSEWHERE HEREIN AND IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE MADE AS OF THE DATE OF THIS PROSPECTUS, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE SUCH FORWARD-LOOKING STATEMENTS OR TO UPDATE THE REASONS ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS. SEE "RISK FACTORS" AND "INFORMATION REGARDING FORWARD-LOOKING STATEMENTS."

OVERVIEW

    IDT is a leading emerging multinational carrier that combines its position as an international telecommunications operator, its experience as an Internet service provider and its leading position in Internet telephony to provide a broad range of telecommunications services to its wholesale and retail customers worldwide. The Company provides its customers with integrated and competitively priced international and domestic long distance, Internet access and, through its Net2Phone product offerings, Internet telephony services. IDT delivers these services over a high-quality network consisting of 14 switches in the U.S. and Europe and owned and leased transmission capacity on 12 undersea fiber optic cables, together with resale capacity obtained from other carriers. The Company terminates its international traffic worldwide pursuant to resale arrangements with domestic carriers and through agreements with 16 PTTs and competitive foreign carriers that provide for termination. In addition, IDT maintains a domestic Internet backbone to support both its traditional Internet access services as well as its Internet telephony services. The Company has grown considerably in recent years, generating revenues of $11.7 million, $57.7 million and $135.2 million in Fiscal 1995, Fiscal 1996 and Fiscal 1997, respectively, and $54.8 million in the three months ended October 31, 1997.

    The Company entered the international call reorigination business in 1990 to capitalize on the opportunity created by the spread between U.S. and foreign-originated international long distance telephone rates. IDT leveraged the expertise derived from, and calling volume generated by, its call reorigination business to enter the domestic long distance business in late 1993, by reselling long distance telecommunications services of other carriers to IDT's domestic customers. As a value-added service for its domestic long distance customers, the Company began offering Internet access in early 1994, eventually offering dial-up and dedicated Internet access to individuals and to businesses as stand-alone services. In 1995, IDT began reselling to other long distance carriers access to the favorable telephone rates and special tariffs the Company receives as a result of the calling volume generated by its call reorigination customers. IDT entered the Internet telephony market in August 1996 with its introduction of Net2Phone, and expanded its Internet telephony offerings in October 1997 with the introduction of its Net2Phone Direct service. The Company began marketing its prepaid calling cards in Fiscal 1997.

    In Fiscal 1997, the Company began to place increased emphasis on its international telecommunications operations and less emphasis on its Internet access services. As a result, the Company's telecommunications revenues as a percentage of total revenues increased from 63.9% for the three months ended October 31, 1996 to 87.3% for the three months ended October 31, 1997. In addition, the Company's revenues from telecommunications operations increased from $18.1 million during the three months ended October 31, 1996 to $47.8 million during the three months ended October 31, 1997. Revenues from the Company's telecommunications operations are derived primarily from the following activities: (i) wholesale carrier services to other long distance carriers; (ii) prepaid calling cards; (iii) international retail long distance services to individuals and businesses worldwide; and (iv) domestic long distance services to individuals and businesses. Revenues from the Company's Internet operations are derived primarily from providing Internet access services to individuals and businesses. The Company's Net2Phone revenues are derived from the marketing of Net2Phone and Net2Phone Direct services and equipment to individuals, businesses and the Company's foreign partners.

    Direct cost of revenues for the Company's telecommunications services include costs associated with the transmission and termination of international and domestic long distance services. Historically, this expense has primarily been variable, based upon minutes of use, and consisted mainly of payments to other long distance carriers and, to a lesser extent, customer/carrier interconnect charges, leased fiber circuit charges and switch facility costs. The direct cost of revenues for Internet access and Net2Phone services consists primarily of leased circuit and network costs and local access costs. Direct cost of revenues for Internet services also include fees paid to the Company's Alliance Partners.

    The Company operates a growing facilities-based telecommunications network consisting of (i) 14 Excel and Nortel switches in the U.S. and the U.K.; (ii) owned and leased transmission capacity on 12 undersea fiber optic cables connecting the Company's U.S. facilities with its international facilities, and with the facilities of its foreign partners in Europe, Latin America and Asia; and (iii) resale capacity obtained on a per-minute basis from other carriers. The Company seeks to follow a disciplined strategy of establishing significant traffic volumes prior to investing in fixed-cost facilities. As the Company expands its network and the volume of its traffic, the cost of revenues will increasingly consist of fixed costs associated with leased and owned lines, as well as costs arising from the ownership and maintenance of its switches. The Company expects that these factors will cause the direct cost of revenues to decline as a percentage of revenues over time. The fixed nature of these costs may also lead to larger fluctuations in gross margins, depending on the minutes of traffic and associated revenues generated by the Company.

    Selling expenses consist primarily of sales commissions paid to independent agents and internal salespersons, which are the primary cost associated with the acquisition of customers. General and administrative expenses includes salaries, benefits, bad debt expenses and other corporate overhead costs. These costs have increased in recent fiscal years due to the development and expansion of the Company's operations and corporate infrastructure.

    The Company's telecommunications revenues are generally associated with lower selling, general and administrative expenses than the Company's Internet revenues, and the Company's revenues from its wholesale sales of telecommunications services have generally had lower selling, general and administrative expenses than other types of telecommunications revenues. As a result of these factors, and as a result of the increasing percentage of the Company's revenues that are derived from telecommunications services and the decreased emphasis placed on Internet access services, the Company's selling, general and administrative expenses generally have declined as a percentage of total revenues. However, as the Company expects its prepaid calling card and Internet telephony businesses to grow, it is likely that selling, general and administrative expenses will also grow as a percentage of revenues.

    In October, 1997, the Company created a new subsidiary, Net2Phone, Inc., for the development of its Internet telephony business, based on its current view that a separate entity would provide the necessary flexibility to attract management personnel and to otherwise develop the business. Mr. Clifford Sobel, the President of Net2Phone, Inc., has been granted an option by the Company to purchase 10% of the capital stock of Net2Phone, Inc., subject to certain antidilution provisions, for $100,000. Mr. Sobel's employment agreement further provides that he will endeavor to position the subsidiary for a possible initial public offering at such time as such an offering may be practical; the Company will make available up to 9% of the subsidiary's shares for additional management incentive plans; and for a one-year period commencing on September 5, 1999, Mr. Sobel will have the right to purchase 1,000,000 shares of IDT's Common Stock in return for his ownership interest in Net2Phone plus $6.50 in cash for each share of Common Stock. There is no assurance that a public offering of the stock of the subsidiary will occur, however, if and to the extent that any such offering does take place, the Company currently intends to maintain at least a majority of the voting power of the subsidiary.

RESULTS OF OPERATIONS

    The following table sets forth certain items in the Company's statement of operations as a percentage of total revenues for the periods indicated:

                                                             THREE MONTHS
                                                                 ENDED
                                      YEAR ENDED JULY 31,     OCTOBER 31,
                                     ---------------------   -------------
                                     1995    1996    1997    1996    1997
                                     -----   -----   -----   -----   -----
Revenues:
  Telecommunications...............   92.5%   61.9%   74.0%   63.9%   87.3%
  Internet access..................    7.5    38.1    24.3    35.8     8.9
  Net2Phone........................   --      --       1.7     0.3     3.8
                                     -----   -----   -----   -----   -----
    Total revenues.................  100.0   100.0   100.0   100.0   100.0
Costs and expenses:
  Direct cost of revenues..........   64.7    63.2    68.2    63.6    74.6
  Selling, general and
    administrative.................   51.4    62.0    30.7    44.5    18.0
  Depreciation and amortization....    2.5     2.1     3.6     3.4     3.2
                                     -----   -----   -----   -----   -----
    Total costs and expenses.......  118.6   127.3   102.5   111.5    95.8
                                     -----   -----   -----   -----   -----
Income (loss) from operations......  (18.6)  (27.3)   (2.5)  (11.5)    4.2
Other, net.........................    0.2     0.6    (0.3)    0.5    (0.6)
                                     -----   -----   -----   -----   -----
    Income before taxes and
      extraordinary item...........  (18.4)  (26.7)   (2.8)  (11.0)    3.6
Income taxes.......................   --      --      --      --      --
                                     -----   -----   -----   -----   -----
Income (loss) before extraordinary
  item.............................  (18.4)  (26.7)   (2.8)  (11.0)    3.6
Extraordinary loss on retirement of
  debt.............................   --      (0.4)   --      --      --
                                     -----   -----   -----   -----   -----
Net income (loss)..................  (18.4)% (27.1)%  (2.8)% (11.0)%   3.6%
                                     -----   -----   -----   -----   -----
                                     -----   -----   -----   -----   -----

THREE MONTHS ENDED OCTOBER 31, 1997 COMPARED TO THREE MONTHS ENDED OCTOBER 31,
  1996

    REVENUES. The 164.1% increase in telecommunications revenues was due primarily to a 189.8% increase in minutes of use, from approximately 38.3 million to approximately 111.0 million, offset in part by a decline in revenue per minute from $0.44 to $0.42. The increase in telecommunications minutes was due primarily to the addition of wholesale carrier service clients, increased usage by existing clients, and increased marketing of the Company's prepaid calling cards. The offsetting decline in revenue per minute resulted from variations in the mix of telecommunications revenue. The addition of wholesale carrier services clients and the increased use by existing clients resulted in an increase in wholesale carrier services revenues of 269.1%, from approximately $9.7 million for the three months ended October 31, 1996 to approximately $35.8 million for the three months ended October 31, 1997. As a percentage of telecommunications revenues, wholesale carrier services revenues increased from approximately 53.6% to 74.8%,. Revenues from the Company's prepaid calling card business, which the Company introduced during Fiscal 1997, increased from approximately $23,000 for the three months ended October 31, 1996 to approximately $5.4 million for the three months ended October 31, 1997. As a percentage of telecommunications revenues, prepaid calling card revenues increased from 0.1% to 11.3%. As a percentage of telecommunications revenues, international retail revenues decreased from 46.4% to 15.9%.

    As a percentage of total revenues, Internet access revenues decreased from approximately 35.8% for the three months ended October 31, 1996 to approximately 8.9% for the three months ended October 31, 1997, reflecting the Company's decision to deemphasize its activities in this area. This decrease was due to the substantial increase in telecommunications revenues as a percentage of total revenues, as well as a dollar decrease in Internet access revenues due to a decrease in total dial-up subscribers.

    Internet telephony revenues as a percentage of total revenues increased from 0.3% for the three months ended October 31, 1996 to 3.8% for the three months ended October 31, 1997. The increase in Internet telephony revenues was primarily due to an increase in billed-minute usage, and the sale of $720,000 of equipment during the three months ended October 31, 1997.

    DIRECT COST OF REVENUES. The Company's direct cost of revenues increased by 127.2%, from approximately $18.0 million in the three months ended October 31, 1996 to approximately $40.9 million in the three months ended October 31, 1997. As a percentage of total revenues, these costs increased from 63.6% in the three months ended October 31, 1996 to 74.6% in the three months ended October 31, 1997. The dollar increase is primarily due to increases in underlying carrier costs as the Company's telecommunications minutes of use, and associated revenue, grew substantially. As a percentage of total revenues, the increase in direct costs reflects lower gross margins associated with wholesale carrier services as compared with international retail and Internet access services.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative costs decreased 22.2%, from approximately $12.6 million in the three months ended October 31, 1996 to approximately $9.8 million in the three months ended October 31, 1997. As a percentage of total revenues, these costs decreased from 44.5% in the three months ended October 31, 1996 to 18.0% in the three months ended October 31, 1997. The decrease in these costs in dollar terms and as a percentage of total revenues was due primarily to the shift of focus of the Company's Internet access marketing efforts from aggressive mass marketing to new reseller programs and the increase in wholesale carrier services revenues relative to total revenues.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization costs increased 76.5%, from approximately $963,000 in the three months ended October 31, 1996 to approximately $1.7 million in the three months ended October 31, 1997. As a percentage of total revenues, these costs decreased from 3.4% in the three months ended October 31, 1996 to 3.2% in the three months ended October 31, 1997. The dollar increase in these costs was primarily due to the Company's higher fixed asset base during the three months ended October 31, 1997 compared to the three months ended October 31, 1996 due to the Company's infrastructure expansion. The Company anticipates that depreciation and amortization costs will continue to increase as the Company continues to implement its growth strategy.

    INCOME (LOSS) FROM OPERATIONS. Income from operations for the telecommunications segment increased to approximately $3.2 million in the three months ended October 31, 1997 from approximately $621,000 in the three months ended October 31, 1996, primarily as a result of significant growth in telecommunications revenue, expanded gross margins and increased operating efficiencies. As a percentage of telecommunication revenues, income from operations for the telecommunications segment increased to 6.7% in the three months ended October 31, 1997 from approximately 3.4% in the three months ended October 31, 1996.

    Net loss from operations for the Internet access segment of the Company's business decreased to approximately $1.5 million in the three months ended October 31, 1997 from approximately $3.2 million in the three months ended October 31, 1996, primarily due to the refocusing of the Company's marketing efforts from aggressive mass marketing to new reseller programs. Income generated from the operations of the Net2Phone division increased to approximately $647,000 for the three months ended October 31, 1997, compared to a loss of approximately $631,000 for the three months ended October 31, 1996. This change was due to the increase in Net2Phone revenues since the product's introduction in August 1996, and the sale of equipment in the three months ended October 31, 1997.

    INCOME TAXES. The Company did not record an income tax benefit in the three months ended October 31, 1996 because the realization of available net operating loss ("NOL") carryforwards was not probable. In the three months ended October 31, 1997 the Company did not recognize income tax expense as a result of the utilization of NOL carryforwards. As of July 31, 1997, the Company had federal NOL carryforwards of approximately $21.0 million. The amount of these NOL carryforwards that can be used in any given year may be limited in the event of certain changes in the ownership of the Company. The Company does not believe that the prior ownership changes will significantly limit its ability to use its NOL carryforwards.

FISCAL YEAR ENDED JULY 31, 1997 COMPARED TO FISCAL YEAR ENDED JULY 31, 1996

    REVENUES. In Fiscal 1997, international telecommunications revenues constituted a greater percentage of total revenues as compared to Fiscal 1996, due to the Company's increased focus in that area as compared to its Internet access services. The 179.9% increase in telecommunications revenues was due primarily to a 165.9% increase in telecommunications minutes of use from approximately 88 million minutes of use to approximately 237 million minutes of use combined with an increase in revenue per minute from $0.40 to $0.44. The increase in telecommunications minutes of use was due to the addition of wholesale carrier services clients, a substantial increase in international retail customers and migration of existing customers to the Company's least cost routing switch platform. The increase in telecommunications revenues per minute resulted from variations in the mix of the Company's telecommunications revenues. As a percentage of telecommunications revenues, international retail revenues decreased from approximately 36.8% to 27.3%. The addition of wholesale carrier services clients resulted in an increase in wholesale carrier services revenues from approximately $18.6 million in Fiscal 1996 to approximately $64.7 million in Fiscal 1997. As a percentage of telecommunications revenues, wholesale carrier services revenues increased from approximately 52.1% to 64.7%.

    As a percentage of total revenues, Internet access revenues decreased from approximately 38.1% in Fiscal 1996 to approximately 24.3% in Fiscal 1997. The dollar increase in Internet access revenues was due primarily to the increase in the dial-up subscribers base, and to a lesser degree increased revenues from online services and dedicated customers from Fiscal 1996 to Fiscal 1997. The decrease in Internet access revenue as a percentage of total revenue was due to the increase of telecommunications revenue as compared to Internet access revenue, consistent with the change in the focus of the Company's operations. Internet access revenues also included approximately $3.4 million of online service revenues for Fiscal 1996 and $1.2 million for Fiscal 1997. The Company introduced Net2Phone in August 1996 and generated Internet telephony revenues of approximately $2.4 million in Fiscal 1997.

    DIRECT COST OF REVENUES. The Company's direct cost of revenues increased by 153.3% from approximately $36.4 million in Fiscal 1996 to approximately $92.2 million in Fiscal 1997. As a percentage of total revenues, these costs increased from 63.2% in Fiscal 1996 to 68.2% in Fiscal 1997. The dollar increase is primarily due to increases in underlying carrier costs as the Company's telecommunications minutes of use, and the associated revenue, grew substantially. To a lesser extent, the increase is due to the increase in fees paid to Alliance Partners and the costs of leased circuits and networks, and of access lines and network connectivity to support subscriber growth in both Internet access and international call reorigination.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative costs increased from approximately $35.8 million in Fiscal 1996 to approximately $41.5 million in Fiscal 1997. As a percentage of total revenues, these costs decreased from 62.0% in Fiscal 1996 to 30.7% in Fiscal 1997. The decrease in selling, general and administrative costs as a percentage of total revenues was primarily due to the shift of the focus of the Internet division's marketing efforts from aggressive mass marketing to new reseller programs which entail lower selling costs, together with the growth of the Company's wholesale carrier services business.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization costs increased 308.3% from approximately $1.2 million in Fiscal 1996 to approximately $4.9 million in Fiscal 1997. As a percentage of total revenues, these costs increased from 2.1% in Fiscal 1996 to 3.6% in Fiscal 1997. These costs increased in absolute terms and as a percentage of revenues primarily as a result of the Company's higher fixed asset base during Fiscal 1997 as compared with Fiscal 1996 due to the Company's installation of additional Company-owned POPs, enhancement of its network infrastructure and expansion of its facilities.

    INCOME (LOSS) FROM OPERATIONS. Income from operations from the telecommunications segment increased to approximately $5.7 million in Fiscal 1997 from $2.8 million in Fiscal 1996 and as a percentage of telecommunications revenues decreased to 5.7% from 7.7%. The dollar increase resulted primarily from increased revenue generated by the expansion of operations. The decrease as a percentage of telecommunication revenues resulted primarily from increased selling, general and administrative expenses. Loss from operations for the Internet access segment decreased to approximately $8.1 million in Fiscal 1997 from approximately $17.6 million in Fiscal 1996. The loss from operations from the Internet access segment was principally due to the initial costs of acquiring customers and increased personnel and facilities costs to sustain growth. The decreased loss of the Internet access segment is largely due to the refocusing of its marketing efforts from aggressive mass marketing to new reseller programs. The loss generated from the development and marketing of Net2Phone was approximately $1.1 million and $660,000 for Fiscal 1997 and 1996 respectively.

    INCOME TAXES. The Company did not record an income tax benefit in Fiscal 1996 or 1997, because the realization of available tax losses was not probable.

FISCAL YEAR ENDED JULY 31, 1996 COMPARED TO FISCAL YEAR ENDED JULY 31, 1995

    REVENUES. The increase in the Company's telecommunications revenues was due primarily to an eight-fold increase in telecommunications minutes of use, from approximately 11 million to nearly 88 million. The increase in telecommunications minutes of use was due to a substantial increase in international retail customers, migration of existing customers to the Company's least cost routing switch platform and the addition of wholesale carrier services clients. During this period, the number of international retail customers increased 208.0% from approximately 6,358 at July 31, 1995 to 19,582 customers at July 31, 1996. As a percentage of telecommunications revenues international retail revenues decreased from approximately 66.7% to 36.7%. The addition of wholesale carrier services clients resulted in an increase in wholesale carrier services revenues from approximately $1.4 million in Fiscal 1995 to approximately $18.6 million in Fiscal 1996. As a percentage of telecommunications revenues, wholesale carrier services revenues increased from approximately 13.0% to 52.1%

    As a percentage of total revenues, Internet access revenues increased from approximately 7.5% in Fiscal 1995 to approximately 38.1% in Fiscal 1996. The increase in Internet access revenues both in dollars and as a percentage of revenues was due primarily to a 12-fold increase in dial-up subscribers from 10,839 as of July 31, 1995 to approximately 142,700 as of July 31, 1996.

    DIRECT COST OF REVENUES. The Company's direct cost of revenues increased by 385.3% from approximately $7.5 million in Fiscal 1995 to approximately $36.4 million in Fiscal 1996. As a percentage of total revenues, these costs decreased from 64.7% in Fiscal 1995 to 63.2% in Fiscal 1996. The dollar increase was primarily due to increases in underlying carrier costs as the Company's telecommunications minutes of use, and associated revenue, grew substantially. To a lesser extent, the increase is due to the increase in fees paid to Alliance Partners, the costs of leased circuits, access lines and network connectivity to support subscriber growth in both Internet access and international retail services.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative costs increased 496.7% from approximately $6.0 million in Fiscal 1995 to approximately $35.8 million in Fiscal 1996. As a percentage of total revenues, these costs increased from 51.4% in Fiscal 1995 to 62.0% in Fiscal 1996. The increase in these costs both in dollars and as a percentage of revenues was due primarily to the addition of sales, marketing and technical and customer support personnel hired to support the growth of the Company's Internet access business, the increased advertising to attract Internet dial-up subscribers, the increased license fees paid to Netscape, and costs incurred in developing and marketing Net2Phone. During Fiscal 1995, the Company recorded a non-cash compensation expense of approximately $1.0 million as compared to $70,000 in Fiscal 1996 due to the grant of options to employees and consultants.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization costs increased 296.0% from approximately $303,000 in Fiscal 1995 to approximately $1.2 million in Fiscal 1996. As a percentage of revenues, these costs decreased from 2.5% in Fiscal 1995 to 2.1% in Fiscal 1996. These costs increased primarily as a result of the Company's higher fixed asset base during Fiscal 1996 as compared with Fiscal 1995 due to the Company's aggressive efforts to install additional Company-owned POPs, enhance its network infrastructure and expand its facilities.

    INCOME (LOSS) FROM OPERATIONS. Income from operations for the telecommunications segment increased to approximately $2.8 million in Fiscal 1996 from $830,000 in Fiscal 1995. The increase resulted principally from increased volume. Loss from operations for the Internet access segment increased to $17.9 million in Fiscal 1996 from approximately $3.0 million in Fiscal 1995. The loss from operations from the Internet access segment was principally due to the initial costs of acquiring customers, increased personnel and facilities costs to sustain growth and substantial marketing expenses to create customer awareness. The increased loss of the Internet access segment is largely due to the growth in Internet customer base, as the initial costs of acquiring customers exceeds the initial revenue received from such customers. The customer base increased 12-fold from 10,839 to 142,700 customers during Fiscal 1996. The loss generated from the development and marketing of Net2Phone was approximately $660,000 for the year ended July 31, 1996.

    INCOME TAXES. The Company did not record an income tax benefit in the periods ended July 31, 1995 or 1996, as the realization of available tax losses was not probable.

QUARTERLY RESULTS OF OPERATIONS

    The following tables set forth certain quarterly financial data for the nine quarters ended October 31, 1997. This quarterly information is unaudited, has been prepared on the same basis as the annual financial statements and, in the opinion of the Company's management, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for periods presented. Operating results for any quarter are not necessarily indicative of results for any future period.

                                IDT CORPORATION
                    CONSOLIDATED QUARTERLY INCOME STATEMENT
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      THREE MONTHS ENDED
                                   -----------------------------------------------------------------------------------------
                                   OCTOBER 31,  JANUARY 31,   APRIL 30,    JULY 31,    OCTOBER 31,  JANUARY 31,   APRIL 30,
                                      1995         1996         1996         1996         1996         1997         1997
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
Revenues:
  Telecommunications.............   $   4,808    $   5,852    $  11,338    $  13,710    $  18,102    $  21,939    $  26,061
  Internet access................       1,793        3,862        6,888        9,442       10,137        9,074        7,555
  Net2Phone......................      --           --           --           --               79          392          836
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Total revenues.................       6,601        9,714       18,226       23,153       28,318       31,405       34,452
Costs and expenses:
  Direct costs...................       4,173        5,926       12,289       14,050       18,013       20,862       23,681
  Selling, general and
    administrative...............       3,953        8,506       10,135       13,205       12,598       11,245        9,163
  Depreciation and
    amortization.................         131          175          264          642          963        1,083        1,317
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Total costs and expenses.......       8,257       14,607       22,688       27,897       31,574       33,190       34,161
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
Income from operations...........      (1,656)      (4,893)      (4,462)      (4,744)      (3,256)      (1,785)         291
Other, net.......................           3          (32)          59          316          150          (45)        (130)
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
Income (loss) before taxes.......      (1,653)      (4,925)      (4,403)      (4,428)      (3,106)      (1,830)         161
Taxes............................          --           --           --           --           --           --           --
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income (loss) before
  extraordinary item.............      (1,653)      (4,925)      (4,403)      (4,428)      (3,106)      (1,830)         161
Extraordinary item...............          --           --         (234)          --           --           --           --
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income (loss)................   $  (1,653)   $  (4,925)   $  (4,637)   $  (4,428)   $  (3,106)   $  (1,830)   $     161
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income (loss) per share......   $   (0.10)   $   (0.30)   $   (0.25)   $   (0.21)   $   (0.15)   $   (0.09)   $    0.01
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
Weighted average shares
  outstanding....................      16,569       16,569       18,705       20,841       20,841       20,873       23,249


                                    JULY 31,    OCTOBER 31,
                                      1997         1997
                                   -----------  -----------
Revenues:
  Telecommunications.............   $  33,835    $  47,804
  Internet access................       6,129        4,850
  Net2Phone......................       1,049        2,097
                                   -----------  -----------
  Total revenues.................      41,013       54,751
Costs and expenses:
  Direct costs...................      29,659       40,861
  Selling, general and
    administrative...............       8,539        9,835
  Depreciation and
    amortization.................       1,510        1,745
                                   -----------  -----------
  Total costs and expenses.......      39,707       52,441
                                   -----------  -----------
Income from operations...........       1,306        2,310
Other, net.......................        (367)        (347)
                                   -----------  -----------
Income (loss) before taxes.......         939        1,963
Taxes............................          --           --
                                   -----------  -----------
Net income (loss) before
  extraordinary item.............         939        1,963
Extraordinary item...............          --           --
                                   -----------  -----------
Net income (loss)................   $     939    $   1,963
                                   -----------  -----------
                                   -----------  -----------
Net income (loss) per share......   $    0.04    $    0.08
                                   -----------  -----------
                                   -----------  -----------
Weighted average shares
  outstanding....................      23,641       25,480

                                IDT CORPORATION
                    CONSOLIDATED QUARTERLY INCOME STATEMENT
                      (AS A PERCENTAGE OF TOTAL REVENUES)

                                                                      THREE MONTHS ENDED
                                   -----------------------------------------------------------------------------------------
                                   OCTOBER 31,  JANUARY 31,   APRIL 30,    JULY 31,    OCTOBER 31,  JANUARY 31,   APRIL 30,
                                      1995         1996         1996         1996         1996         1997         1997
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
Revenues:
  Telecommunications.............       72.8%        60.2%        62.2%        59.2%        63.9%        69.9%         75.7%
  Internet access................        27.2         39.8         37.8         40.8         35.8         28.9         21.9
  Net2Phone......................      --           --           --           --              0.3          1.2          2.4
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
      Total revenues.............       100.0        100.0        100.0        100.0        100.0        100.0        100.0
Costs and expenses:
  Direct costs...................        63.2         61.0         67.4         60.7         63.6         66.4         68.8
  Selling, general and
    administrative...............        58.9         87.6         55.6         57.0         44.5         35.8         26.6
  Depreciation and
    amortization.................         2.0          1.8          1.5          2.8          3.4          3.5          3.8
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
      Total costs and expenses...       125.1        150.4        124.5        120.5        111.5        105.7         99.2
Income from operations...........       (25.1)       (50.4)       (24.5)       (20.5)       (11.5)        (5.7)         0.8
Other, net.......................         0.1         (0.3)         1.0          1.4          0.5         (0.1)        (0.4)
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
Income (loss) before taxes.......       (25.0)       (50.7)       (25.5)       (19.1)       (11.0)        (5.8)         0.5
Taxes............................          --           --           --           --           --           --           --
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income (loss) before
  extraordinary item.............       (25.0)       (50.7)       (25.5)       (19.1)       (11.0)        (5.8)         0.5
Extraordinary item...............          --           --         (1.3)          --           --           --           --
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income (loss)................       (25.0)%      (50.7)%      (26.8)%      (19.1)%      (11.0)%       (5.8)%        0.5%
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------


                                    JULY 31,    OCTOBER 31,
                                      1997         1997
                                   -----------  -----------
Revenues:
  Telecommunications.............        82.5%        87.3%
  Internet access................        14.9          8.9
  Net2Phone......................         2.6          3.8
                                   -----------  -----------
      Total revenues.............       100.0        100.0
Costs and expenses:
  Direct costs...................        72.3         74.6
  Selling, general and
    administrative...............        20.8         18.0
  Depreciation and
    amortization.................         3.7          3.2
                                   -----------  -----------
      Total costs and expenses...        96.8         95.8
Income from operations...........         3.2          4.2
Other, net.......................        (0.9)        (0.6)
                                   -----------  -----------
Income (loss) before taxes.......         2.3          3.6
Taxes............................          --           --
                                   -----------  -----------
Net income (loss) before
  extraordinary item.............         2.3          3.6
Extraordinary item...............          --           --
                                   -----------  -----------
Net income (loss)................         2.3%         3.6%
                                   -----------  -----------
                                   -----------  -----------

LIQUIDITY AND CAPITAL RESOURCES

    Historically, the Company has satisfied its cash requirements through a combination of cash flow from operating activities, sales of equity securities and borrowings from third parties (including borrowings from certain of its stockholders and under certain credit facilities). In September 1997, the Company completed a $7.5 million private placement of 3% convertible debentures with a group of institutional investors. The debentures are convertible into shares of the Company's Common Stock. In December 1997, the Company obtained a $10.0 million line of credit from Transamerica Technology Finance, a subsidiary of Transamerica Corporation, which is secured by the Company's carrier receivables. The Company also received approximately $2.7 million and $2.2 million on the exercise of stock options in the three months ended October 31, 1997 and in Fiscal 1997, respectively. As of October 31, 1997, the Company had cash and cash equivalents of $13.3 million and working capital of approximately $13.2 million.

    The Company generated cash flow from operating activities of approximately $33,000 during the three months ended October 31, 1997 compared with negative cash flow from operating activities of approximately $4.8 million during the three months ended October 31, 1996. The Company generated negative cash flow from operating activities of approximately $4.4 million during Fiscal 1997, compared to a negative cash flow from operating activities of approximately $14.9 million during Fiscal 1996. The improvement in cash flow from operating activities from Fiscal 1996 to Fiscal 1997 was primarily due to the decrease in the Company's net loss. Cash flow from operations varied significantly from quarter to quarter, depending upon the timing of operating cash receipts and payments, especially accounts receivable and accounts payable. Accounts receivable (net of allowances) were approximately $12.6 million and $24.5 million at October 31, 1996 and 1997, respectively. Accounts receivable, accounts payable and accrued expenses have increased from period to period as the Company's businesses have grown.

    The Company's capital expenditures decreased from approximately $9.0 million in the three months ended October 31, 1996 to approximately $5.7 million in the three months ended October 31, 1997, as the Company significantly curtailed the expansion of its Internet network. Capital expenditures for the three months ended October 31, 1997 consisted primarily of purchases of equipment to support expansion of the Company's international and domestic telecommunications network infrastructure. The Company financed a large portion of its capital expenditures since the beginning of Fiscal 1997 through capital leases and notes payable. Payments on purchases of fixed assets increased from approximately $4.1 million in the three months ended October 31, 1996 to approximately $4.6 million in the three months ended October 31, 1997.

    The Company intends to, where appropriate, make strategic acquisitions to increase its telecommunications customer base. The Company may also make strategic acquisitions related to its Internet business. From time to time, the Company evaluates potential acquisitions of companies, technologies, products and customer accounts that complement the Company's businesses. In Fiscal 1997, the Company purchased the equipment and networks of two of its Alliance Partners for approximately $4.4 million. The purchase price includes a cash payment of $2.3 million, which the Company financed through a four-year convertible note, assumption of trade liabilities of approximately $280,000 (excluding $429,000 due to the Company), and the issuance of promissory notes totaling approximately $1.4 million, of which $690,000 is a two-year note paying interest at 8.25% interest per annum, and $750,000 is a four year note paying interest at 10% per annum. In December 1997, the four-year convertible note was converted by the holder into shares of the Company's Common Stock.

    In November 1997, the Company purchased the stock of Rock Enterprises, Inc. in exchange for 625,000 shares of Common Stock, 312,500 shares of which were issued immediately and the remainder of which the Company is obligated to issue commencing in 1998.

    The Company believes that, based upon its present business plan, the proceeds from the Offering, together with the Company's existing cash resources, credit facilities and expected cash flow from operating activities, will be sufficient to meet its currently anticipated working capital and capital expenditure requirements for at least twelve months. If the Company's growth exceeds current expectations, if the Company acquires the business or assets of another company, or if the Company's cash flow from operations after the end of such period is insufficient to meet its working capital and capital expenditure requirements, the Company will need to raise additional capital from equity or debt sources. There can be no assurance that the Company will be able to raise such capital on favorable terms or at all. If the Company is unable to obtain such additional capital, the Company may be required to reduce the scope of its anticipated expansion, which could have a material adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors--Need for Additional Capital to Finance Growth and Capital Requirements."

                                    BUSINESS

THE COMPANY

    IDT is a leading emerging multinational carrier that combines its position as an international telecommunications operator, its experience as an Internet service provider and its leading position in Internet telephony to provide a broad range of telecommunications services to its wholesale and retail customers worldwide. The Company provides its customers with integrated and competitively priced international and domestic long distance, Internet access and, through its Net2Phone product offerings, Internet telephony services. IDT delivers these services over a high-quality network consisting of 14 switches in the U.S. and Europe and owned and leased transmission capacity on 12 undersea fiber optic cables, together with resale capacity obtained from other carriers. The Company terminates its international traffic worldwide pursuant to resale arrangements with domestic carriers and through terminating agreements with 16 PTTs and competitive foreign carriers. In addition, IDT maintains a domestic Internet backbone to support both its traditional Internet access services as well as its Internet telephony services. The Company has grown considerably in recent years, generating revenues of $11.7 million, $57.7 million and $135.2 million in Fiscal 1995, Fiscal 1996 and Fiscal 1997, respectively, and $54.8 million in the three months ended October 31, 1997.

INDUSTRY

    OVERVIEW

    The international long distance industry, which principally consists of the transmission of voice and data between countries, is undergoing a period of fundamental change that has resulted, and is expected to continue to result, in significant growth in usage of international telecommunications services. According to TELEGEOGRAPHY, in 1996, the international long distance telecommunications industry accounted for approximately $61 billion in revenues and 70 billion minutes of use, an increase from approximately $22 billion in revenues and 17 billion minutes of use in 1986. TELEGEOGRAPHY estimates that by 2000 this market will expand to $86 billion in revenues and 122 billion minutes of use, representing compound annual growth rates from 1996 of 9.0% and 14.9%, respectively.

    The Company believes that growth in international long distance services is being driven by (i) the globalization of the world's economies and the worldwide trend toward deregulation of the telecommunications sector; (ii) declining prices arising from increased competition generated by privatization and deregulation; (iii) increased worldwide telephone density and accessibility arising from technological advances and greater investment in telecommunications infrastructure, including the deployment of wireless networks; (iv) a wider selection of products and services; and (v) the growth in the transmission of data traffic via internal company networks and the Internet. The Company believes that growth of traffic originated in markets outside the U.S. will be higher than growth in traffic originated within the U.S. due to recent deregulation in many foreign markets, relative economic growth rates and increasing access to telecommunications facilities in emerging markets.

    REGULATORY AND COMPETITIVE ENVIRONMENT

    Consumer demand and competitive initiatives have acted as catalysts for government deregulation, especially in developed countries. Deregulation accelerated in the U.S. in 1984 with the divestiture by AT&T of the RBOCs. Today, there are over 500 U.S. long distance companies, most of which are small or medium-sized companies. In order to be successful, these small and medium-sized companies typically offer their customers a full range of services, including international long distance. However, most of these carriers do not have the critical mass of customers to receive volume discounts on international traffic from the larger facilities-based carriers such as AT&T, MCI, Sprint and WorldCom. In addition, these companies have only a limited ability to invest in international facilities. Alternative international carriers, such as the Company, have capitalized on this demand for less expensive international transmission facilities.

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These alternative international carriers are able to take advantage of larger traffic volumes in order to obtain volume discounts on international routes (resale traffic) and/or invest in facilities when the volume of particular routes justifies such investments. As these emerging international carriers have become established, they have also begun to carry overflow traffic from the larger long distance providers that own overseas transmission facilities.

    Deregulation in the U.K. began in 1981 when Mercury, a subsidiary of Cable & Wireless plc, was granted a license to operate a facilities-based network and compete with British Telecommunications plc. Deregulation spread to other European countries with the adoption of the "Directive on Competition in the Markets for Telecommunication Services" in 1990. A series of subsequent EU directives, reports and actions are expected to result in substantial deregulation of the telecommunications industries in most EU member states by the end of 1998. A similar movement toward deregulation has already taken place in Australia and New Zealand and is also taking place in Japan, Mexico, Hong Kong and other markets. Other governments have begun to allow competition for value-added and other selected telecommunications services and features, including data and facsimile services and certain restricted voice services. Deregulation and privatization have also allowed new long distance providers to emerge in other foreign markets. In many countries, however, the rate of change and emergence of competition remain slow, and the timing and extent of future deregulation is uncertain.

    On February 15, 1997, the U.S. and 68 other countries signed the WTO Agreement and agreed to open their telecommunications markets to competition and foreign ownership starting in January 1998. These 69 countries represent approximately 95% of worldwide telecommunications traffic. The Company believes that the WTO Agreement will provide IDT with significant opportunities to compete in markets where it did not previously have access, and to provide end-to-end facilities-based services to and from these countries. The FCC recently released an order that significantly changes U.S. regulation of international services in order to implement the U.S. "open market" commitments under the WTO Agreement. This order is expected to increase opportunities for foreign carriers to compete in the U.S. communications market, while increasing opportunities for U.S. carriers to enter foreign markets and to develop alternative termination arrangements with non-dominant carriers in other countries.

    Deregulation has encouraged competition, which in turn has prompted carriers to offer a wider selection of products and services at lower prices. The Company believes that the lower price environment resulting from increased competition has been more than offset by cost decreases and increases in telecommunications usage. For example, based on FCC data for the period 1989 through 1995, per-minute settlement payments by U.S.-based carriers to foreign PTTs fell 31.4%, from $0.70 per minute to $0.48 per minute. Over this same period, however, per-minute international billed revenues fell only 10.8%, from $1.02 in 1989 to $0.91 in 1995. The Company believes that as settlement rates and costs for leased capacity continue to decline, international long distance will continue to provide high revenues and per-minute gross profits.

    INTERNATIONAL SWITCHED LONG DISTANCE SERVICES

    International switched long distance services are provided through switching and transmission facilities that automatically route calls to circuits based upon a predetermined set of routing criteria. In the U.S., an international long distance call typically originates on a LEC's network and is switched to the caller's domestic long distance carrier. The domestic long distance provider then carries the call to its own or to another carrier's international gateway switch. From there it is carried to a corresponding gateway switch operated in the country of destination by the ITO of that country and then is routed to the party being called though that country's domestic telephone network.

    International long distance providers can generally be categorized by the extent, if any, of their ownership and use of their own switches and transmission facilities. The largest U.S. carriers, AT&T, MCI, Sprint and WorldCom primarily utilize owned U.S. transmission facilities and have operating agreements with, and own transmission facilities that carry traffic to, the countries to which they provide service. A significantly larger group of long distance providers own and operate their own switches and generally carry the overflow traffic of larger long distance providers. These carriers either rely solely on resale agreements with other long distance carriers to terminate traffic or use a combination of resale agreements and leased or owned facilities in order to terminate their traffic, as discussed below.

    OPERATING AGREEMENTS. Operating agreements provide for the termination of traffic in, and return traffic from, the international long distance providers that have rights in facilities in different countries at a negotiated Accounting Rate. Under a traditional operating agreement, the international long distance provider that originates more traffic compensates the other long distance provider by paying an amount determined by multiplying the net traffic imbalance by the latter's share of the accounting rate. Under a typical operating agreement, each carrier has a right in its portion of the transmission facilities between two countries. A carrier gains ownership rights in a fiber optic cable by purchasing direct ownership in a particular cable (usually prior to the time that the cable is placed in service), by acquiring an "Indefeasible Right of Use" ("IRU") in a previously installed cable, or by leasing or obtaining capacity from another long distance provider that either has direct ownership or IRU rights in the cable. In situations where a long distance provider has sufficiently high traffic volume, routing calls across leased or IRU cable capacity is generally more cost-effective on a per-call basis than the use of resale arrangements with other long distance providers. However, leased capacity and acquisition of IRU rights require a substantial initial capital investment based on the amount of capacity acquired.

    TRANSIT ARRANGEMENTS. In addition to utilizing an operating agreement to terminate traffic delivered from one country directly to another, an international long distance provider may enter into transit arrangements pursuant to which a long distance provider in an intermediate country carries the traffic to the country of destination.

    SWITCHED RESALE ARRANGEMENTS. A switched resale arrangement typically involves the wholesale purchase of termination services on a variable, per-minute basis by one long distance provider from another. A single international call may pass through the facilities of multiple long distance resellers before it reaches the foreign facilities-based carrier that ultimately terminates the call. Such resale, first permitted with the deregulation of the U.S. market, enabled the emergence of alternative international providers that relied, at least in part, on transmission services acquired on a wholesale basis from other long distance providers. Resale arrangements set per-minute prices for different routes, that may be guaranteed for a set time period or subject to fluctuation following notice. The resale market for international transmission is constantly changing, as new long distance resellers emerge, and as existing providers respond to fluctuating costs and competitive pressures. In order to effectively manage costs when utilizing resale arrangements, long distance providers need timely access to changing market data and must quickly react to changes in costs through pricing adjustments or routing decisions.

    ALTERNATIVE TRANSIT/TERMINATION ARRANGEMENTS. As the international long distance market began to deregulate, long distance providers developed alternative transit/termination arrangements in an effort to decrease their costs of terminating international traffic. Some of the more significant of these arrangements include refiling, ISR and ownership of switching facilities in foreign countries.

    Refiling of traffic, which takes advantage of disparities in settlement rates between different countries, allows traffic to a destination country to be treated as if it originated in another country that benefits from lower settlement rates with the destination country, thereby resulting in a lower overall termination cost. The difference between transit and refiling is that, with respect to transit, the long distance provider in the destination country has a direct relationship with the originating long distance provider and is aware of the arrangement, while with refiling, it is likely that the long distance provider in the destination country is not aware of the country in which the traffic originated or of the originating carrier. To date, the FCC has made no pronouncement as to whether refiling complies with either U.S. or ITU regulations, although it is considering these issues in an existing proceeding.

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
    Under ISR, a long distance provider completely bypasses the Accounting Rate system by connecting an international leased private line (i) to the PSTN of two countries or (ii) directly to the premises of a customer or partner in one country and the PSTN in the other country. While ISR currently is only sanctioned by applicable regulatory authorities on a limited number of routes, including U.S.-U.K., U.S.-Canada, U.S.-Sweden, U.S.-New Zealand, U.S.-Australia, U.K.- worldwide and Canada-U.K., it is increasing in use and is expected to expand significantly as deregulation of the international telecommunications market continues. In addition, deregulation has made it possible for U.S.-based long distance providers to establish their own switching facilities in certain foreign countries, enabling them to terminate traffic directly.

    COMPETITIVE OPPORTUNITIES AND ADVANCES IN TELECOMMUNICATIONS TECHNOLOGY

    The combination of a continually expanding global telecommunications market, consumer demand for lower prices with improved quality and service, and ongoing deregulation has created competitive opportunities in many countries. Similarly, new technologies, including fiber optic cable and improvements in digital compression, have improved quality and increased transmission capacities and speed, with transmission costs decreasing as a result. In addition, the growth of the Internet as a communications medium, and advances in packet switching technology and Internet telephony are expected to have an increasing impact on the international telecommunications market.

    Advances in technology have created a variety of ways for telecommunications carriers to provide customer access to their networks and services. These include customer-paid local access, international and domestic toll-free access, direct digital access through a dedicated line, equal access through automated routing from the PSTN, call reorigination, and Internet telephony. The type of access offered depends on the proximity of switching facilities to the customer, the needs of the customer, and the regulatory environment in which the carrier competes. Overall, these changes have resulted in a trend towards bypassing traditional international long distance operating agreements as international long distance companies seek to operate more efficiently.

    In a deregulated country such as the U.S., carriers can establish switching facilities, own or lease fiber optic cable, enter into operating agreements with foreign carriers and, accordingly, provide direct access service. In markets that have not deregulated or are slow in implementing deregulation, such as Lebanon, international long distance carriers have used advances in technology to develop innovative alternative access methods, such as call reorigination. In other countries, such as Japan and most EU member states, where deregulation has commenced but has not been completed, carriers are permitted to offer facilities-based data and facsimile services, as well as limited voice services including those to CUGs, but are not yet permitted to offer full voice telephony. As countries deregulate, the demand for alternative access methods typically decreases as carriers are permitted to offer a wider range of facilities-based services on a transparent basis.

    The most common form of alternative international access, traditional call reorigination, avoids the high international rates offered by the ITO in a particular regulated country by providing dial tone from a deregulated country, typically the U.S. To place a call using traditional call reorigination, a user dials a unique phone number to an international carrier's switching center and then hangs up after it rings. The user then receives an automated callback providing dial tone from the U.S. which enables the user to complete the call. Technical innovations, ranging from inexpensive dialers to sophisticated in-country switching platforms, have enabled telecommunications carriers to offer a "transparent" form of call reorigination. The customer dials into the local switch, and then dials the international number in the usual fashion, without the "hang-up" and "callback," and the international call is automatically and rapidly processed. The Company believes that as deregulation occurs and competition increases in various markets around the world, the pricing advantage of traditional call reorigination to most destinations relative to conventional international direct dial service will diminish in those markets.

    DEVELOPMENTS IN THE INTERNET INDUSTRY

    Use of the Internet has grown rapidly since its initial commercialization in the early 1990's. However, determining the precise number of Internet users is extremely difficult because (i) the Internet does not have a single point of control from which statistics may be recorded; (ii) computers are connected and disconnected from the Internet on a continual basis; and (iii) a large number of users may access the Internet through a single network. According to the estimates of the International Telecommunication Union (the "ITU"), there were approximately 60 million Internet users worldwide at the end of 1996. The compound annual growth rates of Internet hosts and users between 1991 and 1996 were 85.8% and 67.9%, respectively. In addition, the ITU estimates that the number of Internet users will increase to 300 million by 2000.

    The Internet has evolved dramatically over the last several years as a result of several trends affecting the computer and communications industries. These trends include (i) the migration by organizations from proprietary mainframe environments to open systems and distributed computing; (ii) the emergence of low-cost, high-capacity telecommunications bandwidth; (iii) the increased use of PCs in the home; (iv) the increased percentage of PCs that are equipped with modems; (v) the growth of commercial on-line services; (vi) the growth of information, entertainment and commercial applications; and (vii) the increase in the number and variety of services available on the Internet. Through an Internet connection, users can access commercial, educational and governmental databases, software, graphics, newspapers, magazines, library catalogs, industry newsletters, and other information. Currently, the primary uses of the Internet include e-mail, Web browsing, electronic commerce, file transfers, remote log-in, news, bulletin board and chat services and other on-line services.

    In addition, during the last years, several navigational and utility tools have become available that have enabled easier access to the resources of the Internet. Navigational software such as Netscape Navigator and Microsoft's Internet Explorer, and search tools from such companies as Excite, Inc. and InfoSeek, Inc., help users access information from the Internet.

    As the volume of information available on organizations' computer systems has increased and the use of data communications has grown as a preferred means of day-to-day communications, organizations increasingly seek a number of geographically dispersed access points to their own networks and to the networks of other organizations. In the commercial sector, the number of interconnections that businesses desire to establish with networks, customers, suppliers and affiliates generally has made the development of proprietary access systems on a case-by-case basis costly and time consuming. As a result, many organizations seek reliable, high-speed and cost-effective means of internetworking and increasingly rely on the Internet. As reliance on the Internet for the transmission of data, applications and electronic commerce continues to grow among organizations, the Company believes that these organizations will require reliable, geographically dispersed and competitively priced Internet access and services.

    INTERNET TELEPHONY

    The Internet telephony industry began in 1995, when experienced Internet users began to transfer voice messages from one PC to another. In 1995, VocalTec introduced software that allowed PC users to place international calls via the Internet to other PC users for the price of a local call. In its early months, the growth of Internet telephony was constrained due to the poor sound quality of the calls and because calls were mainly limited to those placed from one PC to another.

    The poor sound quality of Internet telephony was due to the fact that the Internet was not created to provide for simultaneous voice traffic. Unlike conventional voice communication circuits, in which the entire circuit is reserved for a call, Internet telephony uses packet switching technology, in which voice data is divided into discrete packets that are transmitted over the Internet. These packets must travel through several routers in order to reach their destination, which may cause misrouting, and delays in transmission and reception. The limited capacity of the Internet has also restrained the growth rate of Internet telephony.

    However, as the industry has grown, substantial improvements have been made. New software algorithms have substantially reduced delays. The use of private networks or intranets to transmit calls as an alternative to the public Internet has alleviated the capacity problem. Another key development has been the introduction of "gateway" servers, which connect packet-switched data networks such as the Internet to circuit-switched public telephone networks. Developments in hardware, software and networks are expected to continue to improve the quality and viability of Internet telephony. In time, packet-switched networks may become substantially less expensive to operate than circuit-switched networks, because carriers can compress voice traffic and place more calls on a single line.

    The Internet telephony market has grown in terms of the number and size of companies offering products. Established long distance providers such as AT&T, Bell Atlantic and Deutsche Telekom, as well as other major companies such as Motorola, Microsoft, Intel and Netscape, have all entered or plan to enter the Internet telephony market, in certain cases by investing in companies engaged in the development of Internet telephony products.

    Internet telephony provides customers with substantial savings compared to conventional long distance calls, because the total cost of an Internet telephone call is based on the local calls to and from the gateways of the respective ISPs, thereby bypassing the international settlements process. According to FORRESTER RESEARCH, the market for calls carried by Internet telephony systems is expected to be approximately $30 million in 1998, and may increase to as much as $1 billion in 2002.

MARKET OPPORTUNITY

    The market for international voice and data telecommunications is undergoing fundamental change and has experienced significant growth as a result of: (i) deregulation and privatization of telecommunications markets worldwide; (ii) the convergence of traditional voice and packet switching technology; and (iii) the growth of the Internet as a communications medium, including Internet telephony.

    DEREGULATION AND PRIVATIZATION OF TELECOMMUNICATIONS MARKETS
WORLDWIDE. Significant legislation and agreements have been adopted since the beginning of 1996 which are expected to lead to increased liberalization of the majority of the world's telecommunication markets, including:

    - the U.S. Telecommunications Act, signed in February 1996, which establishes parameters for the implementation of full competition in the U.S. domestic long distance markets;

    - the EU Full Competition Directive, adopted in March 1996, which abolishes exclusive rights for the provision of voice telephony services throughout the EU and the PSTNs of any member country of the EU by January 1, 1998, subject to extension by certain EU member countries; and

    - the WTO Agreement, signed in February 1997, which creates a framework under which 69 countries have committed to liberalize their telecommunications laws in order to permit increased competition and, in most cases, foreign ownership in their telecommunications markets, beginning in 1998.

    The Company believes that these initiatives, as well as other proposed legislation and agreements, will provide increased opportunities for emerging competitive carriers such as IDT to provide telecommunications services in targeted markets. Deregulation has encouraged competition, which in turn has prompted carriers to offer a wider selection of services and reduce prices. TELEGEOGRAPHY'S projections for substantially increased international minutes of use and revenue by 2000 are based in part on the belief that reduced pricing as a result of deregulation and competition will result in a substantial increase in the demand for telecommunications services in most markets.

    CONVERGENCE OF TRADITIONAL VOICE AND PACKET SWITCHING
TECHNOLOGY. Technological advancements have allowed the use of packet switching technology for the transmission of voice telecommunications traffic, enabling a substantial increase in network efficiency, as well as the use of the Internet for voice communications. The use of the Internet as a voice communications medium provides significant reductions in the network cost of transmitting traffic, while bypassing the cumbersome and expensive settlements process inherent in international voice telecommunications. The development of voice applications for the Internet is part of a larger trend of convergence of standard voice and data networks. Internet telephony services are expected to be one of the fastest growth segments in the telecommunications industry. FORRESTER RESEARCH estimates that the size of the total market will reach $1 billion by 2002. The Company believes that the providers of packet switching technology will be able to offer quality communications services at rates that are significantly less than the rates currently charged for long distance calls.

THE IDT APPROACH

    IDT's background as a leading alternative provider of wholesale and retail international telecommunications services, combined with its experience as a domestic ISP and its leadership role in the field of Internet telephony, position it to capitalize on continuing deregulation in the international telecommunications marketplace and the convergence of voice and data telecommunications technologies. The Company leverages its customer base, existing carrier relationships, and technology platforms to (i) develop new, low-cost termination arrangements; (ii) offer new services such as debit cards and Internet telephony to wholesale and retail customers in target countries; and (iii) negotiate partnership arrangements with existing carriers and emerging competitors for the Company's Internet telephony services.

STRATEGY

    The Company's objective is to be a leading provider of high-quality, low-cost international telecommunications services to wholesale and retail customers in both the U.S. and abroad. Key elements of the Company's strategy include:

    FOCUS ON INTERNATIONAL TELECOMMUNICATIONS. The Company believes that the international market provides attractive opportunities due to its higher revenue and gross profit per minute, and higher projected growth rate compared to the domestic long distance market. The Company targets international markets with high volumes of traffic, relatively high per-minute rates and favorable prospects for deregulation and privatization. The Company believes that the ongoing trend toward deregulation and privatization will create new opportunities for the Company to increase its revenues and to reduce its termination costs, while maintaining balanced growth in wholesale and retail traffic.

    EXPAND SWITCHING AND TRANSMISSION FACILITIES. The Company is continuing to expand and enhance its network facilities by investing in switching and transmission facilities where traffic volumes justify such investments. Through Fiscal 1999, the Company intends to invest in (i) undersea cables connecting the U.S. and Europe, the U.S. and Asia, and points within Europe; (ii) switching facilities in the U.S., the U.K., France, Italy, Germany and other European countries; and (iii) additional network compression equipment. The Company believes that these investments will allow it to reduce its cost of service and to enhance its service offerings, while maintaining carrier-grade service quality.

    EXPAND SERVICE OFFERINGS AND MARKETING ACTIVITIES. The Company will continue to develop value-added services and to market them on a wholesale and retail basis in order to increase margins, optimize network utilization and improve customer loyalty. IDT has historically used technology to capitalize on regulatory opportunities and market niches by offering innovative value-added services such as call reorigination, international prepaid calling cards and Internet telephony. In addition, the Company intends to capitalize on its strategic alliances and other relationships with U.S. and foreign companies to expand its customer base.

    COMBINE VOICE TELECOMMUNICATIONS AND INTERNET TELEPHONY EXPERTISE. The Company's knowledge of international voice telecommunications technology, packet switching technology and Internet telephony provides the Company with a significant competitive advantage as voice and Internet technologies converge. The efficiencies of packet switching technology and the artificially high costs of terminating international voice traffic resulting from the Accounting Rate Mechanism are expected to result in high growth for Internet telephony and the transmission of voice telecommunications using packet switching technology. The Company expects that its leadership in Internet telephony and its knowledge of voice telecommunications systems will enable it to partner with foreign carriers seeking to provide inexpensive international termination to their customers.

    PURSUE STRATEGIC ALLIANCES AND INTERNATIONAL AGREEMENTS. The Company has capitalized on its significant traffic volume and technological expertise to negotiate with international carriers. The Company intends to continue to seek new termination relationships with established and emerging carriers to reduce its termination costs for traditional international voice telephony, and to seek foreign partners for the expansion of its Internet telephony offerings. To date, the Company has entered into 16 operating agreements with carriers that provide for the termination of its calls in 25 countries. In addition, the Company has negotiated partnership arrangements with Daewoo Corporation and Naray Mobile Telecom Inc. in South Korea and Marubeni Corporation in Japan to market its Internet telephony services. In addition, the Company will selectively pursue strategic acquisitions as they become available.

    MAINTAIN LOW OPERATING COSTS AND IMPROVE PROFITABILITY. The Company seeks to continue to improve its profitability by (i) maintaining a streamlined general and administrative staff; (ii) leveraging its general and administrative staff across its complementary telecommunications services businesses; (iii) capitalizing on its wholesale traffic volumes to arrange cost-effective resale and termination arrangements, while continuing to increase its sales of higher margin retail international minutes; and (iv) investing in network infrastructure and selling, general and administration expenses when such investment is justified by traffic volumes.

SERVICES

    The Company provides its customers with integrated and competitively priced international and domestic telecommunications, Internet access and Internet telephony services.

    TELECOMMUNICATIONS SERVICES

    The Company's four primary telecommunications services are: (i) wholesale carrier services; (ii) prepaid calling cards; (iii) international retail services for individuals and businesses; and (iv) domestic long distance services in the U.S. The Company generated revenues from its telecommunications business of approximately $47.8 million during the three months ended October 31, 1997.

    WHOLESALE CARRIER SERVICES

    The Company sells its wholesale carrier services to other U.S. and international carriers. In offering this service, the Company leverages the rates that it is able to obtain through (i) its extensive relationships in the long distance telecommunications industry; (ii) its ability to generate a high volume of long distance call traffic; and (iii) the advantageous rates negotiated with foreign PTTs and competitive carriers. The Company generated revenues from its wholesale carrier services business of approximately $35.8 million during the three months ended October 31, 1997.

    PREPAID CALLING CARDS

    The Company sells prepaid debit and rechargeable calling cards providing access to more than 230 countries and territories. The Company's rates are between 10% and 50% less than the rates for international calls that are charged by the major facilities-based carriers. The Company's debit cards are marketed primarily to ethnic communities in the U.S. that generate high levels of international traffic to specific countries where the Company has favorable termination agreements. The Company's COLUMBIANITA and DOMINICALL cards offer attractive rates to Columbia and the Dominican Republic, respectively. In addition, the Company's MEGATEL card provides attractive rates to a variety of countries. The Company's

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rechargeable cards permit users to place calls from more than forty countries through international toll-free services. The Company generated revenues from its prepaid calling cards business of approximately $5.4 million during the three months ended October 31, 1997.

    INTERNATIONAL RETAIL SERVICES

    The Company offers international retail services to customers outside of the U.S., primarily through call reorigination. Through this service, the Company enables customers to access a U.S. dial tone from overseas and place international calls that are reoriginated in the U.S., thereby benefitting from more favorable U.S. outbound long distance rates, superior transmission quality and enhanced services. The Company generated revenues from its international retail services business of approximately $5.5 million during the three months ended October 31, 1997.

    The Company also provides its call reorigination customers with access to enhanced U.S. telecommunications service options at U.S. long distance rates. These options include: voicemail, itemized billing, speed dial codes that allow customers convenient access to the call reorigination service, personalized voice prompts that allow customers to be called back at extensions where the party being dialed must be requested by name, remote programmable service that allows customers the flexibility of selecting the number called back instead of receiving the call at a preprogrammed number, access to U.S. toll-free 888 and 800 numbers, and simplified billing that combines the cost of the call back to the customer and the cost of the customer's outbound call from the U.S. in one bill for convenient and orderly presentation. The Company markets its call reorigination service to businesses and individuals.

    As an alternative service, the Company provides international long distance services to certain overseas customers, currently in the U.K., via standard international direct-dial network services. Through this service, the Company offers a foreign customer the ability to place a direct call to an international destination over the Company's leased network at competitive rates without the need for call reorigination. In markets that are deregulating, the Company's strategy is to migrate its call reorigination customers to international direct-dial service, where operating environments warrant. The Company expects to offer international direct-dial service in France and Germany by the end of Fiscal 1998.

    DOMESTIC LONG DISTANCE SERVICES

    The Company markets certain long distance services directly to retail customers in the U.S. The Company's customers pay rates that are between 10% and 50% less than the rates for domestic long distance service charged by the major facilities-based carriers. The Company markets the long distance service as a value-added bundled service with its dial-up Internet access, and offers customers who maintain minimum monthly long distance billing levels savings that are approximately 20% less than the rates for dial-up Internet access that are charged by the major national ISPs. The Company generated revenues from its domestic long distances services of approximately $1.2 million during the three months ended October 31, 1997.

    INTERNET ACCESS

    The Company's three primary Internet access and online services are: (i) dial-up Internet access for individuals and businesses; (ii) direct-connect dedicated Internet services for corporate customers; and (iii) the GENIE online entertainment and information services. The Company generated revenues from its Internet access business of $4.9 million during the three months ended October 31, 1997.

    DIAL-UP ACCESS SERVICES

    The Company's dial-up service offers individuals unrestricted Internet access with an easy-to-use point-and-click graphical user interface for a fixed monthly fee. IDT provides its customers with access to a full range of Internet applications, including e-mail functions, Web sites, Usenet news groups, databases and public domain software, as well as a full graphics package and browser software.

    The Company provides its individual customer base with various pricing options. Currently, the Company offers Basic Accounts for $19.95 per month and Premium Accounts for $29.95 per month. Each is a fully graphical SLIP/PPP account bundled with an Internet browser, unlimited dial-up Internet access, and an e-mail account. Premium Account customers are entitled to the Reuters news service, a second e-mail address, 8MB of personal Web space storage, and special customer support services. The Company also offers basic Internet access accounts for $15.95 per month for those customers who sign up for IDT's long distance telephone service and maintain their monthly long distance telephone billings at or above $40 per month. The Company offers free Basic Accounts for those customers who sign up for IDT's long distance telephone service and maintain their monthly telephone billings at or above $150 per month.

    DIRECT CONNECT DEDICATED SERVICES

    The Company offers a variety of Internet access options and applications specifically designed to address the unique needs of medium to large-sized businesses. These corporate clients typically require high-speed dedicated circuits because either they desire to put up a Web site, the nature of their business requires the transfer of large data files, or it would be impractical for them to maintain dial-up accounts for all their employees who require Internet access. IDT employs both frame relay technology and dedicated connections to connect its clients' computers to the Internet through local area networks ("LANs") and through both T1 lines and fractional T1 lines. The Company currently charges clients using 56Kbps lines approximately $350 per month for direct connect service and clients utilizing full T1s approximately $1,400 per month for direct connect service.

    GENIE SERVICES

    In addition, the Company offers the GENIE online service, giving subscribers access to roundtables, bulletin boards and chat areas, individual and multiplayer games, and premium news, travel, entertainment, weather and other information services. Currently, the Company markets the Genie content as an online service available only to subscribers. The Company offers Internet access to Genie online subscribers for an additional fee.

    INTERNET TELEPHONY

    In August 1996, the Company began offering Net2Phone, the first commercial telephone service to bridge calls between multimedia PCs and telephones via the Internet, and to charge for this service on a per-minute basis. Upon installation of the Net2Phone software, which is provided by the Company primarily through the Internet without charge, a Net2Phone user receives an account number, and chooses a personal identification number as an added security feature. Once the Net2Phone software is installed, a user may place toll-free "800" or "888" calls from anywhere in the world without incurring any charges for such calls. Upon a user's prepayment for Net2Phone minutes, the user may begin using Net2Phone to place telephone calls worldwide. In July 1997, Net2Phone was recognized as the "Product of the Week" by PC Magazine.

    A user places a Net2Phone call after establishing a connection to the Internet. The call is routed over the Internet, at no charge to the customer, to the Company's telecommunications switches in the U.S. The call is then routed in the same manner as other voice telephony calls, using the Company's LCR platform in order to increase the savings realized by international callers. For calls originating overseas, the cost of placing and terminating the call with Net2Phone is up to 95% below the rates generally charged by traditional foreign carriers to place and terminate standard international telephone calls.

    In October 1997, the Company introduced Net2Phone Direct, a commercial telephone service that allows for international and domestic phone-to-phone calling via the Internet using packet switching technology. Net2Phone Direct enables phone-to-phone calling between two parties using telephones, while using the Internet to transport the long-haul components of the call. Users of Net2Phone Direct are able to call a local or toll-free access number, which connects the call to an outbound switch server that connects the call to the Internet. Through such use of the Internet, the Company expects to significantly reduce the cost of international calling by extending the benefits of placing Internet telephone calls to customers with access to a regular telephone without requiring the use of PCs or individual Internet access. The Company also intends to develop a global network of switches and servers, thereby expanding the Company's reach for providing competitively priced Internet telephony solutions. The Company generated revenues from its Internet telephony business of $2.1 million during the three months ended October 31, 1997.

    In October, 1997, the Company created a new subsidiary, Net2Phone, Inc., for the development of its Internet telephony business, based on its current view that a separate entity would provide the necessary flexibility to attract management personnel and to otherwise develop the business. Mr. Clifford Sobel, the President of Net2Phone, Inc., has been granted an option by the Company to purchase 10% of the capital stock of Net2Phone, Inc., subject to certain antidilution provisions, for $100,000. Mr. Sobel's employment agreement further provides that he will endeavor to position the subsidiary for a possible initial public offering at such time as such an offering may be practical; the Company will make available up to 9% of the subsidiary's shares for additional management incentive plans; and for a one-year period commencing on September 5, 1999, Mr. Sobel will have the right to purchase 1,000,000 shares of IDT's Common Stock in return for his ownership interest in Net2Phone plus $6.50 in cash for each share of Common Stock. There is no assurance that a public offering of the stock of the subsidiary will occur, however, if and to the extent that any such offering does take place, the Company currently intends to maintain at least a majority of the voting power of the subsidiary.

    SALES, MARKETING AND DISTRIBUTION

    TELECOMMUNICATIONS

    The Company primarily markets its international telecommunications services through its direct wholesale carrier services sales staff. The staff primarily relies on, and benefits from, (i) the Company's extensive relationships within and increasing international exposure and recognition throughout the long distance industry for marketing its carrier services; (ii) the Company's substantial traffic volumes, which enable the Company to negotiate for lower rates; and (iii) favorable terminating rates negotiated with foreign PTTs and carriers.

    The Company primarily markets its international call reorigination services through its overseas network of independent sales representatives. The foreign sales representatives, who are supervised by the Company's U.S.-based sales managers, provide the Company with access to local business clientele and residential customers and new opportunities in the local markets they serve. The Company pays its foreign sales representatives on a commission basis. As of October 31, 1997, the Company was represented by over 300 foreign sales representatives in 170 countries. In recent months, the Company also has commenced direct sales efforts, primarily through overseas advertising in international print media, to penetrate particular market segments that it does not currently serve.

    The Company uses a single independent master distributor, Union, to market its prepaid debit cards to retail outlets throughout the U.S. See "Risk Factors--Dependence on Sales Representatives and Retailers." The Company's rechargeable calling cards are distributed primarily through in-flight magazines.

    INTERNET ACCESS

    The Company established itself as a leading national provider of Internet access services primarily through extensive broadcast and print advertising to the consumer market. In Fiscal 1997, the Company refocused the marketing efforts of its Internet access operations in order to lower the cost of acquiring new customers. While the Company intends to continue various means of broadcast advertising in select markets, the Company's sales and marketing efforts now are focused primarily on increasing its Internet

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
customer base through (i) OEM transactions, including hardware, software and operating system bundling, (ii) retail channel distribution agreements and (iii) bundling Internet access with long distance telephone service. By applying the above strategies, the Company believes it will increase its exposure to the millions of computer users who are potential customers of the Company's Internet access services, while reducing its customer acquisition costs as compared to traditional broadcast and print advertising. As of October 31, 1997, the Internet sales force consisted of approximately 15 salespersons. The Company's Internet sales staff is closely supervised and undergoes customized and ongoing training to ensure a high level of knowledge and service.

    BUNDLING OF SERVICE OFFERINGS

    The Company bundles its Internet access services with its domestic long distance telephone services. By bundling its long distance phone service with its $15.95 per month discounted dial-up Internet access, the Company is currently able to compete with many major national providers of Internet access by offering rates that are on average 20% lower. At the same time, the Company differentiates itself from its competitors in the Internet access market who are unable to offer their customers significant savings on their monthly long distance bills. The Company leverages its existing Internet sales force for the sale of its bundled long distance and Internet access service.

    INTERNET TELEPHONY

    The Company currently markets its Net2Phone Internet telephony services primarily by distributing its Net2Phone software without charge via the Internet and acquiring commercial Net2Phone customers through its prepaid platform. IDT currently promotes its Net2Phone service through online and Internet-based advertising venues, traditional print advertising in international publications, and electronic media. In addition, the Company has entered into agreements to bundle the required software for Net2Phone, as a value-added component, with the software of other companies, and with other PC and computer equipment. The Company has entered into exclusive agreements with resellers in certain countries, pursuant to which such resellers purchase bulk amounts of Net2Phone minutes in advance, and resell such minutes to users in their own countries as representative sellers of Net2Phone. The Company currently offers Net2Phone Direct in over 50 cities in the U.S., and has entered into agreements with Daewoo and Naray in South Korea and Marubeni in Japan to market Net2Phone Direct in those countries. The Company also seeks to sell Net2Phone Direct switch servers to additional third parties in strategic markets worldwide.

CUSTOMERS

    TELECOMMUNICATIONS

    As of November 30, 1997, the Company had approximately 100 wholesale customers located in the U.S. and Europe. The Company supplements this wholesale customer base by offering retail long distance services to individuals and business customers in the U.S. and over 120 countries. The Company's customer base includes over 25,000 call reorigination customers in over 127 countries, and the Company sold over 400,000 prepaid calling cards and over 51,500 rechargeable debit cards.

    INTERNET

    IDT is one of the nation's largest ISPs. The Company offers local dial-up access to approximately 82,000 retail customers, and provides dedicated access to approximately 320 medium and large-sized businesses as of October 31, 1997.

    INTERNET TELEPHONY

    As of November 30, 1997, the Company's Net2Phone service has been used by over 275,000 registered customers worldwide. Total usage of Net2Phone increased from approximately 220,000 minutes in October 1996 to approximately 1.5 million minutes in October 1997. In addition, since its inception in October 1997, approximately 4,600 customers registered for the Company's Net2Phone Direct service.

CUSTOMER SUPPORT AND BILLING

    IDT believes that reliable, sophisticated and flexible billing and information systems are essential to its ability to remain competitive in the global telecommunications market. Accordingly, the Company has invested substantial resources to develop and implement its proprietary management information systems.

    The Company's billing system enables the Company to (i) accurately analyze its network traffic, revenues and margins by customer and by route on an intra-day basis; (ii) validate carrier settlements; and (iii) monitor least cost routing of customer traffic. The entire process is fully automated and increases efficiencies by reducing the need for monitoring by the Company's employees. The Company believes that the accuracy and efficiency of its management information systems provide it with a significant strategic advantage over other emerging carriers.

    The Company has also developed a sophisticated real-time management information system for its Internet telephony services. The Company is able to monitor the length and quality of the calls that are placed over its Net2Phone and Net2Phone Direct systems, thereby helping to ensure a high level of service and more efficient routing of calls. In addition, this system helps the Company prevent fraud, and assists in the customer management process by automatically informing customers of new information, including system upgrades.

    The Company believes that its ability to provide adequate customer support services is a crucial component of its ability to retain customers. The Company has successfully focused on improving such service through measures including the addition of support personnel and the monitoring of customer waiting time. The customer support staff provides 24-hour technical assistance in addition to general service assistance. Customer support personnel communicate with subscribers via telephone, e-mail and fax. The Company requires that each customer support staff member field a minimum number of calls and e-mails each day. The Company also employs liaisons between the customer support and technical staffs to ensure maximum responsiveness to changing customer demands.

NETWORK INFRASTRUCTURE

    The Company maintains an international telecommunications switching infrastructure and U.S. domestic network, consisting of owned and leased lines that enable it to provide an array of telecommunications, Internet access and Internet telephony services to its worldwide customer base. IDT believes it enjoys competitive advantages by utilizing this network to carry both voice and Internet traffic, resulting in the optimization of both its network utilization and associated capital.

    IDT's network is monitored 24 hours a day, 7 days a week, and 365 days a year by its network operations center. The entire network is centrally managed from IDT's control center through the use of a standardized communications protocol. In addition, two proprietary monitoring systems are used to manage modem pools.

    TELECOMMUNICATIONS NETWORK

    PRIVATE LINE NETWORK

    The Company operates a growing telephone network consisting of resold international switched services, U.S. domestic dedicated leased fiber optic lines, and Company-owned switch equipment in the

U.S. which are interconnected to major international PTTs, emerging carriers and domestic IXCs, LECs and CLECs. IDT's major switching facilities are located in Piscattaway, N.J., Westfield, N.J., New York, N.Y. and London. These varied locations serve to provide the network with redundancy and diversity. All of these locations are linked with the dominant LEC as well as at least one of the CLECs, allowing the Company to interconnect with all major IXCs to switch traffic via the Company's leased private-line DS3 network. Furthermore, all of the Company's locations are interconnected via leased lines to enhance network reliability and redundancy as each location interconnects with the various carriers.

    In addition, the Company owns and leases switched services to connect its U.S. and U.K. facilities. These services are used to originate traffic from IDT's customer base in the U.K. and to terminate existing carrier and call reorigination traffic to the U.K. The Company has 16 terminating agreements that provide for the termination of traffic in 25 countries, including recent agreements with companies based in the Dominican Republic, Italy, Bangladesh, Cyprus and Chile. The Company also plans to obtain leased lines to these destinations, which will result in reduced costs for termination to these countries. The Company has also targeted countries such as France, Italy and Germany for network expansion due to the large number of minutes the Company presently terminates and the size of the Company's installed base of telecommunications customers in these countries.

    SWITCHING PLATFORMS

    The Company utilizes two major switching platforms. The Company uses its Excel LNX switches for its application-based products such as call reorgination, direct dial, call through, prepaid calling cards, and value-added services such as voice prompts, speed dialing, voice mail and conferencing. The Excel LNX is flexible and programmable, and is designed to implement network-based intelligence quickly and efficiently. The Company currently owns 13 Excel LNX switches. The other platform is the Nortel DMS250-300, which serves as an international gateway and generic carrier switch. The Company currently owns one Nortel switch, and expects to install two additional Nortel switches by the end of the third quarter of Fiscal 1998. All of the Company's switches are modular, scaleable and equipped to signal in such protocols as ISDN or SS7 so as to be compatible with either domestic or foreign networks.

    The Company plans to use other technologies, including Nortel ERS switches, which allow for the dynamic allocation of voice and data traffic, to enable the Company's Internet network to be used for the transmission of traditional telephone minutes. If successfully developed, this leveraging of IDT's Internet network could provide considerable cost efficiencies for transporting a substantial portion of the Company's domestic voice traffic.

    SOFTWARE

    The Company's Excel LNX switch incorporates Company-developed software which efficiently performs all the applications the Company requires to provide value-added services, as well as billing and traffic analysis. The software enables the Excel LNX to route all calls via the Company's LCR platform. LCR is a process by which the Company optimizes the routing of calls over the least cost route on its switch for over 230 countries. In the event that traffic cannot be handled over the least cost route due to capacity or network limitations, the LCR system is designed to transmit the traffic over the next least cost route. The LCR system analyzes the following variables that may affect the cost of a long distance call: different suppliers, different time zones and multiple choices of terminating carrier per country. In some instances, instead of routing a call directly between two overseas points, the LCR system may backhaul an overseas carrier's minutes using resold switched services to the Company's U.S.-based switch in order to terminate the traffic in a third country while taking advantage of the Company's competitive U.S.-based international long distance rates. The LCR system is continually reviewed in light of rates available from different suppliers to different countries to determine whether the Company should add new suppliers to its switch to further reduce the cost of routing traffic to a specific country and to maintain redundancy, diversity and quality within the switching network.

    INTERNET NETWORK

    The Company operates a national Internet network comprised of a leased DS3 45 mbps backbone of high speed fiber optic lines connecting eight major cities across the U.S., and leased dedicated T1 fiber optic lines connecting smaller cities to the network. The network backbone uses state-of-the-art routing platforms including Cisco Series 7000 routers and Nortel ERS Magellan switches. The DS3 backbone connects traffic at four major Internet "meet" points where the Company maintains switching and routing equipment and has peering arrangements to exchange Internet traffic with over twenty other Internet backbone providers. To minimize the potential detrimental effects of single points of failure, the Company deploys a minimum of two dedicated leased data lines to each backbone node and remotely positions secondary servers for all configuration and authentication hosts. Multiple data segments are used in high traffic areas to minimize packet loss and to reduce the frequency of congestion in the network. Also, major IDT backbone nodes employ routing switches for directing network traffic. To further enhance network performance, the Company employs an "Open Shortest Path First" protocol, which allows data traffic to be routed most efficiently.

    The Company seeks to retain flexibility and to maximize its opportunities by utilizing a continuously changing mix of routing alternatives. This diversified approach is intended to enable the Company to take advantage of the rapidly evolving Internet market in order to provide low-cost service to its customers.

    The Company utilizes the local dial-up switching infrastructure of several Alliance Partners across the country to supplement the Company's owned and operated local dial-up infrastructure. The Alliance Partners, which are independently-owned ISPs, employ routing and modem equipment which meet the Company's standards for providing dial-up access services. The Company offers the Alliance Partners a monthly fee for each customer account routed through their local access networks. The Company also provides billing, advertising, marketing and customer acquisition services, in exchange for which the Alliance Partners provide local Internet access. The agreements with Alliance Partners generally have one year terms and do not prohibit the Company from constructing its own local installed POP where warranted. Finally, the Company entered into an agreement with PSI in June 1996 to use PSI as the primary Alliance Partner for the Company's dial-up Internet access customers in areas where PSI has POPs and where there are no other Alliance Partners. The Company leases and operates a dedicated T3 connection to the PSI network in order to maintain control of the Company's provisioning of customers and to provide customers with access to electronic mail and newsfeeds. Through the buildout of its own infrastructure and its agreement to utilize the PSI network as well the local networks of its Alliance Partners, IDT now operates one of the nation's largest networks, providing local dial-up Internet access through over 450 POPs, of which the Company owns approximately 75 POPs.

RESEARCH AND DEVELOPMENT

    The Company employs a technical staff that is devoted to the improvement and enhancement of the Company's existing telecommunications and Internet products and services, including switching technologies and the development of new technologies and products, such as Net2Phone and Net2Phone Direct. The Company believes that the ability to adjust and improve existing technology and to develop new technologies in response to, and in anticipation of, customers' changing demands is necessary to compete in the rapidly changing telecommunications and Internet industries. There can be no assurance that the Company will be able to successfully develop new technologies or effectively respond to technological changes or new industry standards or developments on a timely basis, if at all. See "Risk Factors--Rapid Technological Development."

COMPETITION

    The markets in which the Company operates are extremely competitive and can be significantly influenced by the marketing and pricing decisions of the larger industry participants. The barriers to entry are not insurmountable in any of the telecommunications or Internet markets in which the Company competes. The Company expects competition in these markets to intensify in the future.

    TELECOMMUNICATIONS

    Currently, the Company competes with (i) IXCs and other long distance resellers and providers, including large carriers such as AT&T, MCI, Sprint, and WorldCom; (ii) foreign PTTs; (iii) other providers of international long distance services such as STAR Telecommunications, Inc., Pacific Gateway Exchange, Inc., RSL Communications Ltd. and Telegroup, Inc.; (iv) alliances that provide wholesale carrier services, such as "Global One" (Sprint, Deutsche Telekom AG, and France Telecom S.A.) and Uniworld (AT&T, Unisource-Telecom Netherlands, Telia AB, Swiss Telecom PTT and Telefonica de Espana S.A.); (v) new entrants to the domestic long distance market such as the RBOCs in the U.S., who have entered or have announced plans to enter the U.S. interstate long distance market pursuant to recent legislation authorizing such entry, and utilities such as RWE Aktiengesellschaft in Germany; and (vi) small long distance resellers. Moreover, some of the Company's competitors have announced business plans similar to the Company's regarding the expansion of telecommunications networks into Europe. Many of the Company's competitors are significantly larger and have substantially greater market presence, as well as greater financial, technical, operational, marketing and other resources and experience than the Company.

    The Company competes for customers in the telecommunications markets primarily based on price and, to a lesser extent, the type and quality of service offered. Increased competition could force the Company to reduce its prices and profit margins if its competitors are able to procure rates or enter into service agreements that are comparable to or better than those the Company obtains, or are able to offer other incentives to existing and potential customers. Similarly, the Company has no control over the prices set by its competitors in the long distance resale carrier-to-carrier market. The Company could also face significant pricing pressure if it experiences a decrease in the volume of minutes that it carries on its network, as the Company's ability to obtain favorable rates and tariffs from its carrier suppliers depends, to a significant extent, on the Company's total volume of international long distance call traffic. There is no guarantee that the Company will be able to maintain the volume of international and domestic long distance traffic necessary to obtain favorable rates and tariffs. Although the Company has no reason to believe that its competitors will adopt aggressive pricing policies that could adversely affect the Company, there can be no assurance that such price competition will not occur or that the Company will be able to compete successfully in the future. In addition, the Company is aware that its ability to market its long distance resale services depends upon the existence of spreads between the rates offered by the Company and those offered by the IXCs with which it competes, as well as those from which it obtains service. A decrease in such spreads could have a material adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors--Increasing Competition--Telecommunications."

    INTERNET ACCESS

    The Company's current and prospective competitors in the Internet access market include many large companies that have substantially greater market presence, as well as greater financial, technical, operational, marketing and other resources and experience than the Company. The Company's Internet access business competes or expects to compete directly or indirectly with the following categories of companies: (i) other national and regional commercial Internet access providers, such as Netcom; (ii) established online services companies that offer Internet access, such as AOL, CompuServe and Prodigy; (iii) software and technology companies such as Microsoft; (iv) national long distance telecommunications carriers, such as AT&T, MCI and Sprint; (v) RBOCs; (vi) cable television operators, such as Comcast, TCI and Time Warner; (vii) nonprofit or educational ISPs; (viii) newly-licensed providers of spectrum-based wireless data services; and (ix) competitive local telephone service providers such as TCG and WorldCom.

    The Company believes that its ability to compete successfully in the Internet access market depends upon a number of factors including: (i) market presence; (ii) the adequacy of the Company's customer support services; (iii) the capacity, reliability and security of its network infrastructure; (iv) the ease of access to and navigation of the Internet; (v) the pricing policies of its competitors and suppliers; (vi) regulatory price requirements for interconnection to and use of existing local exchange networks by ISPs; (vii) the timing of introductions of new products and services by the Company and its competitors; (viii) the Company's ability to support existing and emerging industry standards; and (ix) trends within the industry as well as the general economy. There can be no assurance that the Company will have the financial resources, technical expertise or marketing and support capabilities to continue to compete successfully in the Internet access market. See "Risk Factors--Increasing Competition--Internet Access."

    INTERNET TELEPHONY

    The market for Internet telephony services is expected to be extremely competitive. Most of the current Internet telephony products enable voice communications over the Internet between two parties simultaneously connected to the Internet via multimedia PCs, where both parties are using identical Internet telephony software products. Current product offerings include VocalTec's Internet Phone, QuarterDeck's WebPhone and Microsoft's NetMeeting. In addition, a number of large, well-capitalized companies such as Intel, Cisco, Lucent, Nortel and Dialogic announced their intentions to offer server-based products that are expected to allow communications over the Internet between parties using a multimedia PC and a telephone and between two parties using telephones where both parties have specialized servers at each end of the call. Several other companies, such as AT&T and Qwest Communications, have recently announced plans to offer Internet telephony products and services during the first half of 1998. There can be no assurance that the Company will be able to successfully compete in the developing Internet telephony market, or that other large companies will not enter the market as suppliers of Internet telephony services or equipment, or that the Company's competitors will not introduce Internet telephony products that permit termination of a call at a standard telephone as does Net2Phone.

REGULATION

    TELECOMMUNICATIONS

    As a multinational telecommunications company, the Company is subject to varying degrees of regulation in each of the jurisdictions in which it operates. As a nondominant carrier in the U.S., the Company's provision of international and national long distance telecommunications services is generally regulated on a streamlined basis. Despite recent trends toward deregulation, some of the countries in which the Company intends to provide telecommunications services do not currently permit the Company to provide public switched voice telecommunications services. In those countries not yet open to switched voice service competition, the Company provides services to closed user groups ("CUGs") and a variety of value-added services as permitted by each country's laws.

    REGULATION OF DOMESTIC TELECOMMUNICATIONS SERVICES. In the U.S., provision of the Company's services is subject to the provisions of the Communications Act, as amended by the Telecommunications Act of 1996 and the FCC regulations promulgated thereunder, as well as the applicable laws and regulations of the various states administered by the relevant state authorities. The recent trend in the U.S., for both federal and state regulation of telecommunications service providers, has been in the direction of reducing regulation. Nonetheless, the FCC and relevant state authorities continue to regulate ownership of transmission facilities, provision of services and the terms and conditions under which the Company's services are provided. Non-dominant carriers, such as the Company, are required by federal and state law and regulations to file tariffs listing the rates, terms and conditions for the services they provide. In March 1997, the FCC initiated a proceeding in which it proposed to eliminate the requirement that nondominant interstate carriers such as the Company maintain tariffs on file with the FCC for domestic interstate services. The FCC's proposed rules are pursuant to authority granted to the FCC in the Telecommunications Act to "forbear" from regulating any telecommunications service provider if the FCC determines that the public interest will be served. The FCC subsequently adopted its proposal and eliminated the requirement that interstate carriers file domestic tariffs in most circumstances. That decision has been appealed to the U.S. Court of Appeals for the 8th Circuit, and a stay has been issued pending a decision on the merits of the appeal. It is unclear when the Court will rule on the appeal.

    In May 1997, the FCC issued an order to implement the provisions of the Telecommunications Act relating to the preservation and advancement of universal telephone service (the "Universal Service Order"). The Universal Service Order requires all telecommunications carriers providing interstate telecommunications services to contribute to universal support by contributing to a fund (the "Universal Service Fund"). Universal service contributions will be assessed based on certain intrastate, interstate, and international "end-user" gross telecommunications revenues, effective January 1, 1998. All carriers were required to submit a Universal Service Fund worksheet in September 1997. The Company has filed its Universal Service Fund worksheet. Although the FCC order provides a method for determining the amount that the Company must contribute to support these subsidies, the FCC has only provided the contribution factors for the first quarter of 1998. The revised factors are 3.19% for the high cost and low income fund and 0.72% for the schools, libraries and healthcare fund. The amounts remitted to the Universal Services Fund may be billed to the Company's customers. If the Company does not bill these amounts to its customers, it may suffer a competitive disadvantage compared to its competitors who elect to do so. However, if the Company elects to bill these amounts to its customers, customers may reduce their use of the Company's services, or elect to use the services provided by the Company's competitors, which may have a material adverse effect upon the Company's business, financial condition, or results of operations.

    In addition to regulation by the FCC, the majority of the states require the Company to register or apply for certification prior to initiating intrastate interexchange telecommunications services. To date, the Company, together with its subsidiaries, is certified to provide intrastate interexchange telecommunications services in 43 states. State issued certificates of authority to provide intrastate interexchange telecommunications services can generally be conditioned, modified, canceled, terminated or revoked by state regulatory authorities for failure to comply with state law and/or the rules, regulations and policies of the state regulatory authorities. Fines and other penalties also may be imposed for such violations.

    U.S. REGULATION OF INTERNATIONAL TELECOMMUNICATIONS SERVICES. International common carriers, such as the Company, are required to obtain authority under
Section 214 of the Communications Act and file a tariff containing the rates, terms and conditions applicable to their services prior to initiating their international telecommunications services. The Company has obtained a "global"
Section 214 authority from the FCC to use, on a facilities and resale basis, various transmission media for the provision of international switched and private line services. Non-dominant international carriers such as the Company must file their international tariffs and any revisions thereto with one day's notice. Additionally, international telecommunications service providers are required to file copies of their contracts with other carriers, including foreign carrier agreements, with the FCC within 30 days of execution. The FCC's rules also require that the Company file periodically a variety of reports regarding the volume of its international traffic and revenues and use of international facilities. In addition to the general common carrier principles, and as discussed below, the Company is also required to conduct its facilitiesbased international business in compliance with the FCC's International Settlements Policy (the "IS Policy"), or an FCC approved alternative accounting rate arrangement.

    The Company's FCC authorizations also permit the Company to resell international private lines interconnected to the PSTNs for the provision of switched services in those countries that have been found by the FCC to offer "equivalent opportunities" to U.S. carriers. To date, the FCC has found that only Canada, the U.K., Sweden, Australia and New Zealand offer such opportunities. The FCC currently imposes certain restrictions upon the use of the Company's private lines between the U.S. and "equivalent" countries. The Company may not route traffic to or from the U.S. over a private line between the U.S. and an "equivalent" country (I.E., the U.K.) if such traffic originates or terminates in a third country, if the third country has not been found by the FCC to offer "equivalent" resale opportunities. Following implementation of the Full Competition Directive by member-states of the European Union (the "EU"), and the WTO Agreement by the signatories, the FCC may authorize the Company to originate and terminate traffic over its private line between the U.S. and the U.K. and (pursuant to ISR authority) over additional private lines to additional member states if the FCC finds that such additional member states provide equivalent resale opportunities or that such authority would otherwise promote competition. The FCC has also recently proposed to permit U.S. carriers to provide ISR to WTO member countries without a finding of equivalency where certain settlement rate requirements are met.

    With regard to international services, the FCC administers a variety of international service regulations, including the IS Policy. The IS Policy governs the permissible arrangements between U.S. carriers and their foreign correspondents to settle the cost of terminating traffic over each other's networks, the rates for such settlement and permissible deviations from these policies. As a consequence of the increasingly competitive global telecommunications market, the FCC has adopted a number of policies that permit carriers to deviate from the IS Policy under certain circumstances that promote competition. The FCC also requires carriers such as the Company to report any affiliations, as defined by the Commission, with foreign carriers.

    The Company offers its call reorigination services pursuant to an FCC authorization (the "Section 214 Switched Voice Authorization") under Section 214 of the Communications Act and certain relevant FCC decisions. The FCC has determined that call reorigination services that use uncompleted call signaling do not violate U.S. or international law, but has held that U.S. companies providing such services must comply with the laws of the countries in which they operate as a condition of such companies' Section 214 Switched Voice Authorizations. The FCC reserves the right to condition, modify or revoke any
Section 214 Authorizations and impose fines for violations of the Communications Act or the FCC's regulations, rules or policies promulgated thereunder, or for violations of the clear and explicit telecommunications laws of other countries that are unable to enforce their laws against U.S. carriers. FCC policy provides that foreign governments that satisfy certain conditions may request FCC assistance in enforcing their laws against call reorigination providers based in the U.S. that are violating the laws of these jurisdictions. 30 countries have formally notified the FCC that call reorigination services violate their laws. The FCC has held that it would consider enforcement action against companies based in the U.S. engaged in call reorigination by means of uncompleted call signaling in countries where this activity is expressly prohibited. While the FCC has not initiated any action to date to limit the provision of call reorigination services, there can be no assurance that it will not take action in the future. Enforcement action could include an order to cease providing call reorigination services in such country, the imposition of one or more restrictions on the Company, monetary fines or, ultimately, the revocation of the Company's Section 214 Switched Voice Authorization, and could have a material adverse effect on the Company's business, financial condition and results of operations.

    Regulatory requirements pertinent to the Company's operations will continue to evolve as a result of the WTO Agreement, federal legislation, court decisions, and new and revised policies of the FCC. In particular, the FCC continues to refine its international service rules to promote competition, reflect and encourage liberalization in foreign countries and reduce international accounting rates toward cost. Indeed, the FCC recently adopted new lower accounting rate "benchmarks" that become effective in January 1998. Under the FCC's new benchmarks, after a transition period of one to four years depending on a country's income level, U.S. carriers will be required to pay foreign carriers significantly lower rates for the termination of international services. These rates range from a $0.15 per minute benchmark for upper income countries such as the U.K. to $0.23 per minute for lower income countries such as China. Moreover, the FCC recently issued a decision revising its Foreign Carrier Entry Policy as part of its efforts to change its rules to implement the WTO Agreement.

    In addition, the FCC is currently considering whether to limit or prohibit the practice whereby a carrier routes, through its facilities in a third country, traffic originating from one country and destined for another country. The FCC has permitted third country calling where all countries involved consent to the routing arrangements (referred to as "transiting"). Under certain arrangements referred to as "refiling," the carrier in the destination country does not consent to receiving traffic from the originating country and does not realize the traffic it receives from the third country is actually originating from a different country. To date, the FCC has made no pronouncement as to whether refiling arrangements are inconsistent with U.S. or International Telecommunications Union ("ITU") regulations, although it is considering these issues in connection with MCI's 1995 petition to the FCC for declaratory ruling regarding Sprint's Fonaccess service. It is possible that the FCC will determine that refiling violates U.S. and/or international law.

    No assurances can be given that changes to the existing international or domestic regulatory framework will not occur. Such changes may increase the Company's legal, administrative or operating costs, or may otherwise limit or constrain the Company's activities, any of which could have a material adverse effect on the Company's business, financial condition, or results of operations.

    EUROPEAN REGULATION OF TELECOMMUNICATIONS SERVICES. In Europe, the regulation of the telecommunications industry is governed at a supranational level by the EU (consisting of the following member-states: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the U.K.), which is responsible for creating pan-European policies and, through legislation, has developed a regulatory framework to ensure an open, competitive telecommunications market. The EU was established by the Treaty of Rome and subsequent conventions and is authorized by such treaties to issue EU "directives." EU member-states are required to implement these directives through national legislation. If an EU member-state fails to adopt such directives, the European Commission may take action, including referral to the European Court of Justice, to enforce the directives.

    In 1990, the EU issued the Services Directive requiring each EU member-state to abolish existing monopolies in telecommunications services, with the exception of voice telephony. The intended effect of the Services Directive was to permit the competitive provision of all services other than voice telephony, including value-added services and voice services to CUGs. However, as a consequence of local implementation of the Services Directive through the adoption of national legislation, there are differing interpretations of the definition of prohibited voice telephony and permitted value-added and CUG services. Voice services accessed by customers through leased lines are permissible in all EU member-states. The European Commission has generally taken a narrow view of the services classified as voice telephony, declaring that voice services may not be reserved to the ITOs if (i) dedicated customer access is used to provide the service; (ii) the service confers new valueadded benefits on users (such as alternative billing methods); or (iii) calling is limited by a service provider to a group having legal, economic or professional ties.

    In March 1996, the EU adopted the Full Competition Directive containing two provisions which required EU member-states to allow the creation of alternative telecommunications infrastructures by July 1, 1996, and which reaffirmed the obligation of EU member-states to abolish the ITOs' monopolies in voice telephony by 1998. The Full Competition Directive encouraged EU member-states to accelerate the liberalization of voice telephony. To date, Sweden, Finland, Denmark and the U.K. have liberalized facilitiesbased services to all routes. Certain EU countries may delay the abolition of the Voice Telephony monopoly based on exemptions established in the Full Competition Directive. These countries include Spain (1998), Portugal and Ireland (January 2000) and Greece
(2003).

    Each EU member-state in which the Company currently conducts or plans to conduct its business has a different regulatory regime, and such differences are expected to continue beyond January 1998. The requirements for the Company to obtain necessary approvals vary considerably from country to country and are likely to change as competition is permitted in new service sectors.

    No assurances can be given that any changes to the existing European regulatory framework will not occur. Changes to existing regulations may decrease the opportunities that are available for the Company to enter into those markets, or may increase the Company's legal, administrative or operational costs, or may otherwise constrain the Company's activities, any of which could have a material adverse effect on the Company's business, financial condition, or results of operations.

    OTHER OVERSEAS MARKETS. The Company is subject to the regulatory regimes in each of the countries in which it conducts business. Local regulations range from permissive to restrictive, depending upon the country. In the past, the Company has experienced problems in certain countries and has, in certain instances, modified or terminated its services to comply with local regulatory requirements.

    INTERNET ACCESS

    ISPs are generally considered "enhanced service providers" and are exempt from federal and state regulations governing common carriers. Accordingly, the Company's provision of Internet access services are currently exempt from tariffing, certification and rate regulation. Nevertheless, regulations governing disclosure of confidential communications, copyright, excise tax, and other requirements may apply to the Company's provision of Internet access services. The Company cannot predict the likelihood that state, federal or foreign governments will impose additional regulation on the Company's Internet business, nor can it predict the impact that future regulation will have on the Company's operations.

    The 1996 Telecommunications Act imposes criminal liability on persons sending or displaying indecent material on an interactive computer service such as the Internet in a manner available to minors. The 1996 Telecommunications Act also imposes criminal liability on an entity knowingly permitting facilities under its control to be used for such activities. Entities solely providing access to facilities not under their control are exempted from liability, as are service providers that take good faith, reasonable, effective and appropriate actions to restrict access by minors to the prohibited communications. The constitutionality of these provisions has been successfully challenged in federal appellate court, and their interpretation and enforcement is uncertain. The Telecommunications Act may decrease demand for Internet access, chill the development of Internet content, or have other adverse effects on ISPs such as the Company. In addition, in light of the uncertainty attached to interpretation and application of this law, there can be no assurances that the Company would not have to modify its operations to comply with the statute, including prohibiting users from maintaining home pages on the Web, and increasing its control over the Genie Interactive content.

    In December 1996, the FCC initiated a Notice of Inquiry ("NOI") regarding whether to impose regulations or surcharges upon providers of Internet access and Information Service (the "Internet NOI"). The Internet NOI seeks public comment upon whether to impose or continue to forebear from regulation of Internet and other packetswitched network service providers. The Internet NOI specifically identifies Internet telephony as a subject for FCC consideration. The Company can not predict the outcome of this proceeding or other FCC proceedings that may impact the Company's operations or impose additional requirements, or regulations or charges upon IDT's provision of Internet access or Internet telephony services.

    INTERNET TELEPHONY

    The Company knows of no domestic or foreign laws that prohibit voice communications over the Internet. As identified above, the FCC is currently considering whether or not to impose surcharges or additional regulation upon providers of Internet telephony. In addition, several efforts have been made to enact federal legislation that would either regulate or exempt from regulation services provided over the Internet. State public utility commissions may also retain jurisdiction to regulate the provision of intrastate Internet telephone services and could initiate proceedings to regulate Internet telephony. If a foreign government, Congress, the FCC, or a state utility commission come to regulate Internet telephony, there can be no assurances that any such regulation will not materially adversely affect the Company's business, financial condition or results of operation.

INTELLECTUAL PROPERTY

    The Company's success and ability to compete is dependent in part upon its technology, although the Company believes that its success is more dependent upon its technical expertise than its proprietary rights. The Company relies on a combination of patent, copyright, trademark and trade secret laws and contractual restrictions to establish and protect its technology. The Company does not have any issued patents or registered copyrights, although it has registered trademarks in connection with its GENIE services and other pending applications for a patent and certain trademarks. The Company requires employees and consultants to execute confidentiality agreements upon the commencement of their relationships with the Company. These agreements provide that confidential information developed or made known during the course of a relationship with the Company is to be kept confidential and may not be disclosed to third parties except in specific circumstances. There can be no assurance that the steps taken by the Company will be adequate to prevent misappropriation of its technology or other proprietary rights or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. In addition, there can be no assurance that licenses for any intellectual property that might be required by the Company for it to provide its services or products would be available on reasonable terms, if at all.

    The Company owns a trademark registrations for the mark Genie. The Company has also registered the service mark IDT and its logo. In addition, the Company has applications pending with respect to the registration of the service marks Net2Phone, N2P, Amtalk, Amtalk design and Net2Fax, and service marks relating to its prepaid calling card business. In addition, the Company has applied for a patent in connection with its development of the systems and methodology comprising the technologies underlying Net2Phone. There can be no assurance that the Company's competitors will not develop the ability to provide similar or better services than that of Net2Phone. In addition, there can be no assurance that the Company's patent application relating to the systems and methodology comprising the technologies underlying Net2Phone will result in any patent being issued or that, if issued, such patent will provide protection against competitive technology or that it will be held valid and enforceable if challenged. There can be no assurance that the Company's competitors would not be able to design around such patent or that others will not obtain patents that the Company would need to license or circumvent in order to exploit its patent. See "Risk Factors--Dependence on Technological Development."

LEGAL PROCEEDINGS

    On December 29, 1995, Surfers Unlimited, L.L.C. filed a breach of contract action in the New Jersey Superior Court, Bergen County. The suit names a subsidiary of the Company as defendant and seeks restitutional and consequential damages in an unspecified amount for interference with prospective business advantages, breach of contract and improper use of confidential and proprietary information. Howard S. Jonas, the Chairman and Chief Executive Officer of the Company, has also been named as a defendant in the action. The suit is currently in the discovery phase.

    In January 1997, six former employees alleging employment discrimination commenced a suit in New Jersey Superior Court, Bergen County. Howard S. Jonas, the Chairman and Chief Executive Officer of the Company, has also been named as a defendant in the action. The action claims that the Company has made hiring and promotion decisions based upon the religious backgrounds of the relevant individuals. The complaint seeks compensatory and punitive damages in an unspecified amount and also seeks statutory multiples of damages. The case is currently in the discovery stage. The Company has received an administrative notice from the court setting March 17, 1998 as a trial date for this matter, although the Company expects that a later trial date may occur.

    In June 1997, an uncertified class-action suit seeking compensatory damages in an unspecified amount was brought against the Company in New York Supreme Court, New York County. The suit concerns advertisements that are no longer used by the Company, and advertising practices that were voluntarily terminated by the Company following a prior investigation of the Company by the Attorneys General of several states. The case is currently in the preliminary stages of discovery.

    In September 1997, DigiTEC 2000, Inc. ("DigiTEC") filed a complaint (subsequently amended) in New York Supreme Court, New York County against the Company alleging that in connection with its sale of prepaid calling cards, the Company engaged in unfair competition and tortiously interfered with an exclusive business relationship between DigiTEC and two co-defendants, CG Com, Inc. and Mr. Carlos Gomez. The complaint seeks compensatory and consequential damages in an unspecified amount of not less than $50 million and also seeks an unspecified amount of punitive damages. In November 1997, the Court denied DigiTEC's motion for a preliminary injunction to bar CG Com, Inc. and Mr. Gomez from distributing IDT's calling cards. The case is currently in preliminary stages of discovery.

    The complaint also alleges that CG Com, Inc. and Mr. Gomez owe it more than $500,000. The Company is subject to other legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. Although there can be no assurances in this regard, in the opinion of the Company's management, such proceedings, as well as aforementioned actions, will not have a material adverse effect on results of operations or the financial condition of the Company.

EMPLOYEES

    As of October 31, 1997, the Company had 348 full-time employees, including approximately 138 in technical support and customer service, 60 in sales and marketing, 38 in its technical staff, 57 in general operations and 55 in management and finance. The Company believes that its relations with its employees are good. None of the Company's employees is represented by a labor union or covered by a collective bargaining agreement and the Company has never experienced a work stoppage.

PROPERTIES

    The Company's principal facilities total approximately 35,300 square feet and are located in three buildings in Hackensack, New Jersey. The Company also leases space (typically less than 500 square feet) in various geographic locations to house the telecommunications equipment for each of its POPs. The Company occupies one building under a lease which expires on June 30, 1999. The Company leases this facility from an entity in which Howard S. Jonas, the Company's Chairman and Chief Executive Officer, is the sole stockholder. The Company occupies facilities in a second building pursuant to a lease which expires on September 30, 1998 and facilities in a third building, which the Company also leases from an entity controlled by Mr. Jonas, pursuant to a lease which expires in December 1998.

                                   MANAGEMENT

    The current directors and executive officers of the Company are as follows:

NAME                                            AGE                                 POSITION
------------------------------------------      ---      ---------------------------------------------------------------
Howard S. Jonas...........................          41   Chief Executive Officer, Chairman of the Board and Treasurer
Howard S. Balter..........................          36   Chief Operating Officer and Vice Chairman of the Board
James A. Courter..........................          56   President and Director
Stephen R. Brown..........................          41   Chief Financial Officer
Joyce J. Mason............................          38   General Counsel, Secretary and Director
Marc E. Knoller...........................          37   Vice President and Director
Hal Brecher...............................          39   Executive Vice President of Operations and Director
Ilan M. Slasky............................          27   Executive Vice President of Finance
Joshua Winkler............................          42   Executive Vice President of Sales
Meyer A. Berman...........................          64   Director
J. Warren Blaker..........................          65   Director
James R. Mellor...........................          67   Director
Elmo Zumwalt..............................          77   Director

    HOWARD S. JONAS founded IDT in August 1990 and has served as Chairman of the Board and Treasurer since its inception and as Chief Executive Officer since December 1991. He served as President of the Company from December 1991 through September 1996. Mr. Jonas is also the founder and has been President of Jonas Publishing Corp. ("Jonas Publishing"), a publisher of trade directories, since its inception in 1979. Mr. Jonas received a B.A. degree in Economics from Harvard University. Mr. Jonas is Ms. Mason's brother.

    HOWARD S. BALTER has served as Chief Operating Officer of the Company since 1993 and served as the Company's Chief Financial Officer from 1993 to May 1995. Mr. Balter has been a director of the Company since December 1995 and became Vice Chairman of the Board in October 1996. From 1985 to 1993, Mr. Balter operated his own real estate development firm. Mr. Balter holds a B.A. degree in Mathematics and Computers from Yeshiva University and attended New York University School of Business.

    JAMES A. COURTER joined the Company as President in October 1996 and has been a director of the Company since March 1996. Mr. Courter has been a senior partner in the New Jersey law firm of Courter, Kobert, Laufer & Cohen since 1972. He was also a partner in the Washington, D.C. law firm of Verner, Liipfert, Bernhard, McPherson & Hand from January 1994 to September 1996. Mr. Courter was a member of the U.S. House of Representatives for 12 years, retiring in January 1991. From 1991 to 1994, Mr. Courter was Chairman of the President's Defense Base Closure and Realignment Commission. Mr. Courter also serves on the Board of Directors of Envirogen, Inc. He received a B.A. degree from Colgate University and a J.D. degree from Duke University Law School.

    STEPHEN R. BROWN joined the Company as its Chief Financial Officer in May 1995. From 1985 to May 1995, Mr. Brown operated his own public accounting practice servicing medium-sized corporations as well as high net worth individuals. Mr. Brown received a B.A. degree in Economics from Yeshiva University and a B.B.A. degree in Business and Accounting from Baruch College.

    JOYCE J. MASON has served as General Counsel, Secretary and director of the Company since its inception. Ms. Mason received a B.A. degree from the City University of New York and a J.D. degree from New York Law School. Ms. Mason is Mr. Jonas' sister.

    MARC E. KNOLLER Mr. Knoller joined the Company as Vice President and director in March 1991. From 1988 until March 1991, Mr. Knoller was director of national sales for Jonas Publishing. Mr. Knoller received a B.B.A. degree from Baruch College.

    HAL BRECHER has served as the Company's Executive Vice President of Operations since he joined the Company in November 1996, and became a director of the Company in April 1997. Mr. Brecher also serves as Chief Operating Officer of Net2Phone. Prior to joining the Company, Mr. Brecher was the Executive Vice President of DME Marketing, a private direct marketing firm. He holds a B.S. degree in Computer Science from Brooklyn College, and an M.B.A. degree from the Wharton School of the University of Pennsylvania.

    ILAN M. SLASKY joined the Company in April 1996 and served as Director of Carrier Services from November 1996 to July 1997. Since July 1997, Mr. Slasky has served as Executive Vice President of Finance in charge of investor relations and mergers and acquisitions. From 1991 to 1996, Mr. Slasky worked for Merrill Lynch in various capacities including risk management, fixed income trading and equity derivatives. Mr. Slasky holds an M.B.A. degree from New York University in Finance and Management, and a B.A. degree in Economics from the University of Pittsburgh.

    JOSHUA WINKLER joined the Company in October 1996 as Vice President of Finance, and was named Executive Vice President of Sales in November 1997. From 1985 to 1995, Mr. Winkler served as president of Rophe Management, a private company which owned and operated medical facilities, and served as an adjunct professor of accounting and business management at Touro College from 1992 to 1996. Mr. Winkler is a certified public accountant, and holds a B.S. degree in accounting from Brooklyn College.

    MEYER A. BERMAN has been a director of the Company since March 1996. Mr. Berman founded M.A. Berman Co. in 1981, a broker-dealer that services high net worth individuals and institutions, and has served as its President from its inception. Prior to such time Mr. Berman held various positions in the stock brokerage business. Mr. Berman has a B.A. degree from the University of Connecticut.

    WARREN BLAKER has been a director of the Company since March 1996. Dr. Blaker has been Professor of Physics and Director of the Center for Lightwave Science and Technology at Fairleigh Dickinson University since 1987. Prior to such time he worked in various capacities in the optics industry, including serving as Chief Executive Officer of University Optical Products, Inc., a wholly-owned subsidiary of University Patents, Inc., from 1982 to 1985. Dr. Blaker received a B.S. degree from Wilkes University and a Ph.D. from the Massachusetts Institute of Technology.

    JAMES R. MELLOR joined the Company as a director in August, 1997. Since 1981, Mr. Mellor had been working for General Dynamics ("General Dynamics"), a leader in nuclear submarines, surface combatant ships and combat systems. From 1994 until 1997, Mr. Mellor served as CEO of General Dynamics. Before joining General Dynamics, Mr. Mellor served as President and Chief Operating Officer of AM International, Inc., now Multigraphics, Inc. Prior to that, Mr. Mellor spent 18 years with Litton Industries in a variety of engineering and management positions, including Executive Vice President in charge of Litton's Defense Group from 1973 to 1977. Mr. Mellor has a B.S. degree and an M.S. degree in electrical engineering from the University of Michigan.

    ELMO R. ZUMWALT, JR. became a director of the Company in February 1997. He is a retired U.S. Navy Admiral and served as Chief of Naval Operation and a member of the Joint Chiefs of Staff from 1970 to 1974. Since 1991, he has been President of Admiral Zumwalt & Consultants, Inc., a Washington-based consulting firm. Admiral Zumwalt is a director of Magellan Aerospace Corporation, Dallas Semiconductor Corporation and NL Industries Inc. He is also a member of the President's Foreign Intelligence Advisory Board, Chairman of the International Consortium for Research on the Health Effects of Radiation, Chairman of the Morrow Foundation and Chairman of the Ethics and Public Policy Center. Admiral Zumwalt received a B.S. degree in electrical engineering from the United States Naval Academy in Annapolis, Maryland.

    In addition to the directors identified above, Denis A. Bovin was elected to serve as a director in September 1997 and is currently expected to take office before the fourth quarter of Fiscal 1998. Mr. Bovin currently serves as Vice Chairman of Investment Banking and Senior Managing Director of Bear Stearns & Co. Inc. ("Bear Stearns") Prior to joining Bear Stearns, Mr. Bovin spent almost twenty years in the

Investment Banking Corporate Coverage and Capital Markets divisions as well as the Communications and Technology Group of Salomon Brothers Inc.

    Each of the Company's directors holds office until that director's successor has been duly elected and qualified. The Company's Board of Directors is divided into three classes with Messrs. Blaker, Courter, Knoller and Zumwalt constituting Class I, Messrs. Balter, Berman and Brecher constituting Class II and Messrs. Jonas, Mellor and Ms. Mason constituting Class III. Mr. Bovin will be a Class III director at such time as he takes office. Upon the expiration of the term of each class of directors, directors comprising such class of directors will be elected for a three year term at the next succeeding annual meeting of stockholders. Executive officers of the Company are elected by the Board of Directors on an annual basis and serve until their successors are duly elected and qualified.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Board of Directors has established an Executive Committee consisting of Messrs. Jonas and Balter. In addition, the Board of Directors has established a Compensation Committee, which currently consists of Messrs. Berman, Mellor and Blaker, and an Audit Committee consisting of Messrs. Berman and Blaker. The Compensation Committee makes recommendations concerning the salaries and incentive compensation of employees of, and consultants to, the Company and administers the Company's Amended and Restated 1996 Stock Option and Incentive Plan. The Audit Committee is responsible for reviewing the results and scope of audits and other services provided by the Company's independent auditors.

KEY EMPLOYEES

    In addition to the foregoing individuals, the Company employs the following key employees:

    H. JEFF GOLDBERG has served as the Director of Technology of the Company's Net2Phone division and as a consultant to the Company since 1995. Prior to his employment with the Company, Mr. Goldberg served as a developer of multimedia communications software at AT&T Bell Laboratories between 1977 and 1979, and as a Vice President of Software at Charles River Data Systems in Massachusetts between 1979 and 1985. In addition, Mr. Goldberg has worked as an independent software consultant between 1985 and 1995. Mr. Goldberg holds a B.S. degree in Electrical Engineering from Cooper Union and an S.M. degree in Computer Science from Massachusetts Institute of Technology.

    CLIFFORD M. SOBEL has been employed as the President of the Company's Net2Phone subsidiary since September 1997. Prior to his employment with the Company, Mr. Sobel founded several import-export companies, including DVMI, Bon-Art International and Bauchet International. Mr. Sobel holds a B.A. degree in Economics from the University of Vermont, and a B.S. degree in Accounting, Foreign Trade and Management and Marketing from New York School of Commerce.

    DAVID L. TUROCK became the Company's Director of Technology of the Company in November 1997 at the time that the Company acquired Rock Enterprises, Inc., ("Rock"), a telecommunications company of which Mr. Turock was the President and the sole stockholder. Prior to this acquisition, through Rock, Mr. Turock provided consulting services to the Company. Pursuant to an agreement with the Company, Mr. Turock is permitted to provide certain consulting services, and serve as a director of certain businesses outside of IDT for a limited period of time. Mr. Turock also founded TPS Call Sciences, a software company. In addition, Mr. Turock has conducted research on human information processing and telecommunications systems at Bell Communications Research Inc. between 1982 and 1988 and AT&T Bell Laboratories between 1988 and 1992. Mr. Turock holds a Ph.D. in Cognitive Science from Rutgers University, an M.S.E. degree in Engineering and Computer Science from the University of Pennsylvania, an M.S. degree in Experimental Psychology from Rutgers, a B.S. degree in Biological Psychology from Syracuse University and an A.A. degree from Keystone College.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Common Stock and Class A Stock of the Company (assuming conversion of all of the shares of Class A Stock into Common Stock) as of December 29, 1997 and as adjusted to reflect the sale of the shares of Common Stock offered hereby with respect to (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock based solely on publicly available filings with the Securities and Exchange Commission received by the Company; (ii) each Selling Stockholder; (iii) each of the Company's directors; (iv) certain executive officers of the Company; and (v) all executive officers and directors as a group. Except as otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned.

                                                          SHARES BENEFICIALLY                             SHARES
                                                        OWNED PRIOR TO OFFERING                     BENEFICIALLY OWNED
                                                                                  SHARES TO BE      AFTER THE OFFERING
                                                       -------------------------   SOLD IN THE   -------------------------
NAME AND ADDRESS OF STOCKHOLDERS                          NUMBER       PERCENT      OFFERING        NUMBER       PERCENT
-----------------------------------------------------  ------------  -----------  -------------  ------------  -----------

Howard S. Jonas(1)...................................    10,236,428         43.1       --          10,236,428     36.8
  190 Main Street
  Hackensack, NJ 07601

The Equitable Companies, Inc.(2).....................     1,209,700          5.1       --           1,209,700      4.4
  787 Seventh Avenue
  New York, NY 10019

Howard S. Balter(3)..................................       492,920          2.0     68,000           424,920      1.5

James A. Courter(4)..................................       217,000          *         --             217,000       *

Joyce J. Mason(5)....................................        41,533          *       10,000            31,533       *

Ilan M. Slasky(6)....................................        35,000          *       10,000            25,000       *

Meyer A. Berman......................................        83,500          *         --              83,500       *

J. Warren Blaker(7)..................................        20,000          *        2,000            18,000       *

Marc E. Knoller(7)...................................       180,000          *         --             180,000       *

James Mellor(7)......................................        10,000          *         --              10,000       *

Stephen R. Brown(7)..................................        32,420          *       10,000            22,420       *

Hal Brecher(7).......................................        52,500          *         --              52,500       *

Elmo R. Zumwalt(7)...................................        16,000          *         --              16,000       *

All directors and executive officers as a group (13
  persons)...........................................    11,429,301         46.7                   11,329,301     39.8

------------------------

*   Less than 1%.

(1) Shares of Class A Stock which are convertible on a share-for-share basis into Common Stock at the option of the holder. 20,868 of these shares of Class A Stock are owned of record by the Jonas Family Limited Partnership, over which Mr. Jonas exercises the power to vote and the power to dispose. 48,500 of these shares of Class A Stock are held by the WSW 1997 Exchange Fund, L.P., in which Mr. Jonas holds an interest as a limited partner.

(2) Includes 161,200 shares beneficially owned by The Equitable Life Assurance Society of the U.S., a subsidiary of The Equity Companies Incorporated, and 873,500 shares beneficially owned by Alliance Capital Management L.P., also a subsidiary of The Equitable Companies Incorporated.

(3) Includes 295,920 shares beneficially owned prior to the Offering pursuant to stock options exercisable within 60 days.

(4) Includes 85,000 shares beneficially owned prior to the Offering pursuant to stock options exercisable within 60 days.

(5) Includes 35,200 shares beneficially owned prior to the Offering pursuant to stock options exercisable within 60 days.

(6) Includes 25,000 shares beneficially owned prior to the Offering pursuant to stock options exercisable within 60 days.

(7) Common Stock beneficially owned prior to the Offering pursuant to stock options exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

    The following brief description of the Company's capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Company's Certificate of Incorporation and by-laws (the "By-Laws"). The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, $.01 par value, 35,000,000 shares of Class A Common Stock, $.01 par value (the "Class A Stock") and 10,000,000 shares of Preferred Stock, $.01 par value (the "Preferred Stock").

COMMON STOCK AND CLASS A STOCK

    GENERAL

    The rights of holders of Common Stock and holders of Class A Stock are identical except for voting and conversion rights and restrictions on transferability. As of December 24, 1997, there were 12,824,605 shares of Common Stock outstanding held of record by 88 registered holders and 10,353,732 shares of Class A Stock outstanding held of record by 17 registered holders.

VOTING RIGHTS

    The holders of Class A Stock are entitled to three votes per share and the holders of Common Stock are entitled to one vote per share. Except as otherwise required by law or as described below, holders of Class A Stock and Common Stock will vote together as a single class on all matters presented to the stockholders for their vote or approval, including the election of directors. Stockholders are not entitled to vote cumulatively for the election of directors, and no class of outstanding Common Stock acting alone is entitled to elect any directors. After the consummation of this Offering, Howard S. Jonas, the Chairman of the Board, Chief Executive Officer and Treasurer of the Company, will beneficially own 10,236,428 outstanding shares of Class A Stock, and will retain effective control of the Company by holding approximately 63.6% of the combined voting power of the Company's outstanding capital stock. Therefore, Mr. Jonas will have the ability to elect all of the directors of the Company and to effect or prevent certain corporate transactions which require majority or supermajority approval of the combined classes, including mergers and other business combinations.

TRANSFER RESTRICTIONS

    Class A Stock is subject to certain limitations on transferability that do not apply to the Common Stock. The Certificate of Incorporation provides that if there is a Transfer (as defined therein) of shares of Class A Stock to a person other than a Permitted Transferee (as hereinafter defined) then such shares automatically convert into an equal number of shares of Common Stock, other than when such shares are pledged pursuant to a bona fide pledge. In the event of foreclosure however, such shares will convert automatically into Common Stock 30 days after notice of foreclosure has been given, unless the Class A Shares are transferred to a Permitted Transferee or the foreclosure action has been canceled or annulled. "Permitted Transferee" means, (A) with respect to each holder of shares of Class A Stock, the Company, and (B) with respect to each holder who is a natural person, (i) the spouse of such holder, lineal ancestors of such holder or spouse and any person who is a lineal descendant of a grandparent of such holder or the spouse, or a spouse of any such lineal descendant or such lineal ancestor (collectively referred to as the "Family Members" of such holder); (ii) the trustee of a trust exclusively for the benefit of such holder, any Family Member, or certain charitable organizations;
(iii) a charitable organization established solely by one or more of such holders or Family Members; (iv) any IRA or 401(k) employee benefit plan of such holder; (v) the estate or any appointed guardian or custodian of such holder; and (vi) any corporation or partnership controlled by such holder. Shares of Class A Stock acquired by the Company will be canceled and may not be reissued. The provision in the Certificate of Incorporation regarding conversion of Class A Stock may not be amended without the affirmative vote of holders of the majority of the shares of Class A Stock and the affirmative vote of holders of a majority of the shares of Common Stock, each voting separately as a class.

DIVIDENDS AND LIQUIDATION

    Holders of Class A Stock and holders of Common Stock have an equal right to receive dividends when and if declared by the Company's Board of Directors out of funds legally available therefor. If a dividend or distribution payable in Class A Stock is made on the Class A Stock, the Company must also make a pro rata and simultaneous dividend or distribution on the Common Stock payable in shares of Common Stock. Conversely, if a dividend or distribution payable in Common Stock is made on the Common Stock, the Company must also make a pro rata and simultaneous dividend or distribution on the Class A Stock payable in shares of Class A Stock. In the event of the liquidation, dissolution, or winding up of the Company, holders of the shares of Class A Stock and Common Stock are entitled to share equally, share-for-share, in the assets available for distribution after payment of all creditors and the liquidation preferences of the Preferred Stock of the Company.

OPTIONAL CONVERSION RIGHTS

    Each share of Class A Stock may, at any time and at the option of the holder, be converted into one fully paid and nonassessable share of Common Stock. Upon conversion, such shares of Common Stock would not be subject to restrictions on transfer that applied to the shares of Class A Stock prior to conversion except to the extent such restrictions are imposed under applicable securities laws.

    The shares of Common Stock are not convertible into or exchangeable for shares of Class A Stock or any other shares or securities of the Company.

OTHER PROVISIONS

    Holders of Class A Stock and Common Stock have no preemptive rights to subscribe to any additional securities of any class which the Company may issue and there are no redemption provisions or sinking fund provisions applicable to either such class, nor is the Class A Stock or the Common Stock subject to calls or assessments by the Company. The rights, preferences, and privileges of the holders of Common Stock and Class A Stock are subject to, and may be adversely affected by, the rights of the holders of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

    The Company's Certificate of Incorporation provides that the Company may issue up to 10,000,000 shares of Preferred Stock in one or more series and as may be determined by the Company's Board of Directors who may establish from time to time the number of shares to be included in each such series, to fix the designation, powers, preferences and relative rights of the shares of each such series and any qualifications, limitations, or restrictions thereof, and to increase or decrease the number of shares of any such series without any further vote or action by the stockholders. The Board of Directors of the Company may authorize, without stockholder approval, the issuance of Preferred Stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of Common Stock. Preferred Stock could thus be issued quickly with terms designated to delay or prevent a change in control of the Company or to make the removal of management more difficult. In certain circumstances, this could have the effect of decreasing the market price of the Common Stock. There are no shares of Preferred Stock outstanding.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company.

                                  UNDERWRITING

    Subject to the terms and conditions of an Underwriting Agreement, the underwriters named below (the "Underwriters"), through their representatives, BT Alex. Brown Incorporated, Hambrecht & Quist LLC, Friedman, Billings, Ramsey & Co., Inc., Jefferies & Company, Inc. (the "Representatives") have severally agreed to purchase from the Company and the Selling Stockholders the following respective number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this
Prospectus:

UNDERWRITER                                                                  NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
BT Alex. Brown Incorporated................................................
Hambrecht & Quist LLC......................................................
Friedman, Billings, Ramsey & Co., Inc......................................
Jefferies & Company, Inc...................................................

                                                                             -----------------
    Total..................................................................       4,100,000
                                                                             -----------------
                                                                             -----------------
                                                                             -----------------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

    The Company and the Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession
not in excess of $         per share. The Underwriters may allow and such
dealers may reallow, a concession not in excess of $         per share to
certain other dealers. After the Offering, the public offering price and other selling terms may be changed by the Representatives.

    The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to an aggregate of 615,000 additional shares of Common Stock at the public offering price, less the underwriting discounts and commissions, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby, and the Company will be obligated, pursuant to the option, to sell shares to the Underwriters if any. The Underwriters may exercise such option only to cover over-allotments, if any, made in connection with the sale of shares of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 4,100,000 shares are being offered.

    In connection with this Offering, certain Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in this Offering in accordance with Rule 103 of regulation M. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

    Subject to applicable limitations, the Underwriters, in connection with this Offering, may place bids for or make purchases of the Common Stock in the open market or otherwise, for long or short account or cover short positions incurred, to stabilize, maintain or otherwise affect the price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. There can be no assurance that the price of the Common Stock will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time. Subject to applicable limitations, the Underwriters may also place bids or make purchases on behalf of the underwriting syndicate to reduce a short position created in connection with this Offering. The Underwriters are not required to engage in these activities and may end these activities at any time.

    The Underwriting Agreement contains certain covenants of indemnity among the Underwriters, the Company and the Selling Stockholders against certain civil, liabilities, including liabilities under the Securities Act of 1933, as amended.

    The Company, and each of its directors and executive officers, who in the aggregate will beneficially own, following this Offering, 11,329,301 shares of Common Stock (assuming conversion of the Company's Class A Stock, and including options to purchase shares of Common Stock that are currently exercisable or exercisable within 60 days), have agreed that they will not, directly or indirectly, without the prior written consent of BT Alex. Brown Incorporated, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus, except that the Company (i) may issue shares of Common Stock upon the exercise or conversion of other currently outstanding options, warrants and other convertible securities; (ii) may issue options to purchase shares of Common Stock to its directors, officers and employees in connection with its existing stock options plans; and (iii) may issue shares of Common Stock or securities convertible into, or exercisable for, shares of Common Stock pursuant to an acquisition transaction. In addition, the Company's directors, officers and shareholders described above may dispose of shares of Common Stock (i) as bona fide gifts; (ii) pursuant to the laws of testamentary or intestate descent; or
(iii) pursuant to a final and nonappealable order of a court or other body of competent jurisdiction.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Morrison & Foerster LLP, New York, New York. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

    The consolidated financial statements of the Company at July 31, 1997 and 1996, and for each of the three years in the period ended July 31, 1997 appearing in this Prospectus and the related Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information that the Company files with the Commission electronically are contained in the Internet Web site maintained by the Commission. The commission's Web site address is http://www.sec.gov. The Common Stock is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

    The Company has filed with the Commission, a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed to be qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act, are incorporated herein by reference:

        (1) the Company's Annual Report on Form 10-K, as amended, for the fiscal year ended July 31, 1997;

        (2) the Company's Quarterly Report on Form 10-Q for the three months ended October 31, 1997; and

        (3) the description of the Common Stock contained in the Registration Statement on Form 8-A, and any amendment or report filed for the purpose of updating such description.

    All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (exclusive of exhibits, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted in writing to the Corporate Secretary at the corporate headquarters of the Company at 190 Main Street, Hackensack, New Jersey 07601 or by telephone at (201) 928-1000.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

    When used in this Prospectus, the words "expects," "anticipates," "estimates," and similar expressions are intended to identify forward-looking statements. Such statements, which include but are not limited to statements under the captions "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Prospectus as to the

Company's plans to implement its growth strategy, improve its financial performance, expand its infrastructure, develop new products and services, expand its sales force, expand its customer base and enter international markets. Such forward-looking statements also include the Company's expectations concerning factors affecting the markets for its products, such as demand for long distance telecommunications, Internet access and online and Internet telephony services. These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those risks discussed herein and in the documents incorporated herein by reference. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appeal in this Prospectus. The Company assumes no obligation to update such forward-looking statements or to update the reasons actual results could differ materially from those anticipated in such forward-looking statements. See "Risk Factors."

                               GLOSSARY OF TERMS

Backbone......................  A centralized high-speed network that connects smaller, independent networks.

Call reorigination

  Traditional call              A form of dial-up access that allows a user to access a
    reorigination.............  telecommunications company's network by placing a telephone call, hanging up, and waiting for an automated callback. The company then provides the user with a dial tone that enables the user to initiate and complete a call.

  Transparent call              Technical innovations have enabled telecommunications
    reorigination.............  carriers to offer a "transparent" form of call reorigination without the usual "hang-up" and "callback" whereby the call is automatically and swiftly processed by a programmed
                                switch.

Call-through..................  The provision of international long distance service through conventional long distance or "transparent" call
                                reorigination.

Circuit-switched network......  A communications network in which a dedicated communication path is established between the sender and receiver along
                                which all packets travel. The telephone system is an example of a circuit switched network.

CLEC..........................  Competitive local exchange carrier.

CUG...........................  Closed User Group, a group of specified users, such as employees of a company, permitted by applicable regulations to access a private voice or data network, which access
                                would otherwise be denied to them as individuals.

Dedicated telephone             Telecommunications lines dedicated or reserved for use by
  circuits....................  particular customers along predetermined routes.

DS3...........................  A data communications line capable of transmission speeds of
                                45 Mbps; also known as T3.

Electronic mail...............  An application that allows a user to send or receive messages to or from any other user with an Internet address;
                                commonly termed e-mail.

EU............................  European Union.

Facilities-based carrier......  A carrier which transmits a significant portion of its traffic over owned transmission facilities.

Firewall......................  A gateway between two networks that buffers and screens all information that passes between such networks in order to
                                prevent unauthorized access.

Gateway server................  Equipment used to connect packet-switched data networks
                                (such as the Internet) to circuit-switched public telephone networks.

Graphical user interface......  A means of communicating with a computer by manipulating icons and windows rather than using text commands.

Host..........................  A computer with a direct connection to the Internet, as opposed to a dial-up connection.

Internet......................  An open global network of interconnected commercial, educational and governmental computer networks which utilize a common communications protocol, TCP/IP.

IRU...........................  Indefeasible Right of Use, the right to use a telecommunications system, usually an undersea cable, with most of the rights and duties of ownership, but without the right to control or manage the facility and, depending upon the particular agreement, without any right to salvage or
                                duty to dispose of the cable at the end of its useful life.

ISDN..........................  Integrated Services Digital Network. A digital network that combines voice and digital network services through a single medium, making it possible to offer customers digital data services as well as voice connections.

ISP...........................  Internet service provider.

IS Policy.....................  International Settlements Policy. FCC international service regulation which governs the permissible arrangements
                                between U.S. carriers and their foreign correspondents to
                                settle the cost of terminating traffic over each others
                                networks, settlement rates and permissible deviations from these policies.

ISR...........................  International Simple Resale, the use of international leased lines for the resale of switched telephony services to the public, bypassing the current system of accounting rates.

ITO...........................  Incumbent Telecommunications Operator, the dominant carrier or carriers in each country, often, but not always,
                                government-owned or protected (alternatively referred to as the PTT of that country).

IXC...........................  Interexchange carrier. A carrier of telecommunications services between local exchanges.

Kbps..........................  Kilobits per second. A rate of digital information transmission. One kilobit equals 1,000 bits.

LAN...........................  Local area network. A data communications network designed to interconnect personal computers, workstations,
                                minicomputers, file servers and other communications and
                                computing devices within a localized environment.

LCR...........................  Least-cost routing. A process by which the Company optimizes the routing of calls over the least cost route on its switch for over 230 countries. Minimizes per-minute resale cost to the third party IXC by routing the IXC customer's minutes
                                through the LCRs switching platform enabling the carrier
                                customer to benefit from the competitive rates offered by
                                the Company.

LEC...........................  Local exchange carrier. A carrier which provides local dial tone and long distance access services.

Local exchange................  A geographic area, determined by the appropriate regulatory authority, in which calls are generally transmitted without toll charges to the calling or called party.

Mbps..........................  Megabits per second. A rate of digital information transmission. One megabit equals 1,000 kilobits.

Modem.........................  A piece of equipment that connects a computer to an analog transmission line (typically a telephone line).

Multiplexer...................  A device that combines several signals for transmission on the same shared medium, such as a telephone wire.

Node..........................  A specially-configured multiplexer that provides an interface between the local PSTN where the node is located and the Company's switch. A node collects and concentrates call traffic from its local area and transfers it to the
                                Company's switches over private lines for call processing.

On-line services..............  Commercial information services that offer a computer user access through a modem to a specified slate of information, entertainment and communications menus. These services are generally closed systems but may offer Internet access at
                                additional cost.

Packet-switched network.......  A communications network in which packets (messages or fragments of messages) are individually routed between hosts with no previously established communication path. Packets are routed to their destination through the most expedient route. Not all packets travelling between the same two
                                hosts, even those from a single message, will necessarily
                                follow the same route. The destination computer reassembles the packets into their appropriate sequence. Packet
                                switching is used to optimize the use of the bandwidth
                                available in a network and to minimize latency.

POPs..........................  Points of presence. An interlinked group of modems, routers and other computer equipment, located in a particular city or metropolitan area, that allows a nearby subscriber to
                                access the Internet through a local telephone call.

PPP...........................  Point-to-point protocol. An information transfer standard for transmitting Internet protocol packets over asynchronous data connections as well as certain synchronous systems.

Private line..................  A dedicated telecommunications connection between end user locations.

Protocol......................  A formal description of message formats and the rules two or more machines must follow in order to exchange data.

PSTN..........................  Public switched telephone network. A telephone network which is accessible by the public through private lines, wireless systems and pay phones.

PTT...........................  The postal, telephone and telegraph monopolies of foreign countries, which have undergone varying levels of
                                privatization. Examples include NTT of Japan, Deutsche
                                Telekom AG, France Telecom, British Telecom plc and
                                Telefonica de Espana S.A.

RBOCs.........................  Regional bell operating companies. The seven local telephone companies established by the 1982 agreement between AT&T and the Department of Justice.

Resale/Reseller...............  The wholesale purchase of termination services on a variable, per minute basis by one long distance provider
                                from another.

Router........................  A device that receives and transmits data between segments in one or more networks.

Server........................  Software that allows a computer to offer a service to another computer. Other computers contact the server program by means of matching client software. The term also refers to the computer on which server software runs.

SLIP..........................  Serial line internet protocol. An information transfer standard for transmitting Internet protocol packets over
                                asynchronous data connections between two points.

SS7...........................  Signaling System 7. A protocol used for communication with, and control of, telephone central office switches and their attached processors.

Switching system or             A system which uses devices that open or close circuits or switches....................  select the paths or circuits to be used for transmission of information.

T1............................  A data communications line capable of transmission speeds of
                                1.554 Mbps.

Transiting....................  The practice whereby a carrier routes, through its facilities in a third country, traffic originating from one country and destined for another country.

Undersea fiber optic cable....  Cables placed at the bottom of the oceans making them immune to electrical interference and environmental factors, in
                                order to connect the Company's facilities and support its
                                operating agreements between Europe, North America, Asia and
                                Latin America.

Usenet........................  User network. A distributed bulletin board system supported mainly by the individuals who post and read articles
                                thereon. Usenet has rapidly grown to become international in scope and is now one of the largest decentralized
                                information utilities in existence, hosting 1200 newsgroups and an average of 40 megabytes (the equivalent of several
                                thousand paper pages) of new technical articles, news,
                                discussion and other information every day.

World Wide Web or the Web.....  A network of computer servers that uses a special communications protocol to link different servers throughout the Internet and permits communications of graphics, video and sound.

                                IDT CORPORATION
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Financial Statements:
Report of Independent Auditors.......................................................  F-2
Consolidated Balance Sheets as of July 31, 1996 and 1997.............................  F-3
Consolidated Statements of Operations for the years ended July 31, 1995, 1996 and
  1997...............................................................................  F-4
Consolidated Statements of Stockholders' Equity for the years ended July 31, 1995,
  1996 and 1997......................................................................  F-5
Consolidated Statements of Cash Flows for the years ended July 31, 1995, 1996 and
  1997...............................................................................  F-6
Notes to Consolidated Financial Statements...........................................  F-7

Unaudited Financial Statements:
Condensed Consolidated Balance Sheet as of October 31, 1997..........................  F-20
Condensed Consolidated Statements of Operations for the three months ended October
  31, 1996 and 1997..................................................................  F-21
Condensed Consolidated Statements of Cash Flows for the three months ended October
  31, 1996 and 1997..................................................................  F-22
Notes to Condensed Consolidated Financial Statements.................................  F-23

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
IDT Corporation

    We have audited the accompanying consolidated balance sheets of IDT Corporation as of July 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended July 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at July 31, 1996 and 1997 and the consolidated results of its operations and its cash flows for each of the three years in the period ended July 31, 1997, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

New York, New York
September 25, 1997

                                IDT CORPORATION
                          CONSOLIDATED BALANCE SHEETS

                                                                                               JULY 31
                                                                                    ------------------------------
                                                                                         1996            1997
                                                                                    --------------  --------------
                                                      ASSETS
Current assets:
  Cash and cash equivalents.......................................................  $   14,893,756  $    7,674,313
  Trade accounts and commissions receivable, net of allowance for doubtful accounts of approximately $2,100,000 at July 31, 1996 and $3,190,000 at July
    31, 1997......................................................................      11,497,565      17,128,890
  Notes receivable................................................................         925,000       1,291,403
  Due from Yovelle................................................................       1,200,000        --
  Other current assets............................................................       1,985,090       2,922,750
                                                                                    --------------  --------------
Total current assets..............................................................      30,501,411      29,017,356
Property and equipment, at cost, net..............................................      12,453,330      25,725,805
Note receivable...................................................................         325,000        --
Goodwill, net.....................................................................        --             1,357,606
Other assets......................................................................         517,630       2,436,334
                                                                                    --------------  --------------
Total assets......................................................................  $   43,797,371  $   58,537,101
                                                                                    --------------  --------------
                                                                                    --------------  --------------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable..........................................................  $   10,602,075  $   16,957,656
  Accrued expenses................................................................       4,947,119         721,142
  Deferred revenue................................................................         983,496       2,442,848
  Notes payable--current portion..................................................        --             1,880,939
  Capital lease obligations--current portion......................................        --             1,531,971
  Other current liabilities.......................................................         422,005         595,951
                                                                                    --------------  --------------
Total current liabilities.........................................................      16,954,695      24,130,507
Notes payable--long-term portion..................................................        --             5,241,088
Capital lease obligations--long-term portion......................................        --             3,906,362
                                                                                    --------------  --------------
Total liabilities.................................................................      16,954,695      33,277,957
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.01 par value; authorized shares--10,000,000; no shares
    issued........................................................................        --              --
  Common stock, $.01 par value; authorized shares--100,000,000; 9,666,900 and
    10,636,000 shares issued and outstanding in 1996 and 1997, respectively.......          96,669         106,360
  Class A stock, $.01 par value; authorized shares--35,000,000; 11,174,330 shares
    issued and outstanding........................................................         111,743         111,743
  Additional paid-in capital......................................................      44,746,841      46,990,388
  Accumulated deficit.............................................................     (18,112,577)    (21,949,347)
                                                                                    --------------  --------------
Total stockholders' equity........................................................      26,842,676      25,259,144
                                                                                    --------------  --------------
Total liabilities and stockholders' equity........................................  $   43,797,371  $   58,537,101
                                                                                    --------------  --------------
                                                                                    --------------  --------------

                            SEE ACCOMPANYING NOTES.

                                IDT CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                 YEAR ENDED JULY 31
                                                                    ---------------------------------------------
                                                                        1995            1996            1997
                                                                    -------------  --------------  --------------
Revenues..........................................................  $  11,664,434  $   57,693,880  $  135,187,227
Costs and expenses:
  Direct cost of revenues.........................................      7,543,923      36,437,583      92,214,223
  Selling, general and administrative.............................      5,991,520      35,799,158      41,544,987
  Depreciation and amortization...................................        303,619       1,212,235       4,873,142
                                                                    -------------  --------------  --------------
Total costs and expenses..........................................     13,839,062      73,448,976     138,632,352
                                                                    -------------  --------------  --------------
Loss from operations..............................................     (2,174,628)    (15,755,096)     (3,445,125)
Interest expense..................................................       --              (113,160)       (862,954)
Interest income...................................................         15,129         458,464         436,112
Other.............................................................         14,950        --                35,197
                                                                    -------------  --------------  --------------
Loss before income taxes and extraordinary item...................     (2,144,549)    (15,409,792)     (3,836,770)
Income taxes......................................................       --              --              --
                                                                    -------------  --------------  --------------
Loss before extraordinary item....................................     (2,144,549)    (15,409,792)     (3,836,770)
Extraordinary loss on retirement of debt..........................       --              (233,500)       --
                                                                    -------------  --------------  --------------
Net loss..........................................................  $  (2,144,549) $  (15,643,292) $   (3,836,770)
                                                                    -------------  --------------  --------------
                                                                    -------------  --------------  --------------
Loss per share:
Loss before extraordinary item....................................  $       (0.13) $        (0.85) $        (0.18)
Extraordinary loss on retirement of debt..........................       --                 (0.01)       --
                                                                    -------------  --------------  --------------
Net loss..........................................................  $       (0.13) $        (0.86) $        (0.18)
                                                                    -------------  --------------  --------------
                                                                    -------------  --------------  --------------
Weighted average number of shares used in calculation of loss per
  share...........................................................     16,569,292      18,180,023      21,152,927
                                                                    -------------  --------------  --------------
                                                                    -------------  --------------  --------------

                            SEE ACCOMPANYING NOTES.

                                IDT CORPORATION
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                    ADDITIONAL     STOCK
                                                                                     PAID-IN    SUBSCRIPTION  (ACCUMULATED
                                         SHARES     AMOUNT     SHARES     AMOUNT     CAPITAL     RECEIVABLE     DEFICIT)
                                        ---------  ---------  ---------  ---------  ----------  ------------  ------------
                                            COMMON STOCK         CLASS A STOCK
                                        --------------------  --------------------
Balance at July 31, 1994..............  4,491,900  $  44,919  11,174,330 $ 111,743  $2,254,938   $  (25,000)   $ (324,736)
  Compensation expense recognized on
    issuance of stock options.........     --         --         --         --         968,660       --            --
  Services rendered in exchange for
    subscription receivable...........     --         --         --         --          --           25,000        --
  Net loss for the year ended July 31,
    1995..............................     --         --         --         --          --           --        (2,144,549)
                                        ---------  ---------  ---------  ---------  ----------  ------------  ------------
Balance at July 31, 1995..............  4,491,900     44,919  11,174,330   111,743   3,223,598       --        (2,469,285)
  Compensation expense recognized on
    issuance of stock options.........     --         --         --         --          70,000       --            --
  Sale of common stock................  4,600,000     46,000     --         --      41,458,993       --            --
  Exercise of warrants................    575,000      5,750     --         --          (5,750)      --            --
  Net loss for the year ended July 31,
    1996..............................     --         --         --         --          --           --       (15,643,292)
                                        ---------  ---------  ---------  ---------  ----------  ------------  ------------
Balance at July 31, 1996..............  9,666,900     96,669  11,174,330   111,743  44,746,841       --       (18,112,577)
  Compensation expense recognized on
    issuance of stock options.........     --         --         --         --          41,213       --            --
  Exercise of stock options...........    969,100      9,691     --         --       2,202,334       --            --
  Net loss for the year ended July 31,
    1997..............................     --         --         --         --          --           --        (3,836,770)
                                        ---------  ---------  ---------  ---------  ----------  ------------  ------------
Balance at July 31, 1997..............  10,636,000 $ 106,360  11,174,330 $ 111,743  $46,990,388  $   --       ($21,949,347)
                                        ---------  ---------  ---------  ---------  ----------  ------------  ------------
                                        ---------  ---------  ---------  ---------  ----------  ------------  ------------

                            SEE ACCOMPANYING NOTES.

                                IDT CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   YEAR ENDED JULY 31
                                                                      --------------------------------------------
                                                                          1995            1996           1997
                                                                      -------------  --------------  -------------
OPERATING ACTIVITIES
Net loss............................................................  $  (2,144,549) $  (15,643,292) $  (3,836,770)
Adjustments to reconcile net loss to net cash provided by (used in)
  operating activities:
  Stock option expense..............................................        968,660          70,000         41,213
  Depreciation and amortization.....................................        303,619       1,212,235      4,873,142
  Services rendered in exchange for subscription receivable.........         25,000        --             --
  Changes in assets and liabilities:
    Accounts receivable.............................................     (1,104,087)     (9,468,047)    (9,273,827)
    Due from Yovelle................................................       --            (1,200,000)      --
    Other current assets............................................        (97,357)     (1,844,056)      (937,660)
    Other assets....................................................       --              (492,630)    (1,801,077)
    Advances receivable.............................................       --            (1,250,000)     2,861,003
    Trade accounts payable..........................................        417,662       9,803,488      6,233,349
    Accrued expenses................................................      1,731,696       2,918,366     (4,225,977)
    Deferred revenue................................................        242,921         716,912      1,459,352
    Other current liabilities.......................................        177,810         234,648        173,946
                                                                      -------------  --------------  -------------
Net cash provided by (used in) operating activities.................        521,375     (14,942,376)    (4,433,306)

INVESTING ACTIVITIES
Purchases of property and equipment.................................     (1,325,518)    (11,895,452)    (7,112,962)
Payments for the purchase of Yovelle, net cash acquired.............       --              --              376,843
Payments for the purchase of the assets of International Computer
  Systems, Inc......................................................       --              --           (2,250,000)
Payment for the purchase of the assets of PCIX, Inc.................       --              --             (260,000)
Proceeds from the sale of short-term investments....................        297,974        --             --
                                                                      -------------  --------------  -------------
Net cash used in investing activities...............................     (1,027,544)    (11,895,452)    (9,246,119)

FINANCING ACTIVITIES
Payments on notes due to former shareholder.........................        (16,669)         (5,001)      --
Proceeds from notes payable from shareholders, affiliates and
  outside investors.................................................       --             4,237,000       --
Repayments of notes payable from shareholders, affiliates and
  outside investors.................................................       --            (4,237,000)      --
Proceeds from notes payable.........................................       --              --            6,750,000
Exercise of stock options...........................................       --              --            2,212,025
Repayment of capital lease obligations..............................       --              --             (684,070)
Repayments of notes payable.........................................       --              --           (1,817,973)
Proceeds from sale of common stock..................................       --            41,504,993       --
                                                                      -------------  --------------  -------------
Net cash provided by (used in) financing activities.................        (16,669)     41,499,992      6,459,982
                                                                      -------------  --------------  -------------
Net increase (decrease) in cash.....................................       (522,838)     14,662,164     (7,219,443)
Cash and cash equivalents at beginning of period....................        754,430         231,592     14,893,756
                                                                      -------------  --------------  -------------
Cash and cash equivalents at end of period..........................  $     231,592  $   14,893,756  $   7,674,313
                                                                      -------------  --------------  -------------
                                                                      -------------  --------------  -------------

                            SEE ACCOMPANYING NOTES.

                                IDT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JULY 31, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

    IDT Corporation (the "Company") provides telecommunication, Internet connectivity and Internet telephony services to customers in the United States and abroad.

PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates.

REVENUE RECOGNITION

    Monthly subscription service revenue is recognized over the period services are provided. Telecommunication, Internet telephony service, and debit card revenues are recognized as service is provided. Equipment sales are recognized when installation is completed. Deferred revenues result from advance billings for services.

DIRECT COST OF REVENUES

    Direct cost of revenues consists primarily of telecommunication costs, connectivity costs, and the cost of equipment sold to customers.

PROPERTY AND EQUIPMENT

    Equipment, software, and furniture and fixtures are depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the term of the lease or estimated useful life of the assets, whichever is shorter.

SUBSCRIBER ACQUISITION COSTS AND ADVERTISING

    Subscriber acquisition costs including sales commissions, license fees and production and shipment of starter packages are expensed as incurred.

    The Company expenses the costs of advertising as incurred. For the years ended July 31, 1995, 1996 and 1997, advertising expense totaled approximately $581,000, $8,520,000 and $4,011,000, respectively.

SOFTWARE DEVELOPMENT COSTS

    Costs for the internal development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. To date, the Company has essentially completed its software

                                IDT CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) development concurrently with the establishment of technological feasibility and, accordingly, no such costs have been capitalized to date.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents are carried at cost which approximates market value. At July 31, 1997, the Company has substantially all of its cash and cash equivalents deposited with one financial institution.

GOODWILL

    Goodwill is amortized over 20 years using the straight-line method. Accumulated amortization of Goodwill at July 31, 1997 was $34,307. The Company systematically reviews the recoverability of its goodwill for each acquired entity to determine whether an impairment may exist. Upon a determination that the carrying value of goodwill will not be recovered from the undiscounted future cash flows of the acquired business, the carrying value of such goodwill would be considered impaired and will be reduced by a charge to operations in the amount of the impairment.

INCOME TAXES

    The Company accounts for income taxes on the liability method as required by Statement of Financial Accounting Standards ("SFAS") No. 109, ACCOUNTING FOR INCOME TAXES. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities.

NET INCOME (LOSS) PER SHARE

    Except as noted below, net income (loss) per common share is computed using the weighted average number of Common and Class A shares outstanding and dilutive common stock equivalent shares from stock options. Stock options and warrants are included as share equivalents using the treasury stock method. For all periods prior to the Company's initial public offering, the net income
(loss) per share amounts were computed in accordance with rules and practices of the Securities and Exchange Commission that require common stock, common stock options and common stock warrants issued at a price substantially below the proposed public offering price and within a twelve-month period prior to an initial public offering of common stock to be treated as common stock equivalents outstanding for all periods prior to the initial public offering.

CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base.

    International customers account for a significant portion of the Company's total revenues. Therefore, the Company is subject to risks associated with international operations, including changes in exchange rates, difficulty in accounts receivable collection and longer payment cycles.

                                IDT CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Management regularly monitors the creditworthiness of its domestic and international customers and believes that it has adequately provided for any exposure to potential credit losses.

IMPACT OF RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

    In March 1997, the Financial Accounting Standards Board issued SFAS No. 128, EARNINGS PER SHARE, which is not effective until the second quarter of the Company's fiscal 1998. This new standard requires dual presentation of basic and diluted earnings per share ("EPS") on the face of the statement of operations and requires a reconciliation of the numerators and denominators of basic and diluted EPS calculations. The results would not materially differ from earnings per share as presented.

    SFAS No. 130, REPORTING COMPREHENSIVE INCOME, was issued in June 1997. The Company will be required to adopt the new standard for the year ending July 31, 1999, although early adoption is permitted. The primary objective of this statement is to report and disclose a measure ("Comprehensive Income") of all changes in equity of a company that result from transactions and other economic events of the period other than transactions with owners. The Company intends to adopt this statement in fiscal 1999 and does not anticipate that the statement will have a significant impact on its financial statements .

    SFAS No. 131, DISCLOSURE ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, was issued in June 1997. The Company will be required to adopt the new standard for the year ending July 31, 1999, although early adoption is permitted. This statement requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. The Company intends to adopt this statement in fiscal 1999 and does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

STOCK BASED COMPENSATION

    The Company has adopted the disclosure-only provisions of SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. The Company applies APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES and related interpretations in accounting for stock options.

RECLASSIFICATION

    Certain prior year amounts have been reclassified to conform to the 1997 presentation.

2. NOTES RECEIVABLE

    Prior to July 31, 1996, the Company advanced $1,250,000 to one of its carriers. The Company also had trade receivables of approximately $1,600,000 due from such carrier at July 31, 1996. The Company converted the advance and trade receivables, plus accrued interest thereon, into a promissory note bearing interest at a rate of 13% per annum and payable in 12 monthly installments commencing on November 15, 1996. The promissory note is secured by the carrier's equipment. At July 31, 1996 and 1997, the outstanding balance of such promissory note was $1,250,000 and $486,000, respectively.

    On January 1, 1997, the Company converted a $1,996,000 trade receivable balance from a carrier into a loan. At July 31, 1997, the outstanding balance of such loan was approximately $805,000. The Company

                                IDT CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. NOTES RECEIVABLE (CONTINUED)
expects the outstanding loan balance will be satisfied through services provided to the Company by the carrier.

3. PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                                           JULY 31
                                                                 ----------------------------
                                                                     1996           1997
                                                                 -------------  -------------
Equipment......................................................  $  10,661,941  $  24,945,687
Computer software..............................................      1,971,018      4,618,931
Leasehold improvements.........................................        296,718      1,115,822
Furniture and fixtures.........................................      1,176,867      1,365,140
Building.......................................................             --        109,525
                                                                 -------------  -------------
                                                                    14,106,544     32,155,105
Less accumulated depreciation and amortization.................     (1,653,214)    (6,429,300)
                                                                 -------------  -------------
Net property and equipment.....................................  $  12,453,330  $  25,725,805
                                                                 -------------  -------------
                                                                 -------------  -------------

    Fixed assets under capital leases aggregate $6,122,403 at July 31, 1997. The accumulated amortization related to these assets under capital leases was $440,552 at July 31, 1997.

4. NOTES PAYABLE

    Notes payable consist of:

                                                                             JULY 31
                                                                    --------------------------
                                                                        1996          1997
                                                                    ------------  ------------
Convertible promissory note (A)...................................  $         --  $  2,159,000
Promissory note (B)...............................................            --     1,901,000
Acquisition note payable (C)......................................            --       689,000
Acquisition note payable (D)......................................            --       690,000
Promissory note (E)...............................................            --     1,683,000
                                                                    ------------  ------------
                                                                              --     7,122,000
Less current portion..............................................            --    (1,881,000)
                                                                    ------------  ------------
Note payable--long-term portion...................................  $         --  $  5,241,000
                                                                    ------------  ------------
                                                                    ------------  ------------

------------------------

(A) On October 14, 1996, the Company entered into a $2,250,000 promissory note with a commercial bank. The promissory note is payable in monthly payments of interest only commencing on November 15, 1996 for a period of six months at a rate of 11.00% per annum, and thereafter, in equal monthly payments of principal and interest at a rate of 14.00% per annum. The promissory note is convertible to the Company's Common stock at the option of the Company based upon the prevailing market price of the Company's common stock on the date of conversion. The promissory note is collateralized by certain equipment.

(B) On August 14, 1996, the Company entered into a $2,500,000 promissory note with a financing company. The promissory note is payable in 36 monthly installments commencing on September 1,

                                IDT CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. NOTES PAYABLE (CONTINUED)
    1996 and bears interest at an effective rate at 16.30% per annum. The promissory note is collateralized by certain equipment.

(C) In October 1996, as partial payment for the acquisition of an Internet service provider, the Company issued a $750,000 note. The note is payable in 48 monthly installments and bears interest at 10.00% per annum.

(D) In August 1996, as partial payment for the acquisition of an Internet service provider, the Company issued the $690,000 note. The note is payable on August 15, 1998 and bears interest at 8.25% per annum.

(E) On January 10, 1997, the Company entered into a $2,000,000 promissory note with a financing company. The loan is payable in 36 monthly installments and bears interest at 18.58% per annum. Such interest rate is adjusted on a monthly basis in accordance with changes in the interest rate of three-year U.S. Treasury Securities. The promissory note is collateralized by certain equipment.

    On July 31, 1997, the estimated fair value of the notes payable described above was approximately the same as the carrying amount. Required annual principal payments of notes payable as of July 31, 1997 are as follows:

Year ending July 31:....................  1998................  $1,827,000
                                          1999................   2,799,000
                                          2000................   1,682,000
                                          2001................     649,000
                                          2002................     165,000
                                                                ----------
                                                                $7,122,000
                                                                ----------
                                                                ----------

5. RELATED PARTY TRANSACTIONS

    The Company currently leases office space from a corporation which is wholly-owned by an officer/ stockholder. Aggregate lease payments under such lease, which expires on June 30, 1997, were $24,000, $24,000 and $69,000 for the years ended July 31, 1995, 1996 and 1997, respectively.

    The Company has been provided professional services by directors and/or relatives of officers/ directors. The Company incurred approximately $37,000, $197,000 and $245,000 for such services for the years ended July 31, 1995, 1996 and 1997, respectively.

    During 1996, the Company received $760,000 in non-interest bearing advances from a company which is wholly-owned by an officer/shareholder of the Company. Such advances were repaid during 1996.

    The Company supplied telecommunications services to its customers under an agreement wherein Lermer Overseas Telecommunications, Inc. ("Lermer") was the carrier. Simon L. Lermer, who served as a director of the Company from December 1992 to December 1995, is the sole shareholder of Lermer. Mr. Lermer and Marc Knoller, a director of the Company, are the two directors of Lermer. Under an agreement between Lermer and the Company, the Company provides Lermer with marketing, technical support, billing and collection and rate procurement services. Payments made to Lermer in 1995 and 1996 were approximately $2,417,000 and $2,143,000, respectively. The Company's revenues for such services amounted to approximately $6,016,000 and $13,024,000 for the years ended July 31, 1995 and 1996,

                                IDT CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. RELATED PARTY TRANSACTIONS (CONTINUED) respectively. During fiscal 1996, the Company obtained a license to supply telecommunications services directly to its customers and the agreement with Mr. Lermer was terminated.

6. INCOME TAXES

    Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                                                 JULY 31
                                                                                        --------------------------
                                                                                            1996          1997
                                                                                        ------------  ------------
Deferred tax assets:
  Net operating loss carryforwards....................................................  $  7,257,000  $  8,579,000
  Bad debt reserve....................................................................       844,000     1,280,000
  Employee benefits...................................................................       418,000       434,000
                                                                                        ------------  ------------
Deferred tax assets...................................................................     8,519,000    10,293,000
Deferred tax liability--depreciation..................................................       759,000       999,000
                                                                                        ------------  ------------
Net deferred tax assets...............................................................     7,760,000     9,294,000
Valuation allowance...................................................................    (7,760,000)   (9,294,000)
                                                                                        ------------  ------------
Total deferred tax assets.............................................................  $         --  $         --
                                                                                        ------------  ------------
                                                                                        ------------  ------------

    The Company has provided a full valuation allowance on net deferred tax assets since realization of these benefits cannot be reasonably assured.

    At July 31, 1997, based upon tax returns filed and to be filed, the Company had net operating loss carryforwards for federal income tax purposes of approximately $21,000,000 expiring in the years 2009 through 2012. These net operating loss carryforwards may be limited in their use in the event of significant changes in the Company's ownership.

7. STOCKHOLDERS' EQUITY

COMMON STOCK AND CLASS A STOCK

    The rights of holders of Common stock and holders of Class A stock are identical except for voting and conversion rights and restrictions on transferability. The holders of Class A stock are entitled to three votes per share and the holders of Common stock are entitled to one vote per share. Class A stock is subject to certain limitations on transferability that do not apply to the Common stock. Each share of Class A stock may be converted into one share of Common stock, at any time at the option of the holder.

WARRANTS

    In May 1991, the Company repurchased 1,035,000 shares of its Common stock for $80,000. In connection with the aforementioned stock repurchase, the former stockholder received a warrant permitting him, in the event of certain sales of the Company's Common stock, as defined, to purchase shares of the Company's Common stock at a discount to the sale price. On January 1, 1996, in full satisfaction of the previous agreement, the former stockholder was granted a warrant to purchase 575,000 shares of the Company's Common stock for an aggregate purchase price of $1.00. This warrant was exercised in March 1996.

    In July 1997, the Company issued warrants to purchase 63,908 shares of its common stock at $6.958 per share to a leasing company in connection with a capital lease.

                                IDT CORPORATION

7. STOCKHOLDERS' EQUITY (CONTINUED)

STOCK OPTIONS

    Prior to March 15, 1996, the Company had an informal stock option program whereby employees were granted options to purchase shares of the Company's Common stock. Under such program, options to purchase 2,158,770 shares of Common stock were granted. On March 15, 1996, the Company adopted a stock option plan for officers, employees and non-employee directors to purchase up to 2,300,000 shares of the Company's Common stock. Generally, options become exercisable over vesting periods up to six years and expire ten years from the date of grant.

    During the years ended July 31, 1995, 1996 and 1997, the Company recorded compensation expense related to the granting of stock options of approximately $969,000, $70,000 and $41,000, respectively. On February 15, 1997, the Company canceled 1,272,250 outstanding options with an exercise price of $10 and granted new options with an exercise price at the market value on that date of $7.75. On April 16, 1997, the Company canceled 603,500 outstanding options with an exercise price of $7.75 and granted new options with an exercise price at the market value on that date of $4.375.

    A summary of stock option activity under the Company's stock option plans is as follows:

                                                                                                       WEIGHTED
                                                                                         NUMBER         AVERAGE
                                                                                        OF SHARES   EXERCISE PRICE
                                                                                       -----------  ---------------
Outstanding at July 31, 1994.........................................................           --     $      --
Granted..............................................................................    2,140,370          0.41
                                                                                       -----------         -----
Outstanding at July 31, 1995.........................................................    2,140,370          0.41
Granted..............................................................................    1,363,150          9.92
                                                                                       -----------         -----
Outstanding at July 31, 1996.........................................................    3,503,520          9.15
Granted..............................................................................    3,807,544          6.50
Exercised............................................................................     (969,100)         2.08
Canceled.............................................................................   (1,875,750)         9.28
Forfeited............................................................................      (67,188)         4.47
                                                                                       -----------         -----
Outstanding at July 31, 1997.........................................................    4,399,026     $    3.89
                                                                                       -----------         -----
                                                                                       -----------         -----

    At July 31, 1997, 2,235,646 stock options were exercisable at prices ranging from $.41 to $10.00. The weighted average exercise price and remaining term of such stock options was $2.41 and 8.3 years, respectively. The weighted average fair value of an option granted during the year was $3.21 and $4.46 for the years ended July 31, 1996 and 1997, respectively.

    Pro forma information regarding net loss and net loss per share is required by SFAS 123, and has been determined as if the Company had accounted for employees' stock options under the fair value method

                                IDT CORPORATION

7. STOCKHOLDERS' EQUITY (CONTINUED)
provided by that statement. The fair value of the stock options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for vested and non-vested options.

                                                                                 JULY 31
                                                                           --------------------
ASSUMPTIONS                                                                  1996       1997
-------------------------------------------------------------------------  ---------  ---------
Risk-free interest rate..................................................       6.05%      6.11%
Dividend yield...........................................................         --         --
Volatility factor of the expected market price of the Company's common
  stock..................................................................        105%        89%
Estimated life...........................................................    6 years    6 years

    The Black Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    For purposes of pro forma disclosures, the estimated fair value of the options under SFAS 123 is amortized to expense over the options' vesting period. For the years ended July 31, 1996 and 1997, pro forma net loss and pro forma net loss per share under SFAS 123 amounted to approximately $18,106,932 and $10,054,043, respectively, and $1.00 and $.48, respectively.

INITIAL PUBLIC OFFERING

    On March 15, 1996, the Company completed an initial public offering of 4,600,000 shares of its common stock for $10 per share. The Company realized net proceeds of approximately $41.5 million from this offering. A portion of the proceeds from this offering was used to repay $3,477,000 of short-term notes previously issued during fiscal 1996.

8. COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

    On December 29, 1995, Surfers Unlimited, L.L.C. filed a breach of contract action in the New Jersey Superior Court. The suit names a subsidiary of the Company as defendant and seeks damages in an unspecified amount for interference with prospective business advantages, breach of contract and improper use of confidential and proprietary information. The Company has filed a counterclaim. The suit is currently in the discovery phase and a trial is tentatively scheduled for February 1998.

    In January 1997, six former employees alleging employment discrimination commenced a suit in New Jersey entitled INNELLA, ET AL V. IDT CORP., ET AL. The suit claims that the Company has made hiring and promotion decisions based on religious background. The case is in the very early stages of discovery.

    In June 1997, an uncertified class-action suit was brought against IDT in New York. The suit concerns advertisements no longer in use by IDT, and advertising practices that were voluntarily terminated by the

                                IDT CORPORATION

8. COMMITMENTS AND CONTINGENCIES (CONTINUED)
Company following a prior investigation by the Attorneys General of several states. The case is in the preliminary stages of discovery.

    In September 1997, DigiTEC 2000, Inc. ("DigiTEC") filed a complaint against the Company alleging that in connection with its sale of prepaid calling cards, the Company tortiously interfered with a business relationship between DigiTEC and two codefendants, CG Com, Inc. and Carlos Gomez. DigiTEC has filed a motion for a preliminary injunction that would bar the Company from selling its prepaid calling cards through these co-defendants. The Court has not yet ruled upon DigiTEC's motion and the case is currently in preliminary stages of discovery.

    The Company is subject to other legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. In the opinion of management, settlement of these and the aforementioned actions when ultimately concluded will not have a material adverse effect on results of operations, cash flows or the financial condition of the Company.

LICENSE FEES

    In connection with the provision of Internet access, the Company provides certain customers with Internet software licensed from a third party. In the prior year, the Company agreed to pay royalties based upon end users. In May 1996, such agreement was amended, except for moneys due under the original agreement. Under the terms of the amended agreement, which expires in May 1998, the Company has agreed to pay minimum royalties based upon end users and annual service fees of approximately $1,850,000 and $300,000, respectively. For the years ended July 31, 1995, 1996 and 1997, total licensing fees amounted to $30,000, $1,098,000 and $234,000, respectively

LEASES

    The future minimum payments for capital and operating leases as of July 31, 1997 are as follows:

                                                                                          CAPITAL      OPERATING
                                                                                           LEASES        LEASES
                                                                                        ------------  ------------
1998..................................................................................  $  2,216,000  $  1,038,000
1999..................................................................................     1,912,000       945,000
2000..................................................................................     1,740,000       456,000
2001..................................................................................       735,000        83,000
2002..................................................................................       540,000        52,000
                                                                                        ------------  ------------
Total payments........................................................................     7,143,000  $  2,574,000
                                                                                        ------------  ------------
                                                                                                      ------------
Less amounts representing interest....................................................    (1,705,000)
Current portion.......................................................................    (1,532,000)
                                                                                        ------------
Capital lease obligations-long-term portion...........................................  $  3,906,000
                                                                                        ------------
                                                                                        ------------

    Rental expense under operating leases was approximately $30,000, $178,000 and $388,000 for the years ended July 31, 1995, 1996 and 1997, respectively.

                                IDT CORPORATION

8. COMMITMENTS AND CONTINGENCIES (CONTINUED)
COMMUNICATIONS SERVICES

    The Company has an agreement with a supplier of telecommunications services ("Vendor") which began in August 1994 and continues monthly unless terminated by one of the parties. Under such agreement, the Vendor bills and collects, on behalf of the Company, for long distance telephone services provided to the Company's customers. The Company is responsible for all uncollected receivables. For the year ended July 31, 1996 and 1997, the Company purchased approximately $3,900,000 and $17,330,000, respectively, of such services from the Vendor.

    The Company has entered into agreements with certain carriers to buy and sell communications services. As of July 31, 1997, the Company has approximately $30,000,000 in minimum purchase commitments related to such agreements.

DISTRIBUTION AGREEMENTS

    The Company has entered into distribution agreements under which it has agreed to pay its agents commissions for obtaining new Internet and discount telecommunications customers. The agreements require commissions upon activation of the customers.

9. CUSTOMER, GEOGRAPHICAL AREA AND SEGMENT INFORMATION

    During the year ended July 31, 1996, one customer accounted for approximately 19% of total revenues. No customer accounted for more than 10% of revenues during the year ended July 31, 1995 or 1997.

    Revenues from customers outside the United States represented approximately 56%, 23% and 25% of total revenues during the years ended July 31, 1995, 1996 and 1997, respectively. No single geographic area accounted for more than 10% of total revenues.

                                IDT CORPORATION

9. CUSTOMER, GEOGRAPHICAL AREA AND SEGMENT INFORMATION (CONTINUED)
    Operating results and other financial data are presented for the principal business segments of the Company for the years ended July 31, 1995, 1996 and 1997.

                                                               INTERNET        TELE-
                                                                ACCESS    COMMUNICATIONS    NET2PHONE     TOTAL
                                                               ---------  ---------------  -----------  ----------
                                                                                ($ IN THOUSANDS)
YEAR ENDED JULY 31, 1995
Revenues.....................................................  $     875     $  10,789      $      --   $   11,664
Income (loss) from operations................................     (3,005)          830             --       (2,175)
Depreciation and amortization................................        187           117             --          304
Total assets.................................................        869         3,328             --        4,197
Capital expenditures.........................................        893           433             --        1,326

YEAR ENDED JULY 31, 1996
Revenues.....................................................  $  21,986     $  35,708      $      --   $   57,694
Income (loss) from operations................................    (17,851)        2,756           (660)     (15,755)
Depreciation and amortization................................        930           258             24        1,212
Total assets.................................................     20,570        22,907            320       43,797
Capital expenditures.........................................     10,335         1,358            202       11,895

YEAR ENDED JULY 31, 1997
Revenues.....................................................  $  32,895     $  99,937      $   2,355   $  135,187
Income (loss) from operations................................     (8,092)        5,707         (1,060)      (3,445)
Depreciation and amortization................................      3,562         1,128            183        4,873
Total assets.................................................     24,205        33,110          1,222       58,537
Capital expenditures.........................................      9,448         7,635            975       18,058

10. NOTES AND ADVANCES PAYABLE

    During fiscal 1996, the Company borrowed an aggregate of $3,477,000 from shareholders, affiliates and outside investors. The notes bore interest at 12% per annum. The notes were repaid with the proceeds of the Company's initial public offering. In connection with the repayment of such notes, the Company incurred a prepayment penalty of $233,500. Such prepayment penalty has been classified as an extraordinary loss on retirement of debt in the accompanying statement of operations.

11. ADDITIONAL FINANCIAL INFORMATION

    Additional financial information with respect to cash flows is as follows:

                                                                     YEAR ENDED JULY 31,
                                                              ---------------------------------
                                                                1995        1996        1997
                                                              ---------  ----------  ----------
Cash payments made for interest.............................  $      --  $  113,000  $  863,000
Cash payments made for income taxes.........................     56,000          --          --

    Other current assets include advances to carriers of approximately $1,499,000 and $1,982,000 at July 31, 1996 and 1997, respectively. Accounts payable includes approximately $5,840,000 and 14,541,000 due to telecommunication carries at July 31, 1996 and 1997, respectively.

                                IDT CORPORATION

12. CONSULTING AND LICENSING AGREEMENT

    The Company possesses the exclusive right to make the services of Genie, including its multi-player games and information services, accessible over the Internet and the World Wide Web, pursuant to its agreement with Yovelle Renaissance Corporation ("Yovelle," and such agreement, the "Yovelle Agreement"). Yovelle purchased the Genie service from GE Information Services, Inc. in January 1996. Pursuant to the Yovelle Agreement, the Company provided certain management consulting and other services to Yovelle and paid Yovelle certain online content product costs and licensing fees, in exchange for the right to make Genie's online offerings available over the Internet (including the World Wide Web) exclusively through the Company. The Yovelle Agreement was to expire in February 1998, and was renewable thereafter. The Company's Chief Executive Officer and Chairman of the Board of Directors, loaned $500,000 to Yovelle and received a promissory note in consideration therefor which bore interest at a rate of 12% per annum and was due in June 1996.

    During the year ended July 31, 1996, revenue under the Yovelle Agreement amounted to $1,200,000.

    In August 1996, the Company purchased all of the issued and outstanding stock of Yovelle for $200,000. The purchase price is comprised of $100,000 in cash and a non-interest bearing promissory note for $100,000, payable on or before December 31, 1996 which was paid.

13. ACQUISITIONS

    In August 1996, the Company completed the acquisition of the assets of PCIX, Inc. ("PCIX"), a former alliance partner of the Company. The acquisition price included a $690,000 promissory note, cash payments totaling $280,300, forgiveness of $428,800 owed to the Company from PCIX, and the assumption of $95,400 of other PCIX liabilities. The promissory note is payable on August 16, 1998 and bears interest at 8.25% per annum.

    In October 1996, the Company completed the acquisition of the assets of International Computer Systems, Inc., a former alliance partner of the Company. The acquisition price included cash payments totaling $2,250,000 and a $750,000 promissory note. Such promissory note is payable in 48 monthly installments commencing on October 1, 1996 and bears interest at 10.00% per annum.

14. SUBSEQUENT EVENTS

CONVERTIBLE DEBENTURES

    On September 5, 1997 the Company entered into a Securities Purchase Agreement (the "Agreement") with a group of institutional investors (the "Investors") pursuant to which the Investors purchased Convertible Debentures totaling $7,500,000 (the "Debentures"). The Debentures carry an interest rate of 3.00% per annum.

    The Debentures, including the principal amount and all unpaid accrued interest, are convertible into the Company's Common stock at the option of the Investors at a conversion price equal to the lower of $15.16 per share or the lowest closing price on any one trading day during the twelve consecutive trading day period preceding the date that notice of conversion is given to the Company. Any principal amount or unpaid accrued interest outstanding on September 5, 2000 will be automatically converted into shares of the Company's Common stock.

                                IDT CORPORATION

14. SUBSEQUENT EVENTS (CONTINUED)
ACQUISITION OF ROCK ENTERPRISES, INC.

    In September 1997, the Company agreed to purchase all of the issued and outstanding stock of Rock Enterprises, Inc., a telecom engineering firm owned by an employee of the Company, in exchange for shares of the Company's Common stock valued at $5,000,000 to be issued over several years.

                                IDT CORPORATION

                      CONDENSED CONSOLIDATED BALANCE SHEET

                                  (UNAUDITED)

                                                                                                     OCTOBER 31,
                                                                                                        1997
                                                                                                   ---------------
                                             ASSETS
Current assets
  Cash and cash equivalents......................................................................   $  13,331,696
  Accounts receivable (net)......................................................................      24,504,349
  Notes receivable...............................................................................         805,592
  Other current assets...........................................................................       4,533,737
                                                                                                   ---------------
Total current assets.............................................................................      43,175,374

Property and equipment, net......................................................................      29,785,870
Goodwill, net....................................................................................       1,340,452
Other assets.....................................................................................       2,788,647
                                                                                                   ---------------
Total assets.....................................................................................   $  77,090,343
                                                                                                   ---------------
                                                                                                   ---------------

                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Trade accounts payable.........................................................................   $  23,516,890
  Accrued expenses...............................................................................         175,258
  Deferred revenue...............................................................................       1,749,636
  Notes payable-current portion..................................................................       2,067,126
  Capital lease obligations-current portion......................................................       1,926,106
  Other current liabilities......................................................................         537,083
                                                                                                   ---------------
  Total current liabilities......................................................................      29,972,099

Notes payable--long-term portion.................................................................       6,480,546
Capital lease obligation--long-term portion......................................................       3,226,084
Convertible Debentures...........................................................................       7,500,000
                                                                                                   ---------------
Total liabilities................................................................................      47,178,729

Commitments and contingencies

Stockholders' equity:
  Preferred stock, $.01 par value; authorized shares--10,000,000; no shares issued...............        --
  Common stock, $.01 par value; authorized shares--100,000,000; 12,084,832 shares issued and
    outstanding. ................................................................................         120,848
  Class A stock, $.01 par value; authorized shares--35,000,000; 10,323,367 shares issued and
    outstanding..................................................................................         103,233
  Additional paid-in capital.....................................................................      49,673,935
  Accumulated deficit............................................................................     (19,986,402)
                                                                                                   ---------------
  Total stockholders' equity.....................................................................      29,911,614
                                                                                                   ---------------
  Total liabilities and stockholders' equity.....................................................   $  77,090,343
                                                                                                   ---------------
                                                                                                   ---------------

           SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                                IDT CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

                                      THREE MONTHS ENDED OCTOBER 31,
                                      ------------------------------
                                         1997               1996
                                      -----------        -----------
Revenues......................        $54,750,978        $28,317,671
Cost and expenses:
  Direct cost of revenues.....         40,861,017         18,012,801
  Selling, general, and
    administrative............          9,834,947         12,597,679
  Depreciation................          1,745,134            963,433
                                      -----------        -----------
  TOTAL COSTS AND EXPENSES....         52,441,098         31,573,913
                                      -----------        -----------
Income (loss) from
  operations..................          2,309,880         (3,256,242)
Interest and other, net.......           (346,935)           149,599
                                      -----------        -----------
  NET INCOME (LOSS)...........        $ 1,962,945        $(3,106,643)
                                      -----------        -----------
                                      -----------        -----------
Net income (loss) per share...        $      0.08        $     (0.15)
                                      -----------        -----------
                                      -----------        -----------
Weighted average number of
  shares used in calculation
  of earnings per share.......         25,479,585         20,841,230
                                      -----------        -----------
                                      -----------        -----------

           SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                                IDT CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                                                   THREE MONTHS ENDED OCTOBER 31,
                                                                                  --------------------------------
                                                                                       1997             1996
                                                                                  ---------------  ---------------
Cash provided by (used in) operating activities.................................   $      33,291    $  (4,820,559)

INVESTING ACTIVITIES
Payment for purchase of Yovelle, net of cash acquired...........................        --                376,843
Proceeds from the sale of short-term investments................................        --               (757,108)
Payment for the purchase of ICS assets..........................................        --             (2,250,000)
Receipt of payment on advance...................................................        --              1,500,000
Purchase of property and equipment..............................................      (4,598,802)
                                                                                  ---------------
Net cash used in investing activities...........................................      (4,598,802)      (5,252,921)

FINANCING ACTIVITIES
Proceeds from Convertible Debentures............................................       7,500,000         --
Proceeds from notes payable.....................................................         810,247        4,750,000
Exercise of stock options.......................................................       2,689,525         --
Repayment of capital lease obligations..........................................        (261,818)          (4,753)
Repayment of notes payable......................................................        (515,060)        (374,286)
                                                                                  ---------------  ---------------
Net cash provided by financing activities.......................................      10,222,894        4,370,961
                                                                                  ---------------  ---------------
Net increase (decrease) in cash and cash equivalents............................       5,657,383       (5,702,519)

Cash and cash equivalents at beginning of period................................       7,674,313       14,893,756
                                                                                  ---------------  ---------------
Cash and cash equivalents, end of period........................................   $  13,331,696    $   9,191,237
                                                                                  ---------------  ---------------
                                                                                  ---------------  ---------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid...................................................................   $     504,100    $      48,410
Income taxes paid...............................................................        --               --

           SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                                IDT CORPORATION

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1--BASIS OF PRESENTATION

    The accompanying unaudited condensed consolidated financial statements of IDT Corporation and subsidiaries (collectively "the Company") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended October 31, 1997 are not necessarily indicative of the results that may be expected for the year ending July 31, 1998. For further information, refer to the consolidated financial statements and footnotes thereto included elsewhere in this Prospectus.

NOTE 2--PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                                                                     OCTOBER 31,
                                                                                                        1997
                                                                                                   ---------------
Equipment........................................................................................   $  29,761,239
Computer software................................................................................       5,182,397
Leasehold improvements...........................................................................       1,351,414
Furniture and fixtures...........................................................................       1,447,524
Property and improvements........................................................................         112,569
                                                                                                   ---------------
                                                                                                       37,855,143
Less: Accumulated depreciation and amortization..................................................      (8,069,273)
                                                                                                   ---------------
                                                                                                    $  29,785,870
                                                                                                   ---------------
                                                                                                   ---------------

NOTE 3--LOANS PAYABLE, CAPITAL LEASE OBLIGATIONS AND CONVERTIBLE DEBENTURES.

    During the three months ended October 31, 1997, the Company borrowed approximately $810,000 with an interest bearing note collateralized by certain equipment owned by the Company with a forty-eight month term.

    The Company also entered into various capital lease arrangements during the three months ended October 31, 1997 to acquire computer and communications related equipment totaling approximately $1.1 million with terms ranging from thirty-six months to sixty months and collaterized by the equipment.

    During the three months ended October 31, 1997, the Company entered into a Securities Purchase Agreement (the "Agreement") with a group of institutional investors (the "Investors") pursuant to which the Investors purchased Convertible Debentures totaling $7,500,000 (the "Debentures"). The Debentures carry an interest rate of 3.00% per annum.

    The Debentures, including the principal amount and all unpaid accrued interest, are convertible into the Company's Common Stock at the option of the Investors at a conversion price equal to the lower of $15.16 per share or the lowest closing price on any one trading day during the twelve consecutive trading day period preceding the date that notice of conversion is given to the Company. Any principal amount or unpaid accrued interest outstanding on September 5, 2000 will be automatically converted into shares of the Company's Common Stock.

                                IDT CORPORATION

NOTE 4--LEGAL PROCEEDINGS AND CONTINGENCIES

    On December 29, 1995, Surfers Unlimited, L.L.C. filed a breach of contract action in the New Jersey Superior Court. The suit names a subsidiary of the Company as defendant and seeks damages in an unspecified amount for interference with prospective business advantages, breach of contract and improper use of confidential and proprietary information. The Company has filed a counterclaim. The suit is currently in the discovery phase.

    In January 1997, six former employees alleging employment discrimination commenced a suit in New Jersey entitled INNELLA, ET AL V. IDT CORP., ET AL. The suit claims that the Company has made hiring and promotion decisions based on religious background. The case is in the early stages of discovery.

    In June 1997, an uncertified class-action suit was brought against the Company in New York. The suit concerns advertisements no longer in use by IDT, and advertising practices that were voluntarily terminated by the Company following a prior investigation by the Attorneys General of several states. The case is in the preliminary stages of discovery.

    In September 1997, DigiTEC 2000, Inc. ("DigiTEC") filed a complaint against the company alleging that in connection with its sale of prepaid calling cards, the Company tortiously interfered with a business relationship between DigiTEC and two codefendants, CG Com, Inc. and Carlos Gomez. DigiTEC has filed a motion for preliminary injunction that would bar the Company from selling its prepaid calling cards through these co-defendants. The court denied DigiTEC's motion and the case is currently in preliminary stages of discovery.

    The Company filed a lawsuit against Mr. Glen Miller in August 1997 based upon various matters arising out of Mr. Miller's employment with IDT. Mr. Miller answered the complaint and filed a counterclaim against IDT for breach of his employment contract and breach of the covenant of good faith and fair dealing. Mr. Miller also filed a third-party complaint against Howard Balter, who is the Chief Operating Officer of IDT, and Jonathan Rand, IDT's former Director of Human Resources, for fraudulent conduct and misrepresentation.

    The Company is subject to other legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. Although there can be no assurances in this regard, in the opinion of the Company's management, such proceedings, as well as the aforementioned actions, will not have a material adverse effect on results of operations, cash flows or the financial condition of the Company.

NOTE 5--SUBSEQUENT EVENTS

    In November 1997, the Company finalized its purchase of all the issued and outstanding stock of Rock Enterprises, Inc., a telecom engineering firm owned by an employee of the Company, in exchange for 625,000 shares of the Company's Common Stock, of which 312,500 shares were issued at closing. The remaining shares will be issued over several years. The acquisition will be accounted for using the purchase method of accounting for business combinations.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 --------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................           9
Use of Proceeds................................          27
Price Range of Common Stock and Dividend
  Policy.......................................          27
Capitalization.................................          28
Selected Consolidated Financial and Operating
  Data.........................................          29
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          31
Business.......................................          41
Management.....................................          64
Principal and Selling Stockholders.............          67
Description of Capital Stock...................          69
Underwriting...................................          71
Legal Matters..................................          72
Experts........................................          72
Available Information..........................          72
Incorporation of Certain Documents by
  Reference....................................
Information Regarding Forward-Looking
  Statements...................................          73
Glossary of Terms..............................          75
Index to Consolidated Financial Statements.....         F-1

                                4,100,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 -------------

                                   PROSPECTUS

                                 -------------

                                 BT ALEX. BROWN
                               HAMBRECHT & QUIST
                     FRIEDMAN, BILLINGS, RAMSEY & CO., INC.
                           JEFFERIES & COMPANY, INC.

                                         , 1998

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee, NASD filing fee and Nasdaq listing fee.

SEC registration fee...............................................  $  27,471
NASD filing fee....................................................
Nasdaq listing fee.................................................
Legal fees and expenses............................................
Accounting fees and expenses.......................................
Printing expenses..................................................
Blue Sky fees and expenses.........................................
Transfer agent fee.................................................
Miscellaneous......................................................

    Total..........................................................
                                                                     ---------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Reference is made to Section 145 of the General Corporation Law of the State of Delaware (the "DGCL"), which provides for indemnification of directors, officers and other employees in certain circumstances, and to Section 102(b)(7) of the DGCL, which provides for the elimination or limitation of the personal liability for monetary damages of directors under certain circumstances. Article Sixth of the Certificate of Incorporation of the Company eliminates the personal liability for monetary damages of directors under certain circumstances and provides indemnification to directors and officers of the Company to the fullest extent permitted by the DGCL. Among other things, these provisions provide indemnification for officers and directors against liabilities for judgments in and settlements of lawsuits and other proceedings and for the advance and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding.

ITEM 16. EXHIBITS

    (a) Exhibits

EXHIBIT NO.                                               DESCRIPTION
-----------  -----------------------------------------------------------------------------------------------------
     1.01+   Form of Underwriting Agreement.
   4.01(1)   Specimen Certificates for shares of the Registrant's Common Stock and Class A Stock.
   4.02(2)   Description of Capital Stock (contained in the Certificate of Incorporation of the Registrant, filed as Exhibit 3.01).
     5.01+   Legal Opinion of Morrison & Foerster LLP.
    23.01*   Consent of Ernst & Young LLP.
     23.02   Consent of Morrison & Foerster LLP (included in exhibit 5.01).
    23.03+   Consent of Denis A. Bovin
     24.01   Power of Attorney (included on signature pages).

------------------------

+  to be filed by amendment

*   filed herewith

(1) incorporated by reference to Form S-1 filed March 8, 1996 file no. 333-00204

(2) incorporated by reference to Form S-1 filed February 21, 1996 file no. 333-00204

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes that:

    (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (3) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hackensack, State of New Jersey, on December 30, 1997.

                                IDT CORPORATION

                                BY:  /S/ HOWARD S. JONAS
                                     -----------------------------------------
                                     Howard S. Jonas
                                     CHAIRMAN, CHIEF EXECUTIVE
                                     OFFICER AND TREASURER

                               POWER OF ATTORNEY

    KNOWN TO ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Howard S. Jonas and Howard S. Balter, and each of them, each with full power to act without the other, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign any amendments to this registration statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or his substitute or substitutes may do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

                                    Chairman and Chief
/s/ HOWARD S. JONAS                   Executive Officer
----------------------------        (Principal Executive      December 30, 1997
Howard S. Jonas                           Officer)

/s/ JAMES COURTER                 President and Director
----------------------------        (Principal Executive      December 30, 1997
James Courter                             Officer)

/s/ HOWARD S. BALTER            Chief Operating Officer and
----------------------------         Director (Principal      December 30, 1997
Howard S. Balter                     Financial Officer)

/s/ STEPHEN R. BROWN              Chief Financial Officer
----------------------------        (Principal Accounting     December 30, 1997
Stephen R. Brown                          Officer)

/s/ MARC E. KNOLLER                      Director
----------------------------                                  December 30, 1997
Marc E. Knoller

/s/ JOYCE J. MASON                       Director
----------------------------                                  December 30, 1997
Joyce J. Mason

                                         Director
----------------------------
Meyer A. Berman

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------
                                         Director
----------------------------
J. Warren Blaker

                                         Director
----------------------------
James Mellor

                                         Director
----------------------------
Elmo R. Zumwalt

/s/ HAL BRECHER                          Director
----------------------------                                  December 30, 1997
Hal Brecher